Exhibit 99.1

The merger with Roxgold will
CREATE A GLOBAL PREMIER PRECIOUS METALS PRODUCER
FORTUNA
SILVER MINES INC.
VOTE FOR
the Share Issuance Resolution

Your vote is important

If you have questions or need help voting contact:
Laurel Hill Advisory Group
T: +1.877.452.7184
E: assistance@laurelhill.com

May 26, 2021

Fellow Shareholders:

On behalf of the board of directors (the "Fortuna Board") and management of Fortuna Silver Mines Inc. (the "Company" or "Fortuna"), I write in connection with the annual and special meeting (the "Meeting") of the holders ("Fortuna Shareholders") of common shares ("Fortuna Shares") of Fortuna. The Meeting will be held in a virtual-only format via live audio webcast at https://web.lumiagm.com/208799817, passcode "fortuna2021" (case sensitive), on Monday, June 28, 2021 at 9:00 a.m. (Pacific time).

The accompanying management information circular (the "Circular") and notice of annual and special meeting of Fortuna Shareholders (the "Notice of Meeting") contain important information regarding how to vote at the Meeting, the Arrangement (as defined below), the Share Issuance Resolution (as defined below), the directors nominated for election, our corporate governance practices and how we compensate our executives and directors. Fortuna Shareholders are urged to read this information carefully and, if they require assistance, to consult their tax, financial, legal and other professional advisors.

To proactively deal with the ongoing public health impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Meeting will be held in a virtual-only format via live audio webcast. Registered Fortuna Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the Meeting online, where they can participate, vote, and submit questions during the Meeting. You have to be connected to the internet at all times to be able to vote – it's your responsibility to make sure you stay connected for the entire Meeting.

The Arrangement

On April 26, 2021, Fortuna entered into an arrangement agreement (the "Arrangement Agreement") with Roxgold Inc. ("Roxgold") whereby, subject to the terms and conditions of the Arrangement Agreement, Fortuna will acquire all of the issued and outstanding common shares of Roxgold (the "Roxgold Shares") on the basis of 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share outstanding, pursuant to a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Immediately following completion of the Arrangement, Roxgold will become a wholly-owned subsidiary of Fortuna and, following the issuance of Fortuna Shares in exchange for Roxgold Shares at the effective time, it is anticipated that current Fortuna Shareholders and former Roxgold shareholders will own approximately 63.6% and 36.4% of the combined entity, respectively.

Reasons for the Arrangement

•	Combination of Quality Assets. The Arrangement will immediately create a premier growth-oriented intermediate gold and silver miner, with four producing mines and anticipated annual gold equivalent combined production of approximately 450,000 ounces at an all-in sustaining cost of approximately US$950[1] per gold equivalent ounce with a declining cost profile.

•	Highly Complementary and Diversified Portfolio. The assets of Fortuna after giving effect to the Arrangement ("Post-Arrangement Fortuna") will result in an expanded diversified production, development and exploration platform, including four operating mines supporting a robust free cash flow profile, a permitted development project at the feasibility stage, and an extensive growth pipeline of high-upside exploration assets in West Africa and the Americas.

•	Organic Growth Potential. With the anticipated strength of the pro forma cash flows on completion of the Arrangement, Post-Arrangement Fortuna will be able to launch construction at the Séguéla Gold Project in the third quarter of 2021, and continue the accelerated pace of advanced exploration at the Boussoura Project and on Post-Arrangement Fortuna's extensive 250,000 hectare land package in West Africa. Post-Arrangement Fortuna will have multiple brownfields and greenfields options across several jurisdictions in its combined portfolio from which to select and prioritise for capital investment.

•	Geographical Diversification in Mining Jurisdictions. Post-Arrangement Fortuna will benefit from improved geographical diversification in jurisdictions that welcome responsible mining in the Americas and West Africa. The combination will create a low-cost platform for precious metals production and growth in two premier mining regions well recognized for their precious metals endowment. Immediately upon the closing of the Arrangement, it is estimated that 70 percent of Post-Arrangement Fortuna's production will come from the Americas and 30 percent of its production will come from West Africa.

•	Silver Contribution to Revenue. Upon completion of the Arrangement, silver contribution to revenue will be approximately 20 percent. Post-Arrangement Fortuna will continue to pursue opportunities for the discovery and acquisition of quality silver assets in the Americas.

•	Strong Leadership Team. Management responsibilities within Post-Arrangement Fortuna will be allocated among a proven management team reflecting the strengths of both Fortuna and Roxgold, with a track record of strong safety performance, operational excellence, exploration success and cost and capital discipline.

•	Strong Balance Sheet. Post-Arrangement Fortuna will benefit from significant free cash flow generation, high EBITDA margins, and a stronger balance sheet with significant liquidity and low debt; all of this will contribute towards a lower cost of capital and increased funding capacity for the development at the Séguéla Gold Project and to advance exploration at the Boussoura Project, as well as the larger land package.

•	Increased Market Capitalization. Post-Arrangement Fortuna will have a market capitalization of approximately US$2.2 billion (on a non-diluted basis, based on the closing prices of Fortuna Shares and Roxgold Shares on the Toronto Stock Exchange on April 23, 2021, the last trading day prior to the announcement of the Arrangement). The Fortuna Board anticipates that the Arrangement will elevate Post-Arrangement Fortuna within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

•	Participation by Both Companies' Shareholders in the Combined Operations and Growth Projects. Through ownership of Fortuna Shares, both companies' shareholders will continue to participate in the opportunities associated with Post-Arrangement Fortuna's operating assets and growth properties, and will benefit from a lower cost of capital and lower risk profile for the business. Following completion of the Arrangement, assuming that no Fortuna Shares are issued in settlement of Roxgold incentive awards and that no Roxgold shareholders validly exercise dissent rights in respect of the Arrangement, existing Fortuna Shareholders will hold approximately 63.6% and former Roxgold shareholders will own approximately 36.4% of the issued and outstanding Fortuna Shares (on a non-diluted basis).

[1]	Gold equivalent based on the following commodity price assumptions: US$1,800/oz Au, US$22/oz Ag, US$1,900/t Pb, and US$2,300/t Zn.

•	Consideration of Alternatives. Taking into account the completion of construction at the Lindero Mine and the ramp-up in production at the mine; organic growth opportunities currently available to Fortuna; and business opportunities in the Americas, management of Fortuna and the Fortuna Board, with the assistance of its financial and legal advisors, assessed the alternatives reasonably available. The completion of the Arrangement is consistent with Fortuna's overall strategic objectives, which include the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to corporate growth. The Fortuna Board determined that Post-Arrangement Fortuna will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

•	Support of directors and officers of Fortuna and Roxgold. The Arrangement is supported by each of the directors and senior officers of Fortuna, who collectively hold approximately 1.6% of the issued and outstanding Fortuna Shares as at the record date of May 11, 2021 (the "Record Date") and have agreed to vote such Fortuna Shares in favour of the Share Issuance Resolution. In addition, each of the directors and executive officers of Roxgold who own Roxgold Shares and Roxgold's largest shareholder, who collectively hold approximately 16.72% of the issued and outstanding Roxgold Shares as of April 26, 2021, have agreed to vote such Roxgold Shares in favour of the Arrangement at a special meeting of Roxgold shareholders. See "Voting Support Agreements".

•	Scotia Fairness Opinion. The Fortuna Board considered the Scotia Fairness Opinion (as defined in the Circular) to the effect that, as of April 25, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Fortuna pursuant to the Arrangement was fair, from a financial point of view, to Fortuna. See "Background to the Arrangement & Recommendations – Financial Advisors – Scotia Fairness Opinion".

Shareholder Vote

Share Issuance Resolution

At the Meeting, Fortuna Shareholders will be asked to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the "Share Issuance Resolution"), the full text of which is attached as Schedule "A" to the Circular, authorizing and approving the issuance of up to 110,128,963 Fortuna Shares pursuant to the Arrangement, consisting of: (i) Fortuna Shares to be issued to Roxgold shareholders (other than Roxgold shareholders validly exercising dissent rights) in exchange for their Roxgold Shares; and (ii) Fortuna Shares that may be issuable on the exercise or settlement of Roxgold incentive awards in certain circumstances, as more particularly described in the Circular. To be effective, the Share Issuance Resolution must be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by the Fortuna Shareholders present (virtually) or represented by proxy at the Meeting.

Annual Meeting Matters

At the Meeting, Fortuna Shareholders will receive the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the report of the auditors thereon and will be asked to vote to: (i) appoint Fortuna's auditors for the ensuing year and to authorize the directors to fix their remuneration; (ii) determine the number of directors to be elected to be six; and (iii) to elect directors for the ensuing year (items (i) to (iii) being, collectively, the "Fortuna Annual Resolutions"). Details regarding the annual shareholder matters to be considered at the Meeting are provided under the heading "Other Matters to Be Acted Upon".

Recommendations

The Fortuna Board, after careful consideration, including a thorough review of the Arrangement Agreement and receiving the advice of its financial and legal advisors, including the fairness opinion of Scotia Capital Inc., in addition to considering other matters, each as described in the Circular, has unanimously determined that the Arrangement is in the best interests of Fortuna and unanimously recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution and each of the Fortuna Annual Resolutions. The determination of the Fortuna Board is based on various factors described more fully under the heading "Background to the Arrangement & Recommendations – Reasons for the Arrangement" and elsewhere in the Circular.

Vote your Fortuna Shares today FOR the Share Issuance Resolution and the Fortuna Annual Resolutions

Your vote is important regardless of how many Fortuna Shares you own. Fortuna Shareholders are strongly encouraged to submit their votes in advance of the Meeting over the Internet or by telephone or by mailing in a completed form of proxy or voting instruction form, as applicable. To be effective, the enclosed form of proxy must be received by Fortuna's transfer agent, Computershare Trust Company of Canada (according to the instructions on the proxy), not later than 9:00 a.m. (Pacific time) on Thursday, June 24, 2021, or not later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you hold your Fortuna Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by such intermediary to ensure your vote is counted at the Meeting.

Conditions

Subject to obtaining the requisite approvals of the Fortuna Shareholders, the Roxgold shareholders and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following: (i) receipt of the final order of the Supreme Court of British Columbia, which is expected to be obtained on June 30, 2021; and (ii) following the satisfaction or waiver of all other conditions precedent to the Arrangement.

Shareholder Questions

If you have any questions about the matters to come before the Meeting or the information contained in the Notice of Meeting or Circular, you may obtain further information by calling Laurel Hill at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (calls outside North America), or by email at assistance@laurelhill.com.

On behalf of Fortuna, we would like to thank all Fortuna Shareholders for their continuing support.

Sincerely,

Jorge A. Ganoza Durant

President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders ("Fortuna Shareholders") of common shares ("Fortuna Shares") in the capital of Fortuna Silver Mines Inc. (the "Company" or "Fortuna") will be held in a virtual-only format via live audio webcast at https://web.lumiagm.com/208799817, passcode "fortuna2021" (case sensitive), on Monday, June 28, 2021 at 9:00 a.m. (Pacific time), where Fortuna Shareholders will be asked:

1.	To consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the "Share Issuance Resolution") authorizing and approving the issuance of up to 110,128,963 Fortuna Shares in connection with the proposed acquisition by Fortuna of all of the outstanding common shares of Roxgold Inc. ("Roxgold") by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") involving Fortuna and Roxgold, pursuant to the terms and subject to the conditions of the arrangement agreement dated April 26, 2021 between Fortuna and Roxgold (for further information, please see the sections entitled "Background to the Arrangement & Recommendations", "The Arrangement" and "The Arrangement Agreement" in the Circular);

2.	To receive the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the report of the auditors thereon;

3.	To appoint KPMG LLP, Chartered Professional Accountants as Fortuna's auditors and to authorize the directors to fix their remuneration (for further information, please see the section entitled "Other Matters to be Acted Upon – Appointment and Remuneration of Auditors" in the Circular);

4.	To determine the number of directors to be elected to be six (for further information, please see the section entitled "Other Matters to be Acted Upon – Election of Directors" in the Circular); and

5.	To elect directors to Fortuna's board of directors (for further information, please see the section entitled "Other Matters to be Acted Upon – Election of Directors" in the Circular) (items 3 to 5 being, collectively, the "Fortuna Annual Resolutions").

The accompanying management information circular of Fortuna dated May 26, 2021 (the "Circular") provides specific details of the business to be considered at the Meeting. The full text of the Share Issuance Resolution is set out in Schedule "A" to the Circular. If the Arrangement is not completed, the Fortuna Shares referred to in the Share Issuance Resolution will not be issued, even if the Share Issuance Resolution is approved at the Meeting.

The board of directors of Fortuna unanimously recommends that Fortuna Shareholders VOTE FOR of the Share Issuance Resolution and the Fortuna Annual Resolutions. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Meeting.

The record date (the "Record Date") for determination of Fortuna Shareholders entitled to receive notice of and to vote at the Meeting was the close of business on May 11, 2021. Holders of Fortuna Shares as at the Record Date who either attend the Meeting (virtually) or who have completed and delivered a proxy or voting instruction form in the manner and subject to the provisions described above shall be entitled to vote, or to have their Fortuna Shares voted, on all matters to come before the Meeting.

Voting of Proxies

To proactively deal with the ongoing public health impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Meeting will be held in a virtual-only format via live audio webcast. Registered Fortuna Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the Meeting online, where they can participate, vote, and submit questions during the Meeting. You have to be connected to the internet at all times to be able to vote – it's your responsibility to make sure you stay connected for the entire Meeting.

Fortuna Shareholders are strongly encouraged to submit their votes in advance of the Meeting.

Registered Shareholders

Registered Fortuna Shareholders will receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 9:00 a.m. (Pacific time) on Thursday, June 24, 2021 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

Beneficial Shareholders

Beneficial Fortuna Shareholders who hold their Fortuna Shares registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities ("Intermediaries") may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a beneficial Fortuna Shareholder and receive these materials through your broker or other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Questions

If you have any questions about the matters to come before the Meeting or the information contained in this notice or the Circular, you may obtain further information by calling Laurel Hill at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (calls outside North America), or by email at assistance@laurelhill.com.

DATED the 26th day of May, 2021.

BY ORDER OF THE BOARD

Jorge A. Ganoza Durant,

President and Chief Executive Officer

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Fortuna Shareholders Fortuna Shares are held in own name and represented by a physical certificate or DRS Advice	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.
Beneficial Fortuna Shareholders Fortuna Shares held with a broker, bank or other Intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

Questions & Answers Regarding the Arrangement and the Meeting	i
GENERAL MATTERS	1

Glossary of Terms	1
Information Contained in this Circular	11
Forward-Looking Statements	11
Non-IFRS Financial Measures	13
Note to U.S. Shareholders	14
Exchange Rate Data	15

Meeting and Voting Information	16

The Meeting	16
Solicitation of Proxies	16
Registered Holders	16
Beneficial Holders	17
Additional Details	18
summary	20

BACKGROUND TO THE ARRANGEMENT & RECOMMENDATIONS	27

Background to the Arrangement	27
Reasons for the Arrangement	29
Financial Advisors	32
Recommendation of the Board	33

THE ARRANGEMENT	34

Procedural Steps	34
Effects of the Arrangement	34
Plan of Arrangement	37
Required Approvals	40
Directors	42
Employment Matters	42
Timing	42
Interest of Directors and Executive Officers in the Arrangement	43
Securities Laws Matters	43

THE ARRANGEMENT AGREEMENT	45

General	45

Representations and Warranties	45
Covenants	46
Conditions	47
Non-Solicitation Covenants and Right to Match	49
Expenses and Termination Fees	52
Termination	53
Amendments	54

VOTING SUPPORT AGREEMENTS	55

Fortuna Voting Support Agreements	55
Roxgold Voting Support Agreements	55
Appian Voting Support Agreement	56

Risk Factors	57

Risk Factors Relating to the Arrangement	57
Risk Factors Relating to Post-Arrangement Fortuna	59

Information Concerning Fortuna	62
Information Concerning RoxGold	62
Information Concerning Post-Arrangement Fortuna	62
OTHER MATTERS TO BE ACTED UPON	63

Financial Statements	63
Appointment and Remuneration of Auditors	63
Election of Directors	63

OTHER INFORMATION	68

Audit Committee Disclosure	68
Summary of Incentive Plans	68
Interest of Certain Persons in Matters To Be Acted Upon	68
Interest of Informed Persons	68
Indebtedness of Directors and Executive Officers	69
Legal Matters	69
Interests of Experts	69
Additional Information	70

Schedule "A"	–	Form of Share Issuance Resolution	A-1
Schedule "B"	–	Plan of Arrangement	B-1
Schedule "C"	–	Scotia Fairness Opinion	C-1
Schedule "D"	–	Consent of Scotia Capital Inc.	D-1
Schedule "E"	–	Information Concerning Fortuna	E-1
Schedule "F"	–	Information Concerning Roxgold	F-1
Schedule "G"	–	Information Concerning Post-Arrangement Fortuna	G-1
Schedule "H"	–	Unaudited Pro Forma Financial Statements of Post-Arrangement Fortuna	H-1
Schedule "I"	–	Statement of Executive Compensation	I-1
Schedule "J"	–	Corporate Governance	J-1

MANAGEMENT INFORMATION CIRCULAR	Table of Contents

Questions & Answers Regarding the Arrangement and the Meeting

All capitalized terms used herein but not otherwise defined have the meanings set forth under "Management Information Circular – Glossary of Terms" in this Circular.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Fortuna of proxies to be used at the Meeting to be held in a virtual-only format via live audio webcast at https://web.lumiagm.com/208799817, passcode "fortuna2021" (case sensitive), on Monday, June 28, 2021 at 9:00 a.m. (Pacific time) for the purposes indicated in the Notice of Meeting.

Your vote is very important. Fortuna Shareholders are strongly encouraged to submit their votes in advance of the Meeting.

The questions and answers below give general information regarding the Arrangement and guidance for voting your Fortuna Shares and related matters. Unless otherwise noted, all answers relate to both Registered Fortuna Shareholders and Beneficial Fortuna Shareholders.

Questions Regarding the Arrangement

Q:	Why is the Meeting being held?

In addition to annual shareholder matters, the Meeting is being held because Fortuna and Roxgold have entered into the Arrangement Agreement, pursuant to which Fortuna has agreed to acquire all of the issued and outstanding Roxgold Shares by way of the Arrangement in exchange for the issuance of 0.283 of a Fortuna Share and C$0.001 in cash for each issued and outstanding Roxgold Share. Pursuant to the policies of the TSX, the issuance of Fortuna Shares in connection with the Arrangement must be approved by Fortuna Shareholders.

The Arrangement cannot proceed unless a number of conditions are satisfied, including the approval of the Share Issuance Resolution by Fortuna Shareholders. See "The Arrangement" and "The Arrangement Agreement".

Q:	What are Fortuna Shareholders being asked to vote on?

At the Meeting, Fortuna Shareholders will be asked to approve the issuance of up to 110,128,963 Fortuna Shares in connection with the Arrangement. The Fortuna Shares authorized for issuance: (i) are being issued to Roxgold Shareholders (other than Roxgold Shareholders validly exercising Dissent Rights) in exchange for their Roxgold Shares; and (ii) may be issued upon the exercise or settlement of Roxgold Incentive Awards, in certain circumstances, as more particularly described in this Circular. The full text of the Share Issuance Resolution is attached as Schedule "A" to the Circular. Also see "The Arrangement – Required Approvals – Shareholder Approvals".

The Meeting is also an annual shareholder meeting, and Fortuna Shareholders will receive the Annual Financial Statements and will be asked to vote to: (i) appoint Fortuna's auditors for the ensuing year and to authorize the directors to fix their remuneration; (ii) determine the number of directors to be elected to be six; and (iii) elect directors for the ensuing year. Details regarding annual shareholder matters to be considered at the Meeting are provided under the heading "Other Matters to Be Acted Upon".

Q:	What approvals are being sought at the Meeting?

Pursuant to section 611(c) of the TSX Company Manual, in order to be effective, the Share Issuance Resolution must be approved by a simple majority of the votes cast thereon by the Fortuna Shareholders present (virtually) or represented by proxy at the Meeting. See "The Arrangement – Required Approvals – Shareholder Approvals".

In addition, Fortuna Shareholders will be asked to approve each of the annual matters to be considered at the Meeting, including the appointment of the auditors of the Company, setting the number of directors to be elected at six and electing the directors of Fortuna for the ensuing year. In connection with the election of directors, Fortuna has adopted a majority voting policy as described under "Other Matters to Be Acted Upon – Election of Directors – Majority Voting Policy" in the Circular.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page i

Q:	What other approvals are required for the Arrangement?

In addition to approval of the Share Issuance Resolution by Fortuna Shareholders, the Arrangement requires a number of additional approvals to become effective, including:

(a)	the Arrangement Resolution must be approved by Roxgold Shareholders at the Roxgold Meeting by: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Roxgold Shareholders present in person (virtually) or represented by proxy at the Roxgold Meeting; and (ii) a majority of the votes cast by the Roxgold Shareholders present in person (virtually) or represented by proxy at the Roxgold Meeting, excluding the votes cast by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	the TSX and the NYSE must have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.

See "The Arrangement – Required Approvals".

Q:	Does the Fortuna Board support the Arrangement?

Yes. The Fortuna Board, based upon careful consideration, unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Fortuna; (ii) determined that the Consideration is fair to Fortuna; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution.

The Fortuna Board unanimously recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution

In making its recommendation, the Fortuna Board considered a number of factors as described in this Circular under the heading "Background to the Arrangement & Recommendations – Reasons for the Arrangement", including the Scotia Fairness Opinion to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Fortuna pursuant to the Arrangement is fair, from a financial point of view, to Fortuna. See "Background to the Arrangement & Recommendations" and Schedule "C" – Scotia Fairness Opinion.

Q:	How many Fortuna Shares are expected to be issued at the Effective Time?

Pursuant to the Plan of Arrangement, Roxgold Shareholders will receive, for each Roxgold Share held, 0.283 of a Fortuna Share and C$0.001 in cash. As at the date of this Circular, there were 374,933,842 Roxgold Shares outstanding. Accordingly, it is expected that 106,106,277 Fortuna Shares will be issuable as Consideration for the Roxgold Shares, subject to certain assumptions, including that no additional Roxgold Shares are issued prior to the Effective Time and that there are no Dissenting Shareholders. In such circumstances, current Fortuna Shareholders and former Roxgold Shareholders will own approximately 63.6% and 36.4% of the outstanding Fortuna Shares, respectively. Pursuant to the terms of the Arrangement. Fortuna may, in certain circumstances, issue additional Fortuna Shares upon the settlement or exercise of Roxgold Incentive Awards, both at the Effective Time and following completion of the Arrangement, however it cannot be determined at this time if any such Fortuna Shares will be issued.

See "The Arrangement – Effect of the Arrangement".

Q:	Why is Fortuna proposing to acquire Roxgold?

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Mine Complex located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d'Ivoire. Management of Fortuna and the Fortuna Board believe that Post-Arrangement Fortuna will be better positioned than a stand-alone Fortuna entity, and that Fortuna Shareholders will benefit from the anticipated attributes of Post-Arrangement Fortuna, which include:

•	a combination of high quality assets with four producing mines;

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page ii

•	a highly complementary and diversified portfolio;

•	organic growth potential with multiple brownfields and greenfields options across several jurisdictions from which to select and prioritise for capital investment;

•	improved geographical diversification in jurisdictions that welcome responsible mining in the Americas and West Africa;

•	approximately 20 percent of revenue from silver, with opportunities for the discovery and acquisition of quality silver assets in the Americas;

•	a strong leadership team;

•	significant free cash flow generation, high EBITDA margins, and a stronger balance sheet with significant liquidity and low debt; and

•	an increased market capitalization of approximately $2.2 billion.

See "Background to the Arrangement & Recommendations – Reasons for the Arrangement".

Q:	Have any Fortuna Shareholders or Roxgold Shareholders agreed to vote in favour of the Arrangement?

Yes. Each of the directors and senior officers of Fortuna, who collectively hold approximately 1.6% of the issued and outstanding Fortuna Shares as of the Record Date, have entered into voting support agreements with Roxgold, whereby such Fortuna Shareholders have agreed to, among other things, support the Arrangement and vote their Fortuna Shares in favour of the Share Issuance Resolution, subject to certain exceptions.

In addition, Fortuna has entered into voting support agreements with the Roxgold Supporting Shareholders, which include each of the directors and executive officers of Roxgold who own Roxgold Shares, as well as Roxgold's largest shareholder, pursuant to which such Roxgold Supporting Shareholders have agreed to, among other things, vote all their Roxgold Shares in favour of the Arrangement Resolution. The Roxgold Supporting Shareholders collectively hold approximately 16.72% of the issued and outstanding Roxgold Shares as at April 26, 2021.

See "Voting Support Agreements" for more information.

Q:	Has the Fortuna Board received a fairness opinion regarding the Consideration to be paid by Fortuna?

Yes. The Fortuna Board has received the Scotia Fairness Opinion to the effect that, as of April 25, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Fortuna pursuant to the Arrangement was fair, from a financial point of view, to Fortuna. The Scotia Fairness Opinion is attached as Schedule "C" to this Circular. Also see "Background to the Arrangement & Recommendations – Financial Advisors".

Q:	When will the Arrangement become effective?

It is currently expected that the Effective Date will occur in early July, 2021, and in no event will completion of the Arrangement occur later than September 30, 2021, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement. See "The Arrangement – Timing".

Q:	What will happen if the Share Issuance Resolution is not approved by Fortuna Shareholders or the Arrangement is not completed for any reason?

If the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and, in certain circumstances, the Termination Fee may be paid by Fortuna or Roxgold, as applicable. See "The Arrangement Agreement – Expenses and Termination Fees".

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page iii

Questions Regarding the Meeting

Q:	Who is entitled to attend and vote at the Meeting?

Fortuna Shareholders of record as of the close of business on May 11, 2021, the Record Date for the Meeting, are entitled to receive notice of and to attend and vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

Q:	When will the Meeting be held and how can I attend?

The Meeting will be held on June 28, 2021 commencing at 9:00 a.m. (Pacific time), subject to any adjournment(s) or postponement(s) thereof. The Meeting will be hosted online by way of a live audio webcast and Fortuna Shareholders will not be able to attend the Meeting in person. Fortuna Shareholders and duly appointed proxyholders can login to the Meeting online by going to https://web.lumiagm.com/208799817, passcode "fortuna2021" (case sensitive).

Registered Fortuna Shareholders and duly appointed proxyholders (including Beneficial Fortuna Shareholders who have appointed themselves as proxyholder) can participate in the Meeting by clicking "I have a Login" and entering a username and password before the start of the Meeting. The username for Registered Fortuna Shareholders is the 15-digit control number located on their Proxy and the password is "fortuna2021" (case sensitive). Duly appointed proxyholders that have been registered with Computershare Trust Company of Canada in accordance with the instructions below will be provided with a username after the proxy voting deadline has passed (i.e., after 9:00 a.m. (Pacific time) on Thursday, June 24, 2021) and the password is "fortuna2021" (case sensitive).

If you log in to the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted Proxies. If you DO NOT wish to revoke your previously submitted Proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest. See "Meeting and Voting Information – Registered Holders – Changing your Vote".

Voting during the Meeting will only be available for Registered Fortuna Shareholders and duly appointed proxyholders (including Beneficial Fortuna Shareholders who have appointed themselves as proxyholder). Beneficial Fortuna Shareholders who have not appointed themselves as their proxyholder may attend the Meeting by logging in as a guest at https://web.lumiagm.com/208799817 passcode "fortuna2021" (case sensitive).

Fortuna Shareholders who wish to appoint a third party proxyholder to represent them at the virtual Meeting must submit their Proxy or VIF (as applicable) and register their proxyholder with Computershare Trust Company of Canada, Fortuna's transfer agent. Registering the proxyholder is an additional step once a Fortuna Shareholder has submitted their Proxy or VIF. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Fortuna Shareholders MUST visit https://web.lumiagm.com/208799817 by 9:00 a.m. (Pacific time) on Thursday, June 24, 2021 and provide Computershare Trust Company of Canada with their proxyholder's contact information, so that Fortuna's transfer agent may provide the proxyholder with a username via email.

Q:	What if I encounter technical difficulties while attending the Meeting?

If you participate in the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when the applicable balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to login to the virtual Meeting and complete the above procedure.

All Meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. Fortuna recommends that Fortuna Shareholders log in at least 30-60 minutes before the Meeting starts as this will allow you to check compatibility and complete the related procedures required to login to the Meeting.

For any technical difficulties experienced during the check-in process or during the Meeting, please visit https://www.lumiglobal.com/faq for assistance.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page iv

Q:	Can I ask questions at the Meeting?

Registered Fortuna Shareholders and duly appointed proxyholders may ask questions during the Meeting. While logged in for the Meeting you will be able to submit questions online by clicking on the button.

Guests, including Beneficial Fortuna Shareholders who have not appointed themselves as proxyholder, will be permitted to attend and to listen to the Meeting however they will not be able to vote or submit questions.

Q:	How can a Registered Fortuna Shareholder vote?

You are a Registered Fortuna Shareholder if you hold any Fortuna Shares in your own name, as recorded in the shareholder register of Fortuna maintained by Computershare Trust Company of Canada.

If you are a Registered Fortuna Shareholder, you can vote your Fortuna Shares by:

•	Online: www.investorvote.com;

•	Mail: Using the envelope accompanying your Proxy;

•	Fax: 1-866-249-7775;

•	Phone: 1-866-732-8683 (Toll Free); or

•	If you want to attend the Meeting and vote online during the Meeting:

•	login at https://web.lumiagm.com/208799817 at least 30-60 minutes before the Meeting starts;

•	click on "I have a Login";

•	enter your 15-digit control number located on your Proxy;

•	enter the password: "fortuna2021" (case sensitive); and

•	VOTE.

Q:	How can a Beneficial Fortuna Shareholder vote?

Only Registered Fortuna Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Fortuna Shares held by a Fortuna Shareholder are registered either:

(a)	in the name of an Intermediary that the Beneficial Fortuna Shareholder deals with in respect of the Fortuna Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

If you are a Beneficial Fortuna Shareholder, you can vote your Fortuna Shares by:

•	Online: www.proxyvote.com;

•	Mail: Using the envelope accompanying your VIF;

•	Phone/Fax: Using the number(s) listed on your VIF; or

•	If you want to attend the Meeting and vote online during the Meeting:

•	appoint yourself as proxyholder in accordance with the instructions provided in your VIF (see "How can I attend the Meeting" above);

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page v

•	login at https://web.lumiagm.com/208799817 at least 30-60 minutes before the Meeting starts;

•	click on "I have a Login";

•	enter the username provided by Computershare Trust Company of Canada via email;

•	enter the password: "fortuna2021" (case sensitive); and

•	VOTE.

Beneficial Fortuna Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or Proxy form is to be delivered. See "Meeting and Voting Information – Beneficial Holders" for additional information.

Q:	Should I send in my Proxy now?

Yes. To ensure your vote is counted, Fortuna Shareholders should immediately complete and submit the enclosed Proxy or VIF, or vote by internet or telephone in accordance with the instructions provided therein. You are encouraged to vote well in advance of the Proxy deadline to ensure that your Fortuna Shares are voted at the Meeting.

Q:	When is the proxy voting deadline?

Proxies will not be valid unless the completed, dated and signed Proxy is received by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 9:00 a.m. (Pacific time) on Thursday, June 24, 2021 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

Q:	Do I have Dissent Rights?

No. Fortuna Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution.

Q:	What if I have other questions?

Further questions and requests for assistance may be directed to Laurel Hill at:

Toll-Free Number:	1-877-452-7184
Calls Outside North America:	416-304-0211
By Email:	assistance@laurelhill.com

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page vi

MANAGEMENT INFORMATION CIRCULAR

GENERAL MATTERS

Date of Information Unless otherwise indicated, all information contained in this Circular is given as of May 26, 2021.	Currency All dollar amounts set forth in this Circular are in U.S. dollars, except where otherwise indicated.

Glossary of Terms

The following is a glossary of certain terms used in this Circular including Schedule "B", Schedule "F" and Schedule "G". Terms and abbreviations used in the other Schedules to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"1933 Act" means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

"1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

"2018 Roxgold RSU" means those Roxgold RSUs granted pursuant to resolutions of the Roxgold Board dated effective January 25, 2018, and September 3, 2018, respectively;

"2019 Roxgold PSU" means those Roxgold PSUs granted pursuant to resolutions of the Roxgold Board dated effective February 12, 2019;

"2019 Roxgold RSU" means those Roxgold RSUs granted pursuant to resolutions of the Roxgold Board dated effective February 12, 2019;

"2020 Roxgold PSU" means those Roxgold PSUs granted pursuant to resolutions of the Roxgold Board dated effective January 23, 2020;

"2020 Roxgold RSU" means those Roxgold RSUs granted pursuant to resolutions of the Roxgold Board dated effective January 23, 2020;

"2021 Roxgold PSU" means those Roxgold PSUs granted pursuant to resolutions of the Roxgold Board dated effective December 23, 2020;

"2021 Roxgold RSU" means those Roxgold RSUs granted pursuant to resolutions of the Roxgold Board dated effective December 23, 2020;

"5-Day VWAP" means the volume weighted average trading price for a share for the five trading days of such shares on the TSX ending on the date three Business Days prior to the Effective Date;

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest or inquiry, whether oral or written, from any person, or group of persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) other than a Party and/or any of its affiliates, relating to: (i) any direct or indirect acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, whether in a single transaction or a series of related transactions involving: (a) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole; or (b) 20% or more of any voting or equity securities of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole (in each case, based on the most recently filed annual consolidated financial statements of the Party); (ii) any direct or indirect take-over bid, tender offer, exchange offer, or treasury issuance, in a single transaction or a series of related transactions, that, if consummated, would result in such person or group of persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) owning or exercising control or direction over 20% or more of any voting or equity securities of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole (based on the most recently filed annual consolidated financial statements of the Party); or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, in a single transaction or a series of related transactions, involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole (based on the most recently filed annual consolidated financial statements of the Party);

MANAGEMENT INFORMATION CIRCULAR	Page 1

"affiliate" has the meaning given to such term in the Securities Act;

"Amalgamation" has the meaning given to such term in the section titled "The Arrangement – Effects of the Arrangement – Plan of Arrangement";

"Annual Financial Statements" means the Company's audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019;

"Annual Fortuna MD&A" means the Company's management's discussion and analysis for the year ended December 31, 2020;

"Appian" means Appian Natural Resources Fund, L.P. and Appian Natural Resources (UST) Fund, L.P.;

"Appian Voting Support Agreement" means the voting support agreement (including any amendments thereto) between Fortuna and Appian setting forth the terms and conditions upon which Appian agrees to vote the Roxgold Shares held by it at the relevant time in favour of the Arrangement Resolution;

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Roxgold and Fortuna, each acting reasonably;

"Arrangement Agreement" means the Arrangement Agreement among Fortuna and Roxgold dated April 26, 2021 as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

"Arrangement Loan" means the amount to be loaned by Fortuna to Roxgold pursuant to the Arrangement Agreement to ensure that Roxgold has sufficient cash on hand to satisfy, on or prior to the Effective Date, all Roxgold Employee Costs and unpaid costs and expenses of Roxgold in connection with the Arrangement;

"Arrangement Resolution" means the special resolution of the Roxgold Shareholders approving the Arrangement to be considered at the Roxgold Meeting;

"BCBCA" means the Business Corporations Act (British Columbia);

"Beneficial Fortuna Shareholder" means Fortuna Shareholders who hold their Fortuna Shares in the name of an Intermediary and not in their own name;

"Blakes" has the meaning given to such term in the section titled "Background to the Arrangement & Recommendations – Background to the Arrangement";

"Boussoura Project" means the exploration project of Roxgold underway on the Boussoura properties located in the Poni Province in south western Burkina Faso;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

MANAGEMENT INFORMATION CIRCULAR	Page 2

"Canadian Securities Laws" means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder;

"Cash Equivalent" means, with respect to a Fortuna Share, an amount in cash equal to the volume weighted average trading price for the Fortuna Shares for the five trading days of such shares on the TSX ending on the date three Business Days prior to the relevant payment date, multiplied by the Exchange Ratio;

"Caylloma Mine" means the Company's 100%-owned producing Caylloma silver, lead and zinc mine in southern Peru;

"Caylloma Technical Report" means the technical report prepared for the Caylloma Mine entitled "Fortuna Silver Mines Inc. Caylloma Mine, Caylloma District, Peru" dated effective March 8, 2019;

"CG&N Committee" means the Corporate Governance and Nominating Committee of the Fortuna Board;

"Change in Recommendation" means the circumstances where, in the case of Roxgold, prior to Roxgold having obtained the Roxgold Shareholder Approval, or, in the case of the Company, prior to Fortuna having obtained the Fortuna Shareholder Approval, the Roxgold Board or the Fortuna Board, as applicable: (i) fails to recommend or withdraws, amends, modifies or qualifies the Roxgold Board Recommendation or the Fortuna Board Recommendation, as applicable, in a manner adverse to the other Party; or (ii) fails to publicly reaffirm the Roxgold Board Recommendation or the Fortuna Board Recommendation, as applicable, within five Business Days (and in any case prior to the Roxgold Meeting or the Meeting, as applicable) after having been requested in writing by the other Party, acting reasonably, to do so; or (iii) takes a neutral position or no position with respect to a publicly announced Acquisition Proposal with respect to Roxgold or Fortuna, as applicable, beyond a period of five Business Days after the announcement (without withdrawal) of such Acquisition Proposal (or beyond the date which is one day prior to the Roxgold Meeting or the Meeting, as applicable, if sooner);

"Circular" means this management information circular;

"Closing Cash/Share Payment" means an amount equal to the 5-Day VWAP for the Fortuna Shares, multiplied by the Exchange Ratio, with such amount being satisfied in cash; provided that if such amount exceeds C$2.73, the amount of any such excess shall be satisfied by Fortuna issuing that number of Fortuna Shares equal to such excess amount divided by the 5-Day VWAP;

"Consideration" means the consideration to be received by the Roxgold Shareholders pursuant to the Plan of Arrangement as consideration for the Roxgold Shares, consisting of 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share;

"Consideration Shares" means the Fortuna Shares to be issued to the Roxgold Shareholders as part of the Consideration pursuant to the Arrangement;

"Continuing Employees" means all current employees of Roxgold that are not Non-Continuing Executives or Continuing Executives and who are continuing their employment with Post-Arrangement Fortuna;

"Continuing Executives" means the three current executives of Roxgold who have entered into Retention Agreements;

"Court" means the Supreme Court of British Columbia;

"COVID-19" means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

"COVID-19 Measures" means commercially reasonable actions for a Party or any of its subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Entity in connection with COVID-19;

"Davies" has the meaning given to such term in the section titled "Background to the Arrangement & Recommendations – Background to the Arrangement";

MANAGEMENT INFORMATION CIRCULAR	Page 3

"Depositary" means any trust company, bank or financial institution agreed to in writing between Fortuna and Roxgold for the purpose of, among other things, exchanging certificates representing Roxgold Shares for certificates representing Consideration Shares and paying the cash consideration forming part of the Consideration in connection with the Arrangement;

"Director Nominee" has the meaning given to such term in the section titled "Other Matters to be Acted Upon – Election of Directors";

"Dissent Rights" means the rights of dissent granted in favour of Roxgold Shareholders in respect of the Arrangement, as described in the Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Roxgold Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Effective Date" means the date upon which the Arrangement becomes effective;

"Effective Time" means 12:01 a.m. (Pacific time) on the Effective Date;

"Escrow Agent" means SRS Acquiom Inc. or any trust company, bank, financial institution or other third party service provider engaged by Roxgold and agreed to in writing between Fortuna and Roxgold for the purpose of holding the Arrangement Loan in escrow for payment to the applicable persons on the Effective Date;

"Exchange Ratio" means 0.283 of a Fortuna Share for each Roxgold Share;

"Exchanges" means the TSX and the NYSE, as applicable;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Roxgold and Fortuna, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Roxgold and Fortuna, each acting reasonably) on appeal;

"Fortuna" or the "Company" means Fortuna Silver Mines Inc., a corporation existing under the laws of British Columbia;

"Fortuna AIF" means the annual information form of the Company dated March 29, 2021 for the year ended December 31, 2020;

"Fortuna Board" means the board of directors of the Company;

"Fortuna Board Recommendation" has the meaning given to such term in the section titled "Background to the Arrangement & Recommendations – Recommendation of the Board";

"Fortuna Credit Facilities" means, collectively, Fortuna's $40 million non-revolving credit facility and $80 million revolving credit facility, each maturing in January 2022;

"Fortuna Options" means the outstanding options to purchase Fortuna Shares issued pursuant to the Fortuna Stock Option Plan;

"Fortuna Properties" means the Caylloma Mine, the San Jose Mine and the Lindero Mine;

"Fortuna PSU" means a performance share unit issued pursuant to the Fortuna Share Unit Plan;

"Fortuna RSU" means a restricted share unit issued pursuant to the Fortuna Share Unit Plan;

MANAGEMENT INFORMATION CIRCULAR	Page 4

"Fortuna Share Unit Plan" means the amended share unit plan of Fortuna adopted by the Fortuna Shareholders on June 18, 2020;

"Fortuna Shareholder Approval" means the approval of the Share Issuance Resolution by a simple majority of the votes cast in respect of the Share Issuance Resolution by Fortuna Shareholders present in person (virtually) or represented by proxy at the Meeting, as required by the TSX;

"Fortuna Shareholders" means the holders of outstanding Fortuna Shares;

"Fortuna Shares" means common shares in the capital of Fortuna;

"Fortuna Stock Option Plan" means the stock option plan adopted by the Fortuna Shareholders on May 26, 2011, as amended and restated effective March 1, 2015;

"Fortuna Supporting Shareholders" means each of the senior officers and directors of Fortuna;

"Fortuna Technical Reports" means, collectively, the Caylloma Technical Report, the Lindero Technical Report and the San Jose Technical Report;

"Fortuna Voting Support Agreements" means the voting support agreements (including all amendments thereto) between Roxgold and the Fortuna Supporting Shareholders setting forth the terms and conditions upon which the Fortuna Supporting Shareholders agree to vote their Fortuna Shares in favour of the Share Issuance Resolution;

"forward-looking statements" has the meaning given to such term in the section titled "General Matters – Forward-Looking Statements";

"Governmental Entity" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, including the Exchanges;

"IFRS" means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

"INFOR Financial" means INFOR Financial Inc.;

"Interim Order" means the interim order of the Court made pursuant to section 291 of the BCBCA in connection with the Arrangement;

"Intermediary" means an intermediary through which a Beneficial Fortuna Shareholder holds its Fortuna Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESPs (each as defined in the Tax Act) and similar plans, and such Intermediary's nominees;

"Key Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule D to the Arrangement Agreement namely, approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares at the Effective Time, and notice to the TSX pursuant to Section 501 of the TSX Company Manual;

"Key Third Party Consents" means those consents and approvals required from any third party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

"KPMG LLP" means KPMG LLP, Chartered Professional Accountants;

"Laurel Hill" means Laurel Hill Advisory Group;

MANAGEMENT INFORMATION CIRCULAR	Page 5

"Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges);

"Letter of Transmittal" means the letter of transmittal to be sent to Roxgold Shareholders for use in connection with the Arrangement;

"Lindero Mine" means Fortuna's 100%-owned open pit gold heap leach mine in Salta Province in northern Argentina;

"Lindero Technical Report" means the technical report prepared for the Lindero Mine entitled "Fortuna Silver Mines Inc. Lindero Property, Salta Province, Argentina" dated October 31, 2017;

"Mackenzie" means Mackenzie Partners;

"Material Adverse Effect" means in respect of any Party, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities or obligations (whether absolute, accrued, conditional or otherwise) of that Party and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated hereby; (ii) any change or development in general economic, business, regulatory or market conditions, political conditions in Argentina, Mexico or Peru (but only with respect to Fortuna) or in Burkina Faso or Côte d'Ivoire (but only with respect to Roxgold), financial or capital markets, or interest, inflation, or currency exchange rates, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable companies operating in the mining industry; (iii) any change in IFRS or changes in regulatory accounting requirements applicable to the mining industry; (iv) any natural or man-made disaster, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (v) any change or development affecting the mining industry generally or metal prices, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (vi) any adoption, proposal, implementation or change in applicable Law or any interpretation of Law by any Governmental Entity; (vii) the commencement or continuation of any war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (viii) any change in political or civil conditions in any jurisdiction in which such Party's assets and/or its business and operations are located, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (ix) any epidemic, pandemic, disease, outbreak of illness (including COVID-19), including the worsening thereof, other health crisis or public health event; (x) any action taken (or omitted to be taken) by such Party: (a) pursuant to applicable Law (including COVID-19 Measures) or (b) at the written request of the other Party, or with the prior written consent of the other Party to the extent such action directly causes or results in the change, effect, event or occurrence; (xi) any change in the market price or any decline in the trading volume of that Party's securities on the Exchanges (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded by clauses (i) through (x) and (xii)); or (xii) the failure of such Party to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded by clauses (i) through (xi));

"Meeting" means the annual and special meeting of Fortuna Shareholders to be held at 9:00 a.m. (Pacific time) on June 28, 2021 or any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Meeting;

"Meeting Materials" means, collectively, the Notice of Meeting and this Circular;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

"NewCo" has the meaning given to such term in the section titled "The Arrangement – Plan of Arrangement";

MANAGEMENT INFORMATION CIRCULAR	Page 6

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"NI 54-101" means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

"Non-Continuing Executives" has the meaning given to such term in the Arrangement Agreement;

"Non-Objecting Beneficial Owner" or "NOBO" has the meaning given to such term in the section titled "Meeting and Voting Information – Additional Details";

"Notice of Meeting" means the notice of the annual and special meeting of Fortuna Shareholders which accompanies this Circular;

"NYSE" means the New York Stock Exchange;

"Objecting Beneficial Owner" or "OBO" has the meaning given to such term in the section titled "Meeting and Voting Information – Additional Details";

"OTCQX Market" means the OTC Markets Group's OTCQX exchange;

"Outside Date" means September 30, 2021, or such later date as may be agreed to in writing by the Parties;

"Party" means any of Roxgold or Fortuna, as the case may be, and "Parties" means both of them, collectively;

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule "B", and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

"Post-Arrangement Fortuna" means Fortuna and all of its subsidiaries (including Roxgold) immediately following completion of the Arrangement;

"Proxy" means the form of proxy which accompanies this Circular;

"Record Date" means the date for the determination of Fortuna Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof, being May 11, 2021;

"Registered Fortuna Shareholder" means the registered holder of Fortuna Shares as recorded in the shareholder register of the Company;

"Regulation S" means Regulation S under the 1933 Act;

"Replacement Option" means an option to acquire from Fortuna the number of Fortuna Shares equal to the product of: (i) the number of Roxgold Shares subject to such Roxgold Option immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of a Fortuna Share on any particular exercise of Replacement Options, then the number of Fortuna Shares otherwise issued shall be rounded down to the nearest whole number of Fortuna Shares. The exercise price per Fortuna Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Roxgold Share subject to each such Roxgold Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent;

"Replacement Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Fortuna Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

MANAGEMENT INFORMATION CIRCULAR	Page 7

"Representative" means any officer, director, employee, representative (including any financial or other advisor) or agent of a Party or any of its subsidiaries;

"Retention Agreement(s)" means the agreements entered into among Roxgold, Fortuna and each of the Continuing Executives, as of the date of the Arrangement Agreement, with respect to the on-going employment of the Continuing Executives with Roxgold or its subsidiary, as applicable, following the Effective Time;

"Roxgold" means Roxgold Inc., a corporation existing under the laws of British Columbia;

"Roxgold AIF" means the annual information form of Roxgold dated March 3, 2021 for the year ended December 31, 2020;

"Roxgold Board" means the board of directors of Roxgold;

"Roxgold Board Recommendation" means the Roxgold Board's unanimous: (i) determination that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Roxgold; (ii) determination that the Arrangement is fair to the Roxgold Securityholders; (iii) approval of the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolution to recommend that Roxgold Securityholders vote in favour of the Arrangement Resolution;

"Roxgold Credit Facilities" means, collectively, Roxgold's secured $75 million project term loan facility and $20 million revolving credit facility, each maturing in December 2022;

"Roxgold Deferred Share Unit Plan" means the deferred share unit plan of Roxgold for the non-employee directors of Roxgold dated effective October 4, 2012, as amended;

"Roxgold DSU" means a deferred share unit granted pursuant to the Roxgold Deferred Share Unit Plan;

"Roxgold Employee Costs" has the meaning given to such term in the Arrangement Agreement;

"Roxgold Incentive Awards" means, collectively, the Roxgold Options, the Roxgold DSUs, the Roxgold PSUs and the Roxgold RSUs;

"Roxgold Meeting" means the special meeting of Roxgold Shareholders to be held at 9:00 a.m. (Pacific time) on June 28, 2021 or any adjournment(s) or postponement(s) thereof, to be held in accordance with the Interim Order to consider the Arrangement Resolution;

"Roxgold Option In-The-Money Amount" in respect of a Roxgold Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Roxgold Shares that a holder is entitled to acquire on exercise of the Roxgold Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Roxgold Options" means the outstanding options to purchase Roxgold Shares granted under the Roxgold Stock Option Plan;

"Roxgold Properties" means the Yaramoko Mine Complex, the Séguéla Gold Project and the Boussoura Project;

"Roxgold PSU" means a performance share unit issued pursuant to the Roxgold Restricted Share Unit Plan;

"Roxgold Restricted Share Unit Plan" means the restricted share unit plan of Roxgold dated effective December 18, 2012, as amended;

"Roxgold RSU" means a restricted share unit issued pursuant to the Roxgold Restricted Share Unit Plan;

"Roxgold Securityholders" means the Roxgold Shareholders and, as applicable, holders of Roxgold Incentive Awards;

"Roxgold Shareholder Approval" has the meaning given to such term in section titled "The Arrangement – Required Approvals –Shareholder Approvals";

"Roxgold Shareholders" means the holders of outstanding Roxgold Shares;

MANAGEMENT INFORMATION CIRCULAR	Page 8

"Roxgold Shares" means common shares in the capital of Roxgold;

"Roxgold Stock Option Plan" means the stock option plan of Roxgold dated April 30, 2009, as amended and restated on March 5, 2020 and last adopted by Roxgold Shareholders on June 26, 2020, as amended;

"Roxgold Supporting Shareholders" means each of the directors and senior officers of Roxgold who own Roxgold Shares and Appian;

"Roxgold Technical Reports" means the Séguéla Technical Report and the Yaramoko Technical Report;

"Roxgold Voting Support Agreements" means the voting support agreements (including all amendments thereto) between Fortuna and the Roxgold Supporting Shareholders setting forth the terms and conditions upon which the Roxgold Supporting Shareholders agree to vote their Roxgold Shares in favour of the Arrangement Resolution;

"Rule 144" means Rule 144 under the 1933 Act;

"San Jose Mine" means Fortuna's 100%-owned producing San Jose silver and gold mine in the state of Oaxaca in southern Mexico;

"San Jose Technical Report" means the technical report prepared for the San Jose Mine entitled "Fortuna Silver Mines Inc. San Jose Mine, Oaxaca, Mexico" dated effective February 22, 2019;

"Scotia Capital" means Scotia Capital Inc.;

"Scotia Fairness Opinion" means the fairness opinion of Scotia Capital dated April 25, 2021, attached to this Circular as Schedule "C";

"SEC" means the United States Securities and Exchange Commission;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

"Securities Laws" means, collectively, Canadian Securities Laws, the 1933 Act and the 1934 Act with all other applicable securities laws, rules and regulations and published policies thereunder;

"SEDAR" means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

"Séguéla Gold Project" means Roxgold's 90%-owned gold project in the Worodougou Region of the Woroba District, Côte d'Ivoire;

"Séguéla Technical Report" means the technical report prepared for the Séguéla Gold Project entitled "NI 43-101 – Technical Report, Séguéla Project, Worodougou Region, Côte d'Ivoire" dated May 26, 2021 with an effective date of April 19, 2021;

"Share Issuance Resolution" means the ordinary resolution approving the issuance by Fortuna of the Consideration Shares pursuant to the Plan of Arrangement, to be considered at the Meeting, in the form set out in Schedule "A";

"SubCo" means a corporation to be incorporated under the BCBCA as a wholly-owned subsidiary of Fortuna;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

MANAGEMENT INFORMATION CIRCULAR	Page 9

"Superior Proposal" means any bona fide, written Acquisition Proposal made after the date of the Arrangement Agreement by a person or persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) that relates to the acquisition of 100% of the outstanding voting shares of the applicable Party (other than voting shares owned by the person or persons making the Superior Proposal) or all or substantially all of the consolidated assets of the applicable Party and its subsidiaries, taken as a whole; and: (i) that complies with all applicable Securities Laws and did not result from a breach of the Arrangement Agreement; (ii) that the board of directors of the applicable Party that received the Acquisition Proposal has determined in good faith, after consultation with its legal and financial advisors, is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person or persons making such proposal; (iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Party, is made available to all shareholders of the Party on the same terms and conditions; (iv) that is not subject to any due diligence or financing condition and in respect of which adequate arrangements, as determined by the board of directors of the applicable Party that has received the Acquisition Proposal, have been made to ensure that any funds required for completion will be available to effect payment in full; and (v) in respect of which the Roxgold Board or the Fortuna Board, as applicable, determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard to all of the terms and conditions of such Acquisition Proposal, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the holders of its voting shares from a financial point of view than the Arrangement (taking into account any amendments to the terms and conditions of the Arrangement proposed by Fortuna or Roxgold pursuant to the Arrangement Agreement);

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Termination Fee" means C$40 million;

"TSX" means the Toronto Stock Exchange;

"U.S. Securities Laws" means, collectively, the 1933 Act and the 1934 Act with all other applicable securities laws, rules and regulations and published policies thereunder;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"United States GAAP" has the meaning ascribed to such term in the section titled "General Proxy Information – Information for United States Shareholders";

"Van Eck" has the meaning given to such term in the section titled "Meeting and Voting Information – Additional Details";

"VIF" has the meaning given to such term in the section titled "Meeting and Voting Information – Additional Details";

"Voting Support Agreements" means, collectively, the Fortuna Voting Support Agreements, the Roxgold Voting Support Agreements and the Appian Voting Support Agreement;

"Yaramoko Mine Complex" means Roxgold's 90%-owned 55 Zone gold mine and Bagassi South gold mine in the Balé Province in western Burkina Faso; and

"Yaramoko Technical Report" means the technical report entitled prepared for the Yaramoko Mine Complex entitled "Technical Report for the Yaramoko Gold Mine, Burkina Faso" dated effective November 6, 2017.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

MANAGEMENT INFORMATION CIRCULAR	Page 10

Information Contained in this Circular

This Circular describes the business of the Meeting, items to be voted upon and the voting process. In particular, it contains a detailed description of the Arrangement and the matters to be considered at the Meeting, as well as detailed information regarding Fortuna and Roxgold and certain unaudited pro forma financial information regarding Post-Arrangement Fortuna. It also includes certain risk factors relating to the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement. Additionally, this Circular provides information about annual meeting matters, including Fortuna's directors, auditors, executive and director compensation, corporate governance and other matters. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.

The information concerning Roxgold contained in this Circular has been provided by Roxgold. Although Fortuna has no knowledge that would indicate that any of such information is untrue or incomplete, Fortuna does not assume any responsibility for the accuracy or completeness of such information or the failure by Roxgold to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Fortuna.

Descriptions of the terms of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements in this Circular are summaries of the key terms of those documents and are qualified in their entirety by the full text of such agreements. Fortuna Shareholders should refer to the full text of each of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements for complete details of those documents. The full text of the Arrangement Agreement and the Voting Support Agreements is available under Fortuna's and Roxgold's respective SEDAR profiles at www.sedar.com. The Plan of Arrangement is attached as Schedule "B" to this Circular.

Forward-Looking Statements

This Circular and the documents incorporated by reference herein contain certain statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and section 21E of the 1934 Act, as amended, and forward-looking information within the meaning of applicable Canadian Securities Laws (collectively, "forward-looking statements"), including, without limitation, financial and business prospects and financial outlooks, which may be forward-looking plans and intentions, growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact may be forward-looking statements. The use of words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "project", "intend", "estimate", "plan", "potential", "pro forma", "post-arrangement" and similar expressions are intended to identify forward-looking statements.

In particular, and without limitation, this Circular contains forward-looking statements concerning:

•	the expected benefits of the Arrangement and attributes of Post-Arrangement Fortuna, including potential growth opportunities and operational, competitive and portfolio synergies;

•	the structure and effect of the Arrangement;

•	the timing of the Meeting, the Roxgold Meeting and the Final Order;

•	the anticipated Effective Date;

•	the anticipated number of Fortuna Shares to be issued pursuant to the Arrangement, including the number of Fortuna Shares that may be, in certain circumstances, issued upon settlement of Roxgold Incentive Awards;

•	the anticipated receipt of all required Key Regulatory Approvals for the Arrangement;

•	the ability of Fortuna and Roxgold to satisfy other conditions to, and to complete, the Arrangement; and

MANAGEMENT INFORMATION CIRCULAR	Page 11

•	the potential costs of the Arrangement to Fortuna, including in the event the Arrangement is not completed.

These forward-looking statements reflect management's current beliefs and are based on information currently available to management, as well as certain expectations and assumptions with respect to the Arrangement, including:

•	the structure and expected benefits of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions;

•	certain steps in, and timing of, the Arrangement and the Effective Date, as well as the number of Fortuna Shares to be issued pursuant to the Arrangement, are based upon the terms of the Arrangement and advice received from counsel to Fortuna relating to timing and expectations;

•	the listing of the Consideration Shares on the TSX and the NYSE, as well as the delisting of the Roxgold Shares from the TSX and removal from quotation on the OTCQX Market and Frankfurt Open Market, is based on anticipated receipt of all required approvals from such stock exchanges and markets, as applicable;

•	the approval of the Share Issuance Resolution by Fortuna Shareholders and the approval of the Arrangement Resolution by Roxgold Shareholders;

•	the ability of Fortuna and Roxgold to satisfy the other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, and in a timely manner, is based upon management's current expectations regarding timing and the ability of Fortuna and Roxgold to satisfy their respective obligations under the Arrangement Agreement; and

•	management's current expectations regarding the completion of the Arrangement, the ability to realize operational synergies and future growth in gold, silver and other metal and mineral production.

Various assumption underlying such forward-looking statements are based on management's expectations concerning industry, economic and market conditions, including: (i) prevailing commodity prices and exchange rates; (ii) projected capital and operating costs; (iii) other assumptions set forth in the Fortuna Technical Reports and the Roxgold Technical Reports, respectively; (iv) prevailing regulatory, tax and environmental laws and regulations; (v) that there will be no significant events occurring outside of the normal course of business of Fortuna or Roxgold; (vi) future costs of labour, materials and other supplies; and (vii) general economic, political and market conditions.

The forward-looking statements contained herein speak only as of the date of this Circular. Fortuna believes that the expectations and assumptions reflected in such forward-looking statements are reasonable and relevant based on information available as at the date of this Circular, but no assurance can be given that these expectations will prove to be correct.

Forward-looking statements and other information contained herein concerning mineral exploration, development and operations, and management's general expectations concerning such industries, are based on estimates prepared by Roxgold and Fortuna using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Roxgold and Fortuna believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While Roxgold and Fortuna are not aware of any misstatements regarding any industry data presented herein, mineral exploration and development involves risk and uncertainties and industry data is subject to change based on various factors.

Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated in such forward-looking statements including: (i) changes in general economic and market conditions; (ii) fluctuations in gold, silver and other metal and mineral prices, interest rates and currency exchange rates; (iii) uncertainties related to mining operations as well as exploration and development projects, including the possibility that actual capital and operating costs and economic returns will differ significantly from estimates; (iv) an inability to successfully complete mining and mineral projects, planned expansions or other projects on budget and schedule; (v) adverse changes in economic, political or social conditions or in applicable laws, rules and regulations; (vi) the potential resurgence in cases of COVID-19, which creates uncertainty and could result in restrictions on the ability of Fortuna, Roxgold or Post-Arrangement Fortuna to operate or continue to operate at their mine sites; (vii) the extent to which COVID-19 impacts economic growth, Fortuna, Roxgold or Post-Arrangement Fortuna, their businesses operations, financial condition and share prices, which will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, its severity, actions taken to contain or treat COVID-19 and how quickly economic activity normalizes; (viii) labour disputes, surface rights disputes, access to property, flooding, ground instability, fire and other risks of the mining industry; (ix) property, title and permitting matters; and (x) environmental costs, events or liability claims.

MANAGEMENT INFORMATION CIRCULAR	Page 12

There are also risks inherent in the nature of the Arrangement, including:

•	Fortuna and Roxgold may fail to realize the anticipated benefits of the Arrangement;

•	the conditions to completion of the Arrangement, including receipt of all required Key Regulatory Approvals and Court approval may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;

•	the timing of the Meeting, the Roxgold Meeting and Final Order and the anticipated Effective Date may be changed or delayed;

•	Fortuna and Roxgold will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances;

•	if the Arrangement is not completed, Fortuna Shareholders will not realize the benefits of the Arrangement;

•	risks and unforeseen difficulties related to the integration of Fortuna's and Roxgold's existing businesses, including that Fortuna Shareholders may be exposed to additional business risks not previously applicable to their investments in Fortuna Shares;

•	if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on Fortuna's financial condition and cash resources if the Arrangement is completed; and

•	other risks and uncertainties discussed under the heading "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive and there may be other factors that could affect Fortuna, Roxgold or Post-Arrangement Fortuna. Accordingly, undue reliance should not be placed on forward-looking statements. With regard to the forward-looking statements in Fortuna's and Roxgold's documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Except as required by Law, Fortuna and Roxgold do not undertake any obligation to publicly update or revise any forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified by this cautionary statement and those made in each of Fortuna's and Roxgold's respective filings with Canadian and United States securities regulatory authorities that are expressly incorporated by reference herein.

Non-IFRS Financial Measures

The financial statements of Fortuna and Roxgold and other pro forma and historical financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS.

This Circular and certain of the documents incorporated by reference herein, refer to certain supplementary measures that are not defined by IFRS but are used by Fortuna to analyze and evaluate the results of Fortuna's business and are used as benchmarks for performance. The Company provides such non-IFRS measures because it believes that certain investors use them to evaluate the Company's performance. However, such measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies, including Roxgold. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

MANAGEMENT INFORMATION CIRCULAR	Page 13

Such non-IFRS measures include all-in sustaining cash cost, all-in sustaining cost ("AISC"), free cash flow, ("FCF"), return on assets ("ROA") and EBITDA.

All-in sustaining cash cost is a non-IFRS measure and includes total production cash costs incurred at the Company's mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures are added to the cash cost to calculate the AISC.

FCF is calculated as cash provided from operating activities, less purchases of mineral properties, plant and equipment, net deposits on long term assets, current income tax, plus back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company's growth through investments and capital expenditures.

ROA, calculated by dividing net income by total assets, is a non-IFRS measure used by the Company to measures the return it generates on its assets.

EBITDA is a non-IFRS measure and is calculated as net income before interest, taxes and depreciation and amortization. EBITDA is calculated by Fortuna as net income before interest expense, income tax expense and depreciation.

For additional information regarding non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-GAAP Financial Measures" in the Annual Fortuna MD&A, which is available under Fortuna's SEDAR profile at www.sedar.com and is incorporated by reference in this Circular.

Note to U.S. Shareholders

Each of Fortuna and Roxgold is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and this Circular has been prepared in accordance with the disclosure requirements of applicable Canadian Securities Laws. Accordingly, the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. As such, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Fortuna Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

In addition, the technical information included or incorporated by reference in this Circular has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this Circular may not be comparable to similar information made public by U.S. companies.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Fortuna is organized under the laws of a jurisdiction other than the U.S., that some or all of its officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Fortuna, Roxgold and such persons are located outside the U.S. As a result, it may be difficult or impossible for Fortuna Shareholders resident in the U.S. to effect service of process within the U.S. upon Fortuna or Roxgold, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Fortuna Shareholders resident in the U.S. should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific "blue sky" securities laws of any state within the U.S.; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or "blue sky" laws of any state within the U.S.

MANAGEMENT INFORMATION CIRCULAR	Page 14

THE CONSIDERATION SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Exchange Rate Data

The following table sets forth: (i) the rates of exchange for U.S. dollars, expressed in Canadian dollars, in effect at the end of the periods indicated; and (ii) the high, low and average exchange rates during such periods, based on the daily average exchange rate published on the Bank of Canada's website as being in effect on each trading day.

		Three Months Ended March 31				Year Ended December 31
		2021		2020		2020		2019
Rate at end of Period	C$	1.2575	C$	1.4187	C$	1.2732	C$	1.2988
High	C$	1.2828	C$	1.4496	C$	1.4496	C$	1.3600
Low	C$	1.2455	C$	1.2970	C$	1.2718	C$	1.2988
Average rate during Period	C$	1.2660	C$	1.3449	C$	1.3415	C$	1.3269

On May 25, 2021, the daily average rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.2057.

MANAGEMENT INFORMATION CIRCULAR	Page 15

Meeting and Voting Information

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting to be held in a virtual-only format via live audio webcast at https://web.lumiagm.com/208799817, passcode "fortuna2021" (case sensitive), on Monday, June 28, 2021 at 9:00 a.m. (Pacific time) and any adjournment or postponement thereof, for the purposes set forth in the Notice of Meeting.

The Meeting

To proactively deal with the ongoing public health impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Registered Fortuna Shareholders and duly appointed proxyholders can attend the Meeting online, where they can participate, vote, and submit questions during the Meeting. You have to be connected to the internet at all times to be able to vote – it's your responsibility to make sure you stay connected for the entire Meeting.

Solicitation of Proxies

While it is expected that the solicitation of proxies will be primarily by mail, to encourage your vote, you may be contacted by Fortuna's directors, officers, employees or agents by telephone, email, internet, facsimile, or by other means of communication, or by the Company's strategic shareholder advisors and proxy solicitation agents, Laurel Hill in Canada or Mackenzie Partners in the United States.

This solicitation of your vote by proxy is made on behalf of management of Fortuna and all costs of such solicitation will be borne by the Company. The Company has agreed to pay Laurel Hill a fee of C$100,000 plus reasonable out-of-pocket expenses and Mackenzie a fee of $30,000 plus reasonable out-of-pocket expenses, in connection with their services, which include proxy solicitation services, communication strategy development and shareholder engagement.

Fortuna may utilize the Broadridge QuickVote™ service to assist eligible Beneficial Fortuna Shareholders with voting their Fortuna Shares over the telephone. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone. If you have any questions about the Meeting, please contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

Registered Holders

Voting by Proxy

The individuals named in the Proxy are directors and/or officers of the Company. Fortuna Shareholders who wish to appoint some other person (who need not be a Fortuna Shareholder) to represent them at the Meeting have the right to do so, either by inserting such person's name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy. The Proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof, or, at the discretion of the Chair, is delivered to the Chair of the Meeting prior to commencement of the Meeting or any adjournment or postponement thereof.

Fortuna Shareholders who wish to appoint a third party proxyholder to represent them at the online Meeting must, after submitting their Proxy or VIF (as applicable), register such proxyholder by following the instructions above under "How can I attend the Meeting?" in the "Questions & Answers – Questions Regarding the Meeting" section.

MANAGEMENT INFORMATION CIRCULAR	Page 16

How your Fortuna Shares will be Voted

Fortuna Shares represented by a properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Fortuna Shareholder on any ballot that may be called for, and where a choice with respect to any matter to be acted upon, such Fortuna Shares will be voted accordingly. In the absence of such direction, Fortuna Shares represented by a Proxy in favour of the management designees named therein will be voted:

✓	FOR the Share Issuance Resolution

✓	FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration

✓	FOR determining the number of directors to be elected to be six

✓	FOR the election of each Director Nominee

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As at the date hereof, management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

Changing your Vote

A Registered Fortuna Shareholder who has returned a Proxy may revoke it by:

•	completing and signing another Proxy with a later date and delivering it to Computershare Trust Company of Canada as instructed on the Proxy so that it is received prior to the proxy voting deadline;

•	voting again on the Internet or by phone at any time prior to the proxy voting deadline;

•	delivering an instrument in writing, signed by such Fortuna Shareholder or by his or her authorized representative, to: (i) the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last Business Day before the day of the Meeting; or (ii) the Chair of the Meeting at the Meeting;

•	attending and voting at the Meeting (see "How can I attend the Meeting?" in the "Questions & Answers – Questions Regarding the Meeting" section); or

•	in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Fortuna Shareholders have the right to directly revoke a Proxy. Beneficial Fortuna Shareholders that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries.

Beneficial Holders

Generally, Beneficial Fortuna Shareholders who have not waived the right to receive Meeting Materials will be sent a voting instruction form ("VIF") which must be completed, signed and returned by the Beneficial Fortuna Shareholder in accordance with the Intermediary's directions on the VIF. In some cases, such Beneficial Fortuna Shareholder will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Fortuna Shares beneficially owned by the Beneficial Fortuna Shareholder but which is otherwise not completed. This form of proxy does not need to be signed by the Beneficial Fortuna Shareholder but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under "Meeting and Voting Information – Registered Holders – Voting by Proxy" above.

The purpose of these procedures is to permit Beneficial Fortuna Shareholders to direct the voting of the Fortuna Shares that they beneficially own. Should a Beneficial Fortuna Shareholder wish to attend (virtually) and vote at the Meeting online (or have another person attend (virtually) and vote on behalf of the Beneficial Fortuna Shareholder), the Beneficial Fortuna Shareholder should strike out the names of the persons named in the Proxy and insert the Beneficial Fortuna Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

MANAGEMENT INFORMATION CIRCULAR	Page 17

Beneficial Fortuna Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or Proxy form is to be delivered.

Notice to U.S. Beneficial Holders

To attend and vote at the virtual Meeting, you must first obtain a valid legal Proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials or contact your Intermediary to request a legal Proxy form. After first obtaining a valid legal Proxy from your Intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal Proxy to Computershare Trust Company of Canada and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

And

Email at: USlegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than 9:00 a.m. (Pacific time) on Thursday, June 24, 2021. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the virtual Meeting and vote your Fortuna Shares at https://web.lumiagm.com/208799817 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/fortuna. If you have complied with the steps described above within the required timeframe then, prior to the Meeting, Computershare Trust Company of Canada will contact you via email with a unique username which, along with the password "fortuna2021" (case sensitive), will allow you to log in to the live webcast and vote at the Meeting using the virtual meeting platform. Without a username, you will not be able to ask questions or vote at the Meeting.

Additional Details

Delivery of Meeting Materials

We have arranged for Intermediaries to forward the Meeting Materials to Beneficial Fortuna Shareholders of record and we may reimburse such Intermediaries for their reasonable fees and disbursements in that regard.

There are two kinds of Beneficial Fortuna Shareholder – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as "NOBOs", and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to "OBOs".

In accordance with the requirements of NI 54-101, the Company will distribute the Meeting Materials to Intermediaries and clearing agencies for onward distribution to all Beneficial Fortuna Shareholder. Intermediaries are required to forward the Meeting Materials to Beneficial Fortuna Shareholders unless a Beneficial Fortuna Shareholder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Fortuna Shareholder. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Voting Securities

As at the Record Date, the Company had issued and outstanding 185,316,950 fully paid and non-assessable Fortuna Shares, with each Fortuna Share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Fortuna Shares as at the Record Date who either attend the Meeting online or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described under "Questions & Answers – Questions Regarding the Meeting" shall be entitled to vote or to have their Fortuna Shares voted at the Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page 18

To the knowledge of the directors and officers of the Company, as of the Record Date, no person or company beneficially owned or exercised control or direction over, directly or indirectly, Fortuna Shares carrying more than 10% of the voting rights attached to all outstanding Fortuna Shares, other than as follows:

Shareholder	Number of Fortuna Shares	% of Issued and Outstanding Fortuna Shares
Van Eck Associates Corporation ("Van Eck")(1)	21,214,418	11.4%

Note:

(1)	Holdings as of December 31, 2020, according to a Schedule 13G filed on February 11, 2021 by Van Eck on EDGAR and based on the number of issued and outstanding Fortuna Shares as of the Record Date. The Fortuna Shares controlled by Van Eck are held within mutual funds and other client accounts managed by Van Eck, two of which (The VanEck Vectors Junior Gold Miners ETF and The VanEck Vectors Gold Miners ETF) own 9,320,368 Fortuna Shares and 10,847,127 Fortuna Shares, respectively.

MANAGEMENT INFORMATION CIRCULAR	Page 19

summary

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference.

The Meeting

The Meeting will be held via live audio webcast at https://web.lumiagm.com/208799817 passcode "fortuna2021" (case sensitive) on Monday, June 28, 2021 at 9:00 a.m. (Pacific time). Fortuna Shareholders and duly appointed proxyholders (including Beneficial Fortuna Shareholders who have appointed themselves as proxyholder) can attend the Meeting online and participate, vote, and submit questions during the Meeting.

The Record Date for determining the Fortuna Shareholders entitled to receive notice of and to vote at the Meeting was May 11, 2021. Only Fortuna Shareholders of record as of the close of business (Pacific time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Parties to the Arrangement

Parties to the Arrangement

Fortuna

Fortuna is a Canadian precious metals mining company engaged in the mining of silver, gold and base metals and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma Mine in southern Peru, the San Jose Mine in southern Mexico and the Lindero Mine in northern Argentina.

The Fortuna Shares are listed on the NYSE under the symbol "FSM", on the TSX under the trading symbol "FVI" and on the Frankfurt Stock Exchange under the trading symbol "F4S".

See Schedule "E" for additional information regarding Fortuna.

Roxgold

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Mine Complex located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d'Ivoire.

The Roxgold Shares are listed on the TSX under the symbol "ROXG" and are quoted on the OTCQX Market under "ROGFF" and on the Frankfurt Open Market under the symbol "WF8B".

See Schedule "F" for additional information regarding Roxgold.

Post-Arrangement Fortuna

As a result of the Arrangement, Roxgold will become a wholly-owned subsidiary of Fortuna. For further information concerning the business and operations of Post-Arrangement Fortuna see Schedule "G".

Background to the Arrangement & Recommendations

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm's length negotiations among representatives of Roxgold and Fortuna and their respective financial and legal advisors. See "Background to the Arrangement & Recommendations – Background to the Arrangement" for a detailed summary of the background to the Arrangement and the events leading up to the execution of the Arrangement Agreement and the public announcement of the proposed Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Page 20

Recommendation of the Board

After careful consideration, the Fortuna Board determined, in consultation with its legal and financial advisors and based in part on the Scotia Fairness Opinion, that the Arrangement is in the best interests of Fortuna, and unanimously recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution. The determination of the Fortuna Board is based on various factors described more fully in the Circular. See "Background to the Arrangement & Recommendations – Recommendation of the Board".

Reasons for the Arrangement

In unanimously determining that the Arrangement is in the best interests of Fortuna, that the Consideration is fair to Fortuna and in supporting the Arrangement generally, the Fortuna Board considered and relied on a number of principal factors, including, among others, factors relating to: (i) the combination of quality assets; (ii) the highly complementary and diversified portfolio of Post-Arrangement Fortuna; (iii) organic growth potential; (iv) geographical diversification in mining jurisdictions; (v) anticipated silver contribution to revenue; (vi) strong combined leadership team; (vii) anticipated strong balance sheet; (viii) increased market capitalization; (ix) participation by both companies' shareholders in the combined operations and growth projects; and (x) consideration of alternatives. In the course of its deliberations, the Fortuna Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Fortuna and Fortuna Shareholders.

See "Background to the Arrangement & Recommendations – Reasons for the Arrangement" for a more detailed description of these and other factors and procedural safeguards.

Financial Advisors

Scotia Fairness Opinion

Fortuna retained Scotia Capital to deliver an opinion to the Fortuna Board as to whether the Consideration to be paid by Fortuna pursuant to the Arrangement is fair, from a financial point of view, to the Company. Scotia Capital has delivered the Scotia Fairness Opinion to the Fortuna Board concluding that, as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable by Fortuna pursuant to the Arrangement is fair, from a financial point of view, to Fortuna.

The full text of the Scotia Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by Scotia Capital in connection with the Scotia Fairness Opinion, is attached as Schedule "C" to this Circular. The summary of the Scotia Fairness Opinion described in this Circular is qualified in its entirety by the full text of the Scotia Fairness Opinion.

See "Background to the Arrangement & Recommendations – Financial Advisors".

INFOR Financial Engagement

Fortuna retained INFOR Financial as financial advisor in connection with the evaluation of a potential transaction with Roxgold. INFOR Financial acted as financial advisor to Fortuna to perform such financial advisory and investment banking services as are customary in transactions similar to the Arrangement, including assisting Fortuna in analyzing, structuring and negotiating the Arrangement with Roxgold. See "Background to the Arrangement & Recommendations – Financial Advisors".

The Arrangement

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Fortuna and Roxgold. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, among other things, Fortuna will acquire all of the issued and outstanding Roxgold Shares and Roxgold will become a wholly-owned subsidiary of Fortuna. See "The Arrangement – Effects of the Arrangement".

MANAGEMENT INFORMATION CIRCULAR	Page 21

Roxgold Shares

Under the terms of the Arrangement, each Roxgold Share outstanding at the Effective Time (other than Roxgold Shares held by Dissenting Shareholders) will be deemed to be transferred to the Company in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately C$2.73 per Roxgold Share based on the closing price of the Fortuna Shares of C$9.64 on the TSX on April 23, 2021 (being the last trading day prior to the announcement of the Arrangement).

Each Roxgold Share held by Dissenting Shareholders will be deemed to have been transferred to Roxgold (free and clear of any encumbrances), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as a Roxgold Shareholder other than the right to be paid the fair value for their Roxgold Shares by Roxgold.

See "The Arrangement – Effects of the Arrangement – Roxgold Shares".

Roxgold Options

Pursuant to the Plan of Arrangement, each Roxgold Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option. The exercise price per Fortuna Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Roxgold Share subject to each such Roxgold Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent.

See "The Arrangement – Effects of the Arrangement – Roxgold Incentive Awards".

Other Roxgold Incentive Awards

Each Roxgold DSU outstanding at the Effective Time (whether vested or unvested) will be deemed to be vested and assigned at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to the Closing Cash/Share Payment less any amounts withheld pursuant to the Plan of Arrangement.

Each: (i) Roxgold RSU and Roxgold PSU outstanding at the Effective Time held by Non-Continuing Executives; and (ii) 2021 Roxgold RSU and 2021 Roxgold PSU held by Continuing Employees and Continuing Executives, (in each case whether vested or unvested) will be deemed to be vested and all such Roxgold RSUs and Roxgold PSUs shall be deemed to be assigned and transferred at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to: (i) the Closing Cash/Share Payment for such Roxgold RSUs; and (ii) twice the Closing Cash/Share Payment for such Roxgold PSU, less any amounts withheld pursuant to the Plan of Arrangement.

All other Roxgold RSUs and Roxgold PSUs outstanding at the Effective Time (whether vested or unvested) will continue to be subject to the Roxgold Restricted Share Unit Plan (including with respect to vesting and settlement), except that: (i) on settlement, the holder of such Roxgold RSU will receive 0.283 of a Fortuna Share or payment of the Cash Equivalent (at Fortuna's election); and (ii) each such Roxgold PSU will be settled on the basis of a payout factor of 200% and, on settlement the holder thereof will receive 0.283 of a Fortuna Share or payment of the Cash Equivalent (at Fortuna's election).

See "The Arrangement – Effects of the Arrangement – Roxgold Incentive Awards".

Fortuna Shares

If the Arrangement is completed, the actual number of Fortuna Shares that will be issued on the Effective Date will depend on the number of Roxgold Shares issued and outstanding on the Effective Date, which will be affected by the number of Roxgold Incentive Awards that vest and are exercised prior to the Effective Date. In addition, certain of the Roxgold RSUs and Roxgold PSUs that continue to be subject to the Roxgold Restricted Share Unit Plan following Effective Date will be assumed by the Company and may be settled in Fortuna Shares or cash, at the discretion of Fortuna, which could result in the issuance of Fortuna Shares following closing of the Arrangement.

Fortuna anticipates that immediately following the completion of the Arrangement, current Fortuna Shareholders and former Roxgold Shareholders will own approximately 63.6% and 36.4% of the outstanding Fortuna Shares, respectively, assuming that: (i) there are no Dissenting Shareholders; (ii) prior to the Effective Date (a) no Fortuna Shares are issued pursuant to any outstanding Fortuna Options or other entitlements or rights to acquire Fortuna Shares; and (b) no Roxgold Shares are issued pursuant to any outstanding Roxgold Incentive Awards or other entitlements or rights to acquire Roxgold Shares; and (iii) no Fortuna Shares are issued at the Effective Time in settlement of outstanding Roxgold Incentive Awards.

MANAGEMENT INFORMATION CIRCULAR	Page 22

See "The Arrangement – Effects of the Arrangement – Fortuna Shares".

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by Roxgold Shareholders at the Roxgold Meeting in the manner set forth the Interim Order;

(b)	the Share Issuance Resolution must be approved by Fortuna Shareholders at the Meeting in the manner required by the TSX;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	the Escrow Agent must be provided with a cash amount equal to the Arrangement Loan, and sufficient Consideration Shares and cash to satisfy the Consideration must be deposited in escrow with the Depositary;

(e)	all other conditions precedent to the Arrangement must be satisfied or waived by the appropriate Party; and

(f)	the Articles of Amalgamation must be filed with the Registrar of Companies appointed under the BCBCA.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Required Approvals

Shareholder Approvals

Fortuna Shareholder Approval

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer's outstanding securities on a non-diluted basis in connection with an acquisition. At the Meeting, Fortuna Shareholders will be asked to approve the Share Issuance Resolution authorizing the issuance of up to 110,128,963 Fortuna Shares in connection with the Arrangement, representing approximately 59.43% of the 185,316,950 issued and outstanding Fortuna Shares as of the Record Date (on a non-diluted basis).

Accordingly, the TSX requires that the Share Issuance Resolution must be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by Fortuna Shareholders present (virtually) or represented by proxy at the Meeting. If the Share Issuance Resolution is not approved by Fortuna Shareholders, the Company will not be able to satisfy the listing requirements of the TSX, and the Arrangement will not proceed.

The Fortuna Board unanimously recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution

The TSX will generally not require further shareholder approval for the issuance of up to an additional 27,532,240 Fortuna Shares, such number being 25% of the number of Fortuna Shares approved by Fortuna Shareholders for the Arrangement.

The full text of the Share Issuance Resolution is set out in Schedule "A". Also see "The Arrangement – Effects of the Arrangement".

Roxgold Shareholder Approval

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Roxgold Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page 23

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Roxgold Shareholders present in person (virtually) or represented by proxy at the Roxgold Meeting; and (ii) a majority of the votes cast by the Roxgold Shareholders present in person (virtually) or represented by proxy at the Roxgold Meeting, excluding the votes cast by persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

See "The Arrangement – Required Approvals– Shareholder Approvals – Roxgold Shareholder Approval".

Court Approvals

On May 25, 2021, Roxgold obtained the Interim Order providing for the calling and holding of the Roxgold Meeting and other procedural matters.

The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Share Issuance Resolution and the Arrangement Resolution are approved at the Meeting and the Roxgold Meeting, respectively, Roxgold intends to make an application to the Court for the Final Order. The Court hearing in respect of the Final Order is expected to take place on June 30, 2021 via teleconference at 9:45 a.m. (Pacific time), or as soon thereafter as counsel may be heard.

"The Arrangement – Required Approvals– Court Approvals".

Stock Exchange Listings

As soon as practicable following completion of the Arrangement, the Company intends to apply to applicable Canadian securities regulators to have Roxgold cease to be a reporting issuer and to have the Roxgold Shares delisted from the TSX and removed from quotation on the OTCQX Market and Frankfurt Open Market.

Fortuna has applied to list and post for trading the Consideration Shares on the TSX and NYSE, and has received conditional approval from the TSX. It is a condition to completion of the Arrangement that the TSX and the NYSE will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.

See "The Arrangement – Required Approvals – Stock Exchange Listings".

Securities Laws Matters

Canada

The Fortuna Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be "freely tradable" and the resale of such Fortuna Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Fortuna Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Fortuna, the selling securityholder has no reasonable grounds to believe that Fortuna is in default of securities legislation.

See "The Arrangement – Securities Laws Matters – Canada".

United States

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Roxgold Shareholders is set out in this Circular under the heading "The Arrangement – Securities Laws Matters – United States". All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

MANAGEMENT INFORMATION CIRCULAR	Page 24

Subject to obtaining the Final Order, the issuance of the Consideration Shares to Roxgold Shareholders in exchange for the Roxgold Shares, in each case pursuant to the Arrangement, will be exempt from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption. However, the exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Fortuna Shares issuable upon exercise or settlement of any Roxgold Incentive Awards may not be issued in reliance upon the Section 3(a)(10) Exemption and such Roxgold Incentive Awards may only be exercised or settled pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

See "The Arrangement – Securities Laws Matters – United States".

The Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which can be found under Fortuna's SEDAR profile at www.sedar.com and the Plan of Arrangement, the full text of which is attached as Schedule "B" to this Circular. A summary of certain key terms of the Arrangement Agreement is provided under "The Arrangement Agreement" and is qualified in its entirety by the full text of the Arrangement Agreement.

In addition to certain covenants, representations and warranties made by each of Roxgold and Fortuna in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, agreeing not to solicit, promote, facilitate or knowingly encourage an Acquisition Proposal from any third party. However, a Party may, prior to obtaining the Fortuna Shareholder Approval or the Roxgold Shareholder Approval, as applicable, respond to an Acquisition Proposal that constitutes or could reasonably be excepted to lead to a Superior Proposal, subject to the other Party's right to match any such Superior Proposal within five Business Days.

The Arrangement Agreement may be terminated by mutual written consent of Roxgold and Fortuna and by each Party in certain circumstances as more particularly set forth in the Arrangement Agreement, including the failure to obtain the requisite Fortuna Shareholder Approval or the Roxgold Shareholder Approval. Subject to certain limitations, each Party may also terminate the Arrangement Agreement if the Arrangement Agreement is not consummated by the Outside Date, which date can be extended by written agreement of the Parties.

In certain circumstances, Roxgold or Fortuna, as applicable, will be required to pay the other Party a termination fee of C$40 million. In addition to the other rights and remedies of the Parties under the Arrangement Agreement, each Party may be required to reimburse the other for certain costs and expenses up to a maximum of $3 million in certain circumstances.

See "The Arrangement Agreement" for a more detailed summary of the material terms of the Arrangement Agreement.

Voting Support Agreements

Fortuna Voting Support Agreements

Each of the directors and senior officers of Fortuna, who collectively hold approximately 1.6% of the issued and outstanding Fortuna Shares as at the Record Date, have entered into entered into a Fortuna Voting Support Agreement with Roxgold pursuant to which each such individual has agreed to, among other things, vote all Fortuna Shares beneficially owned by them in favour of the Share Issuance Resolution, subject to the terms and conditions of such agreements.

Roxgold Voting Support Agreements

Fortuna has entered into Roxgold Voting Support Agreements with each of the directors and senior officers of Roxgold who own Roxgold Shares, pursuant to which each such individual has agreed to, among other things, vote all Roxgold Shares beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements. As of the Record Date, these directors and senior officers collectively beneficially owned or exercised control or direction over approximately 3.52% of the issued and outstanding Roxgold Shares.

Appian Voting Support Agreement

Appian, Roxgold's largest shareholder, has entered into the Appian Voting Support Agreement with Fortuna pursuant to which Appian agreed to, among other things, vote all of the Roxgold Shares owned by them at the relevant time in favour of Arrangement Resolution. As of April 26, 2021, the date of the Appian Voting Support Agreement, Appian owned and exercised control and direction over 49,508,707 Roxgold Shares, representing approximately 13.2% of the issued and outstanding Roxgold Shares.

MANAGEMENT INFORMATION CIRCULAR	Page 25

See "Voting Support Agreements".

Risk Factors

Fortuna Shareholders voting in favour of the Share Issuance Resolution will be choosing to endorse the proposed acquisition of Roxgold by Fortuna. The Arrangement involves risks. The following is a list of certain risk factors associated specifically with the Arrangement and which Fortuna Shareholders should carefully consider in evaluating whether to approve the Share Issuance Resolution:

•	Fortuna and Roxgold may fail to realize the anticipated benefits of the Arrangement;

•	the conditions to completion of the Arrangement, including among other things, the approval of the Arrangement Resolution by Roxgold Shareholders, approval of the Share Issuance Resolution by Fortuna Shareholders, TSX and NYSE approval and Court approval, may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;

•	risks related to the integration of Fortuna's and Roxgold's existing businesses, including that Fortuna Shareholders may be exposed to additional business risks not previously applicable to their investments in Fortuna Shares;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances;

•	the continued and prolonged effects of the COVID-19 pandemic may delay or prevent the completion of the Arrangement;

•	the Termination Fee payable under the Arrangement Agreement in certain circumstances may discourage third parties from proposing a significant business transaction with Fortuna;

•	completion of the Arrangement will result in a significant number of additional Fortuna Shares being issued and available for trading in the public market, which will have a dilutive effect on Fortuna Shareholders; and

•	risks related to the development of new mineral projects by Post-Arrangement Fortuna.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, including under the heading "Risk Factors".

If the Arrangement is completed, Fortuna will become subject to certain risks involved with Roxgold's business. In addition, whether or not the Arrangement is completed, Fortuna will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see "Risk Factors" in the Roxgold AIF and the Fortuna AIF, respectively, each of which are incorporated by reference in this Circular and are available on SEDAR at www.sedar.com.

MANAGEMENT INFORMATION CIRCULAR	Page 26

BACKGROUND TO THE ARRANGEMENT & RECOMMENDATIONS

On April 26, 2021, Fortuna entered into the Arrangement Agreement with Roxgold, which sets out the terms and conditions for the implementation of the Arrangement, which will be effected by way of the Plan of Arrangement. Pursuant to the Arrangement, Fortuna will acquire all of the issued and outstanding Roxgold Shares in exchange for the Consideration of 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share.

Background to the Arrangement

The Arrangement Agreement is the result of arm's length negotiations among representatives of Fortuna and Roxgold and their respective financial and legal advisors. The following is a summary of the material events that preceded the execution and public announcement of the Arrangement Agreement.

The Fortuna Board regularly reviews its overall corporate strategy and from time to time considers various strategic opportunities that may facilitate the achievement of the Company's business plan or otherwise be in the best interests of the Company with a view to enhancing shareholder value. This includes reviewing the activities and assets of other mining, development and exploration companies to identify prospective transactions that could enhance Fortuna's existing operations and support its strategic growth plans. While Fortuna's primary focus is to identify organic value enhancing opportunities within its portfolio, it has during its 16 year history established a successful track record of creating value for its shareholders by identifying and acquiring quality projects and developing them. The Company has a successful track record of developing both underground and open pit mines.

Fortuna acquired the underground Caylloma Project in Peru in 2005 and brought it into production by late-2006. Fortuna subsequently ramped up production to 1,500 tonnes per day, making it a cornerstone asset at that time. In 2009, Fortuna acquired a 100 percent interest in the San Jose project in Mexico, started construction of the underground mine in 2010 and declared commercial production in 2011 at 1,000 tonnes per day. The Company successfully expanded production at the San Jose Mine to 1,800 tonnes per day in 2013 and further expanded production to 3,000 tonnes per day in 2016. In 2015, after ten years of unlocking organic value opportunities at both of its mines in Peru and Mexico, the Company started a process to identify and investigate transactions to complement its existing operations and provide for new low-cost growth opportunities. In 2016, Fortuna acquired Goldrock Mines Corp. and its Lindero Project in Argentina. Since 2016, the Company has been focused on the delivery of the Lindero Mine, an open pit heap leach operation. The mine commenced production in the fourth quarter of 2020 and is currently ramping up production to its nameplate capacity of 18,750 tonnes per day.

After the successful completion of the construction of the Lindero Mine, Fortuna's management team and the Fortuna Board once again turned their attention to identifying and evaluating potential growth opportunities outside the Company's portfolio of mines. To assist with this process, Fortuna reached out to INFOR Financial around June 2020. Since this time, Fortuna identified, evaluated, and conducted varying levels of due diligence on numerous opportunities and engaged in preliminary conversations with several potential counterparties. Roxgold has been of interest to Fortuna since 2015, when the companies entered into exploratory discussions which included Mr. Jorge Ganoza, Fortuna's President and Chief Executive Officer, completing a site visit to the Yaramoko Mine Complex. Subsequent meetings were held with Roxgold representatives, including in December 2015 and January 2016, but the discussions did not lead to a transaction at the time.

In late September 2020, management of Fortuna, with assistance from INFOR Financial, began to evaluate the mining projects of Roxgold, and on October 5, 2020, local time in Peru, Mr. Ganoza contacted Mr. John Dorward, President and Chief Executive Officer of Roxgold, to explore discussions regarding a potential transaction between the Parties.

On October 13, 2020, local time in Peru, management of Fortuna advised the Fortuna Board of the preliminary discussions with Roxgold and the Fortuna Board deliberated on the possibility of undertaking a transaction with Roxgold. The Fortuna Board authorized management to continue discussions and present indicative terms for a potential transaction to Roxgold.

In connection with these discussions, certain terms of a potential transaction were included in a non-binding letter of intent which was presented by Fortuna management to Roxgold on October 13, 2020, local time in Peru (the "Initial Letter of Intent"), which contemplated an acquisition of all the Roxgold Shares in exchange for Fortuna Shares. The Initial Letter of Intent also included an exclusivity term to enable reciprocal due diligence and site visits. Ultimately, it was not countersigned by Roxgold. However, the Parties entered into a reciprocal confidentiality agreement on October 20, 2020, in respect of their discussions and to conduct preliminary desktop due diligence on one another. Pursuant to the terms of the confidentiality agreement, each company received access to diligence materials of the other company via a virtual data room. Roxgold's management team hosted several technical sessions for Fortuna's team and site visits were planned, but in late November, 2020, Roxgold terminated Fortuna's access to its virtual data room and discussions were discontinued.

MANAGEMENT INFORMATION CIRCULAR	Page 27

In early January 2021, management of Fortuna internally revisited its interest in Roxgold and a special ad hoc committee of the Fortuna Board was informally assembled and met to consider a potential transaction between the companies. On January 21, 2021, Mr. Ganoza contacted Mr. Dorward to ascertain whether Roxgold would be interested in resuming discussions on the prospect of a transaction between the two companies. On January 26, 2021 Mr. Ganoza, Mr. Dorward and INFOR Financial held a call to discuss Fortuna's view on progressing discussions.

On January 28, 2021, Mr. Dorward responded outlining a framework within which Roxgold would be willing to engage with Fortuna including a general timeline and expectations prior to entering into exclusive discussions. During February 2021, each of Fortuna and Roxgold, in conjunction with their respective financial, technical, security and legal advisors advanced their reciprocal detailed due diligence.

On March 9, 2021, Mr. Dorward informed Mr. Ganoza that Roxgold was ready to engage in discussion on business terms. Fortuna management and INFOR Financial subsequently began preparations for a Fortuna Board meeting, which was held on March 18, 2021.

On March 19, 2021, Mr. Ganoza presented Mr. Dorward with a non-binding letter of intent outlining terms for a possible transaction. On March 23, 2021, Roxgold delivered a response letter to the non-binding letter of intent confirming its interest in pursuing a potential transaction, subject to adjustment to various deal terms including but not limited to the exchange ratio, deal protections and employee retention requirements as well as being subject to ongoing due diligence and finalizing definitive transaction documents.

Between March 24, 2021 and March 27, 2021, Mr. Ganoza and Mr. Dorward exchanged correspondence by letter and email regarding the timing and pricing of a potential transaction and the need to continue reciprocal due diligence, including site visits. Over the course of March 27, 2021 through March 31, 2021, management of both companies discussed the potential merits and negotiated the proposed terms of a transaction, including a share exchange ratio.

On March 29, 2021, a revised proposal was sent by Mr. Ganoza to Mr. Dorward addressing the concerns that Roxgold had expressed, including an increased exchange ratio.

On March 31, 2021, Roxgold and Fortuna entered into an exclusivity agreement, which set out certain specific terms and conditions, including an agreement by the Parties to continue to negotiate on an exclusive basis until April 25, 2021.

The special ad hoc committee of the Fortuna Board was formalized on March 31, 2021 to oversee the proposed transaction with Roxgold. Management of Fortuna, Blake, Cassels & Graydon LLP ("Blakes") and INFOR Financial updated the ad hoc committee on various occasions between March 31 and April 25, 2021. The ad hoc committee unanimously supported the proposed transaction.

On April 5, 2021 Fortuna formalized its engagement with INFOR Financial and executed an engagement letter to appoint INFOR Financial as primary financial advisor to the Company for the provision of financial advisory services in connection with the potential acquisition of Roxgold.

Fortuna and its legal counsel, Blakes, provided Roxgold and their legal counsel, Davies, Ward, Phillips & Vineberg LLP ("Davies") a draft form of arrangement agreement on April 8, 2021. Between April 8 and April 25, 2021, senior executives of both companies and their respective legal counsel and financial advisors, convened multiple meetings and phone calls to discuss certain due diligence matters and negotiate the terms of the Arrangement documents.

As part of the due diligence process, site visits were conducted to: the Roxgold offices in Ouagadogou on April 9, 2021, to the Yaramoko Mine Complex between April 10 and 11 and to the Séguéla Gold Project on April 12. In addition, Roxgold engaged consultants to complete site visits to the San Jose Mine between April 11 and 15 and to the Lindero Mine between April 12 and 14.

MANAGEMENT INFORMATION CIRCULAR	Page 28

In April, 2021, Fortuna negotiated with Scotia Capital the terms upon which they would evaluate the terms of the Arrangement and provide an opinion to the Fortuna Board as to the fairness of the consideration to be paid by Fortuna pursuant to the Arrangement. On April 23, 2021, Fortuna executed an engagement letter with Scotia Capital as a financial advisor to the Fortuna Board and for the provision of the Scotia Fairness Opinion.

On April 22, 2021, the directors and executive officers of Fortuna were presented with the Roxgold Voting Support Agreement for consideration and execution.

On April 24, 2021, Roxgold and its financial advisor approached Appian in connection with the proposed Arrangement and presented the Appian Voting Support Agreement for consideration. Roxgold, Appian and Fortuna discussed the terms of such agreement over the weekend until the early morning of April 26, 2021.

On April 25, 2021 the Fortuna Board met to consider the merits of the Arrangement and final terms and conditions of the Arrangement Agreement, including the amount of the termination payment, the share exchange ratio and the other proposed terms of the Arrangement Agreement and Plan of Arrangement. In conjunction with this meeting, Fortuna management presented their final conclusions and analyses of the Arrangement and INFOR Financial and Blakes reported on the results of their respective financial and legal due diligence. At this meeting, the Fortuna Board received a verbal fairness opinion from Scotia Capital that the Consideration to be paid by Fortuna pursuant to the Arrangement was fair, from a financial point of view, to Fortuna. The Fortuna Board received advice from Blakes, its legal counsel, regarding the process of negotiating the Arrangement Agreement and the related transaction documents, and a summary of the final terms and conditions of the Arrangement.

Following receipt of the verbal Scotia Fairness Opinion, advice from INFOR Financial, and advice from legal counsel, the Fortuna Board deliberated and considered the proposed terms and conditions of the Arrangement, including the financial terms, the amount of the termination payment and the amount of the expense reimbursement. After deliberations, the Fortuna Board unanimously determined the Arrangement was in the best interests of Fortuna and determined to unanimously approve the entering into of the Arrangement Agreement, the Roxgold Voting Support Agreements and the Appian Voting Support Agreement, and related matters.

The Arrangement Agreement and Appian Voting Support Agreement were entered into on April 26, 2021 prior to market open and the terms of the Arrangement were publicly announced by a joint press release issued by Fortuna and Roxgold before trading commenced that day. Fortuna and Roxgold held a joint conference call on April 26, 2021 to discuss the Arrangement.

Reasons for the Arrangement

In the course of its evaluation of the Arrangement and in reaching the Fortuna Board Recommendation, the Fortuna special ad hoc committee and the Fortuna Board consulted with the Company's senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial and operational factors and potential benefits and risks of the Arrangement, including, without limitation, those listed below, and in light of the Fortuna Board's knowledge of the business, financial condition and prospects of Fortuna.

The following is a summary of certain primary factors considered and relied upon by the Fortuna Board in reaching its unanimous recommendation that Fortuna Shareholders VOTE FOR the Share Issuance Resolution:

•	Combination of Quality Assets. The Arrangement will immediately create a premier growth-oriented intermediate gold and silver miner, with four producing mines and anticipated annual gold equivalent combined production of approximately 450,000 ounces at an all-in sustaining cost of approximately $950[2] per gold equivalent ounce with a declining cost profile.

•	Highly Complementary and Diversified Portfolio. The assets of Post-Arrangement Fortuna will result in an expanded diversified production, development and exploration platform, including four operating mines supporting a robust free cash flow profile, a permitted development project at the feasibility stage, and an extensive growth pipeline of high-upside exploration assets in West Africa and the Americas.

[2]	Gold equivalent based on the following commodity price assumptions: $1,800/oz Au, $22/oz Ag, $1,900/t Pb, and $2,300/t Zn.

MANAGEMENT INFORMATION CIRCULAR	Page 29

•	Organic Growth Potential. With the anticipated strength of the pro forma cash flows on completion of the Arrangement, Post-Arrangement Fortuna will be able to launch construction at the Séguéla Gold Project in the third quarter of 2021, and continue the accelerated pace of advanced exploration at the Boussoura Project and on Post-Arrangement Fortuna's extensive 250,000 hectare land package in West Africa. Post-Arrangement Fortuna will have multiple brownfields and greenfields options across several jurisdictions in its combined portfolio from which to select and prioritise for capital investment.

•	Geographical Diversification in Mining Jurisdictions. Post-Arrangement Fortuna will benefit from improved geographical diversification in jurisdictions that welcome responsible mining in the Americas and West Africa. The combination will create a low-cost platform for precious metals production and growth in two premier mining regions well recognized for their precious metals endowment. Immediately upon the closing of the Arrangement, it is estimated that 70 percent of Post-Arrangement Fortuna's production will come from the Americas and 30 percent of its production will come from West Africa.

•	Silver Contribution to Revenue. Upon completion of the Arrangement, silver contribution to revenue will be approximately 20 percent. Post-Arrangement Fortuna will continue to pursue opportunities for the discovery and acquisition of quality silver assets in the Americas.

•	Strong Leadership Team. Management responsibilities within Post-Arrangement Fortuna will be allocated among a proven management team reflecting the strengths of both Fortuna and Roxgold, with a track record of strong safety performance, operational excellence, exploration success and cost and capital discipline.

•	Strong Balance Sheet. Post-Arrangement Fortuna will benefit from significant free cash flow generation, high EBITDA margins, and a stronger balance sheet with significant liquidity and low debt; all of this will contribute towards a lower cost of capital and increased funding capacity for the development at the Séguéla Gold Project and to advance exploration at the Boussoura Project, as well as the larger land package.

•	Increased Market Capitalization. Post-Arrangement Fortuna will have a market capitalization of approximately $2.2 billion (on a non-diluted basis, based on the closing prices of Fortuna Shares and Roxgold Shares on the TSX on April 23, 2021, the last trading day prior to the announcement of the Arrangement). The Fortuna Board anticipates that the Arrangement will elevate Post-Arrangement Fortuna within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

•	Participation by Both Companies' Shareholders in the Combined Operations and Growth Projects. Through ownership of Fortuna Shares, both companies' shareholders will continue to participate in the opportunities associated with Post-Arrangement Fortuna's operating assets and growth properties, and will benefit from a lower cost of capital and lower risk profile for the business. Following completion of the Arrangement, assuming that no Fortuna Shares are issued in settlement of Roxgold Incentive Awards at the Effective Time and that there are no Dissenting Shareholders, existing Fortuna Shareholders will hold approximately 63.6% and former Roxgold Shareholders will own approximately 36.4% of the issued and outstanding Fortuna Shares (on a non-diluted basis).

•	Consideration of Alternatives. Taking into account the completion of construction at the Lindero Mine and the ramp-up in production at the mine; organic growth opportunities currently available to Fortuna; and business opportunities in the Americas, management of Fortuna and the Fortuna Board, with the assistance of its financial and legal advisors, assessed the alternatives reasonably available. The completion of the Arrangement is consistent with Fortuna's overall strategic objectives, which include the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to corporate growth. The Fortuna Board determined that Post-Arrangement Fortuna will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Page 30

•	Support of directors and officers of Fortuna and Roxgold. The Arrangement is supported by each of the directors and senior officers of Fortuna, who collectively hold approximately 1.6% of the issued and outstanding Fortuna Shares as at the Record Date and who have agreed to vote such Fortuna Shares in favour of the Share Issuance Resolution. In addition, each of the directors and executive officers of Roxgold who own Roxgold Shares and Roxgold's largest shareholder, who collectively hold approximately 16.72% of the issued and outstanding Roxgold Shares as of April 26, 2021, have agreed to vote such Roxgold Shares in favour of the Arrangement at the Roxgold Meeting. See "Voting Support Agreements".

•	Scotia Fairness Opinion. The Fortuna Board considered the Scotia Fairness Opinion to the effect that, as of April 25, 2021, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Fortuna pursuant to the Arrangement was fair, from a financial point of view, to Fortuna. See "Background to the Arrangement & Recommendations – Financial Advisors – Scotia Fairness Opinion".

In the course of its deliberations, the Fortuna Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Fortuna and Fortuna Shareholders, including:

•	Shareholder Approval. The Share Issuance Resolution must be approved by a simple majority of the votes cast on the Share Issuance Resolution by Fortuna Shareholders present (virtually) or represented by proxy at the Meeting. See "The Arrangement – Required Approvals – Shareholder Approvals".

•	Extensive Due Diligence. Fortuna, including its management and technical services team, with assistance from outside financial, technical, security and legal advisors, completed a detailed diligence review of Roxgold, including its material assets and projects, including site visits to the Yaramoko Mine Complex and the Séguéla Gold Project, and was satisfied by such review.

•	Deal Protections and Right to Match. The Arrangement Agreement provides express limitations on Roxgold's ability to solicit interest from third parties, and in addition, provides that Fortuna shall have the right to match any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution and Share Issuance Resolution by Roxgold Shareholders and Fortuna Shareholders, respectively, that constitutes a Superior Proposal for the Roxgold Shares. In the event of a termination of the Arrangement Agreement by Roxgold in response to a Superior Proposal received by Roxgold, the amount of the Termination Fee payable to Fortuna is reasonable in the circumstances. See "The Arrangement Agreement – Non-Solicitation Covenants and Right to Match" and "The Arrangement Agreement – Expenses and Termination Fees".

The Fortuna Board also considered a number of potential risks in respect of the Arrangement, including:

•	Risk of Non-Completion. The risks to Fortuna if the Arrangement is not completed, including the costs to Fortuna in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement.

•	Termination Rights. The right of Roxgold to terminate the Arrangement Agreement under certain limited circumstances.

•	Required Approvals. The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Roxgold Shareholders, Fortuna Shareholders or any other third party whose consent is required including, without limitation, Key Regulatory Approvals.

•	Termination Fee. The Termination Fee payable to Roxgold in certain circumstances, including if Fortuna enters into an agreement with a third party to acquire Fortuna that constitutes a Superior Proposal.

The Fortuna Board's reasons for recommending the Arrangement include certain assumptions relating to forward-looking statements, and such information and assumptions are subject to various risks. See "General Matters – Forward-Looking Statements" and "Risk Factors" in this Circular.

The information and factors described above and considered by the Fortuna Board in reaching the Fortuna Board Recommendation are not intended to be exhaustive, but include material factors considered by the Fortuna Board. In its evaluation of the Arrangement and in reaching the Fortuna Board Recommendation, the Fortuna Board did not quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have assigned different weightings to different factors.

MANAGEMENT INFORMATION CIRCULAR	Page 31

Financial Advisors

Scotia Fairness Opinion

The Company retained Scotia Capital to deliver an opinion to the Fortuna Board as to whether the Consideration to be paid by the Company pursuant to the Arrangement is fair, from a financial point of view, to the Company. In connection with its engagement, Scotia Capital reviewed and analyzed information relating to the business, operations, financial performance and prospects of Fortuna and Roxgold, as well as the industry in which they operate. In addition, Scotia Capital reviewed financial, market and industry information and conducted such other analyses as it determined relevant and appropriate in the circumstances.

On April 25, 2021, Scotia Capital delivered its oral opinion to the Fortuna Board, and subsequently confirmed in writing, to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable by Fortuna pursuant to the Arrangement is fair, from a financial point of view, to Fortuna.

The full text of the Scotia Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by Scotia Capital in connection with the Scotia Fairness Opinion, is attached as Schedule "C" to this Circular. The summary of the Scotia Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Scotia Fairness Opinion. Fortuna Shareholders are encouraged to review the Scotia Fairness Opinion carefully and in its entirety.

Pursuant to its engagement letter with Scotia Capital, Fortuna has agreed to pay Scotia Capital fees for its services as financial advisor, including a fixed fee for the Scotia Fairness Opinion (which is not contingent on the substance of or conclusions reached in the Scotia Fairness Opinion or the completion of the Arrangement). The Company has also agreed to reimburse Scotia Capital for its reasonable expenses incurred in connection with its services and to indemnify Scotia Capital against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the Scotia Fairness Opinion.

The Scotia Fairness Opinion is not a recommendation to any Fortuna Shareholder as to how to vote or act on any matter relating to the Arrangement. The Scotia Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.

In the past two years, Scotia Capital and affiliates of Scotia Capital have been and currently are engaged in the following capacities for Fortuna and Roxgold: (i) acting as a lender to Fortuna in connection with the Fortuna Credit Facilities; (ii) acting as co-bookrunner to Fortuna in connection with its $69 million offering of Fortuna Shares in May 2020; (iii) acting as co-bookrunner to Fortuna in connection with its $46 million offering of convertible debentures in October 2019; (iv) providing other financial products and services for Fortuna including foreign exchange, interest rate derivatives, cash management, cash deposits, commodity derivatives, credit cards, working capital facilities and letters of credit; and (v) providing certain financial products and services for Roxgold including cash management and cash deposits.

The Scotia Fairness Opinion is only one factor that was taken into consideration by the Fortuna Board in making its determination to recommend that the Fortuna Shareholders VOTE FOR the Share Issuance Resolution. See "Background to the Arrangement & Recommendations – Reasons for the Arrangement".

MANAGEMENT INFORMATION CIRCULAR	Page 32

INFOR Financial Engagement

On April 5, 2021, the Company retained INFOR Financial as financial advisor in connection with the evaluation of a potential transaction with Roxgold, including identifying and assessing the suitability of the Arrangement, potential economic outcomes and generally advising on all aspects with respect to the Arrangement. INFOR Financial acted as financial advisor to Fortuna to perform such financial advisory and investment banking services as are customary in transactions similar to the Arrangement, including assisting Fortuna in analyzing, structuring and negotiating the Arrangement with Roxgold. Pursuant to the terms of the engagement letter with INFOR, the Company is obligated to pay INFOR Financial certain fees for its services that are contingent on closing of the Arrangement. The fees payable to INFOR Financial were negotiated and agreed to by INFOR Financial and the Company. INFOR Financial is entitled to be reimbursed for all reasonable out-of-pocket expenses incurred by it in connection with its engagement to a maximum of C$10,000 and the Company has also agreed to indemnify INFOR Financial against certain liabilities which may arise out of its engagement.

Recommendation of the Board

The Fortuna Board, after careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of Scotia Capital delivered to the Fortuna Board (which was subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed in this Circular, has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Fortuna; (ii) determined that the Consideration is fair to Fortuna; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Fortuna Shareholders vote in favour of the Share Issuance Resolution (collectively, the "Fortuna Board Recommendation").

The Fortuna Board unanimously recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution

In coming to its conclusion and recommendations the Fortuna Board considered, among others, the following factors:

(a)	the purpose and anticipated benefits of the Arrangement as outlined under "Background to the Arrangement & Recommendations – Reasons for the Arrangement" and elsewhere in this Circular;

(b)	information concerning the financial condition, results of operations, business plans and prospects of Fortuna, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of Post-Arrangement Fortuna;

(c)	the alternatives available to Fortuna;

(d)	the potential risks and negative factors relating to the Arrangement, as outlined under "Risk Factors" and elsewhere in this Circular; and

(e)	the advice and assistance of INFOR Financial and Scotia Capital, including receipt of the Scotia Fairness Opinion, in evaluating the Arrangement. See Schedule "C" – Scotia Fairness Opinion to this Circular.

The foregoing discussion of the information and factors considered by the Fortuna Board is not intended to be exhaustive. The Fortuna Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Fortuna Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "Risk Factors".

MANAGEMENT INFORMATION CIRCULAR	Page 33

THE ARRANGEMENT

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by Roxgold Shareholders at the Roxgold Meeting in the manner set forth the Interim Order;

(b)	the Share Issuance Resolution must be approved by Fortuna Shareholders at the Meeting in the manner required by the TSX;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	the Escrow Agent must be provided with a cash amount equal to the Arrangement Loan, and sufficient Consideration Shares and cash to satisfy the Consideration must be deposited in escrow with the Depositary;

(e)	all other conditions precedent to the Arrangement must be satisfied or waived by the appropriate Party; and

(f)	the Articles of Amalgamation must be filed with the Registrar of Companies appointed under the BCBCA.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Effects of the Arrangement

General

The purpose of the Arrangement is to effect the business combination of Fortuna and Roxgold through the acquisition of all of the issued and outstanding Roxgold Shares by Fortuna. The Arrangement will be implemented by way of a Court-approved Plan of Arrangement under the BCBCA in accordance with the terms of the Arrangement Agreement. For a detailed description of the steps which will occur under the Plan of Arrangement on the Effective Date, assuming all conditions to the implementation of the Arrangement have been satisfied or waived, please see the full text of the Plan of Arrangement attached as Schedule "B" to this Circular.

The Arrangement will result in the issuance of:

•	0.283 of a Fortuna Share and C$0.001 in cash to each Roxgold Shareholder (excluding Dissenting Shareholders) for each Roxgold Share held immediately prior to the Effective Time;

•	one Replacement Option to each Roxgold Securityholder for each Roxgold Option held immediately prior to the Effective Time; and

•	cash payments, and in certain circumstances, Fortuna Shares, in settlement of certain Roxgold Incentive Awards, including Roxgold DSUs, Roxgold RSUs and Roxgold PSUs held by Non-Continuing Executives and 2021 Roxgold RSUs and 2021 Roxgold PSUs held by Continuing Employees and Continuing Executives. See "The Arrangement – Roxgold Incentive Awards".

In addition, the Company may issue additional Fortuna Shares following completion of the Arrangement upon the settlement of continuing Roxgold RSUs and Roxgold PSUs, at Fortuna's election. See "The Arrangement – Effects of the Arrangement – Roxgold Incentive Awards".

No fractional Fortuna Shares will be issued in connection with the Arrangement. Instead, in the event that a former Roxgold Securityholder would otherwise be entitled to a fractional Consideration Share or a fraction of a Fortuna Share on any particular exercise of Replacement Options or settlement of a Roxgold Incentive Award, as applicable, the number of Fortuna Shares to be issued to such Roxgold Securityholder will be rounded down to the nearest whole Fortuna Share, without additional compensation.

MANAGEMENT INFORMATION CIRCULAR	Page 34

The issuance of the Fortuna Shares pursuant to the Arrangement, and the Arrangement itself, will not result in a material impact on the control or direction over Fortuna.

Roxgold Shares

Under the terms of the Arrangement, each Roxgold Share outstanding at the Effective Time (other than Roxgold Shares held by Dissenting Shareholders) will be deemed to be transferred to the Company in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately C$2.73 per Roxgold Share based on the closing price of the Fortuna Shares of C$9.64 on the TSX on April 23, 2021 (being the last trading day prior to the announcement of the Arrangement).

Each Roxgold Share held by Dissenting Shareholders will be deemed to have been transferred to Roxgold (free and clear of any encumbrances), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as a Roxgold Shareholder other than the right to be paid the fair value for their Roxgold Shares by Roxgold.

As at the date of this Circular there are 374,933,842 Roxgold Shares outstanding. Accordingly, 106,106,277 Fortuna Shares will be issuable as a portion of the Consideration for the Roxgold Shares, assuming: (i) there are no Dissenting Shareholders; and (ii) no additional Roxgold Shares are issued prior to the Effective Date.

The Plan of Arrangement provides that Roxgold Shares not deposited together with a duly completed Letter of Transmittal and all other required documents on or before the sixth anniversary of the Effective Date will be automatically cancelled without any repayment of capital in respect thereof. On such date, any cash held by the Depositary in connection with the Consideration to which such former holder was entitled will be returned to the Company.

Roxgold Incentive Awards

Pursuant to the Arrangement, all of the Roxgold Incentive Awards outstanding immediately prior to the Effective Time will either: (i) continue to be subject to the terms of the relevant plan granting the Roxgold Incentive Award, subject only to adjustment to allow such Roxgold Incentive Awards to be settled in cash or Fortuna Shares on a basis that reflects the Exchange Ratio; or (ii) vest at the Effective Time of the Arrangement and be settled in cash up to a specified amount with any excess being satisfied in Fortuna Shares, with the amount of such settlement being determined based on the value of a Roxgold Share implied by the Exchange Ratio three Business Days prior to the Effective Time. The Roxgold Board has authority under the relevant plans governing the Roxgold Incentive Awards to implement the changes to the Roxgold Incentive Awards contemplated by the Arrangement such that no separate approval of any Roxgold Securityholders is required.

Roxgold Options

Pursuant to the Plan of Arrangement each Roxgold Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option. The exercise price per Fortuna Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Roxgold Share subject to each such Roxgold Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Roxgold Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Roxgold Option In-The-Money Amount in respect of the Roxgold Option for which it is exchanged, the number of Fortuna Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Roxgold Option In-The-Money Amount in respect of the Roxgold Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including vesting terms and the term to expiry, will be the same as the Roxgold Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Roxgold Stock Option Plan and the agreement evidencing the grant of such Roxgold Option. Any document previously evidencing Roxgold Options will thereafter evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued.

MANAGEMENT INFORMATION CIRCULAR	Page 35

As at the date of this Circular there are 1,431,944 Roxgold Options issued and outstanding. As such, based upon the Exchange Ratio, up to 405,240 Fortuna Shares may be issued either: (i) in exchange for Roxgold Options exercised for Roxgold Shares prior to the Effective Time pursuant to which such holder will then receive the Consideration; or (ii) upon exercise of a Replacement Option following the Effective Time.

Other Roxgold Incentive Awards

Roxgold Incentive Awards settled at the Effective Time

Pursuant to the Plan of Arrangement, at the Effective Time, all of the Roxgold DSUs, and certain of the Roxgold RSUs and Roxgold PSUs will be settled in exchange for a payment per unit equal to the 5-Day VWAP of Fortuna Shares on the third Business Day prior to the Effective Time. Such payment (referred to as the "Closing Cash/Share Payment") will be made in cash, provided that in the event such 5-Day VWAP exceeds C$9.64, which is the implied value of Fortuna Shares for the Exchange Ratio, any excess payment will be settled in Fortuna Shares calculated on the basis of such excess amount divided by the 5-Day VWAP of Fortuna Shares.

As the 5-Day VWAP of Fortuna Shares used to determine the settlement amount of such Roxgold Incentive Awards will be determined on the third Business Day prior to the Effective Time, the precise number of Fortuna Shares to be issued in connection with the Arrangement can only be estimated at that time. For the purposes of determining the number of Fortuna Shares to be authorized for issuance in connection with the Share Issuance Resolution, and for illustrative purposes below, Fortuna has utilized an assumed 5-Day VWAP of C$12.61, which represents the highest trading price of Fortuna Shares on the TSX in 2021.3 However, based on the 5-Day VWAP of the Fortuna Shares as at May 25, 2021, the last trading day prior to the date of this Circular, no Fortuna Shares would be issued in connection with the settlement of Roxgold Incentive Awards at the Effective Time.

Specifically, at the Effective Time all outstanding: (i) Roxgold DSUs; (ii) Roxgold RSUs held by Non-Continuing Executives; (iii) 2021 Roxgold RSUs; (iv) Roxgold PSUs held by Non-Continuing Executives; and (v) 2021 Roxgold PSUs, (in each case whether vested or unvested) will be deemed to be vested, assigned and transferred to Roxgold and cancelled in exchange for a payment from Roxgold to the holder equal to: (a) the Closing Cash/Share Payment for such Roxgold DSUs and Roxgold RSUs; and (b) twice the Closing Cash/Share Payment for such Roxgold PSUs, less any amounts withheld pursuant to the Plan of Arrangement.

As at the date of this Circular, there are an aggregate of 5,823,532 Roxgold DSUs, 4,936,351 Roxgold RSUs and 3,398,369 Roxgold PSUs that will be settled at the Effective Time. In order to ensure a sufficient number of Fortuna Shares are authorized, Fortuna has determined to seek approval for up to an aggregate of 1,167,604 Fortuna Shares to be issued on settlement of such Roxgold Incentive Awards at the Effective Time, consisting of: (i) up to 387,294 Fortuna Shares in settlement of all Roxgold DSUs; (ii) up to 328,292 Fortuna Shares in settlement of such Roxgold RSUs; and (iii) up to 452,018 Fortuna Shares in settlement of such Roxgold PSUs. In each instance and based on an assumed 5-Day VWAP of C$12.61, which represents the highest trading price of Fortuna Shares on the TSX in 2021, such Fortuna Shares will be issued in addition to cash consideration of C$2.73 per Roxgold Incentive Award settled at the Effective Time.

Roxgold RSUs and Roxgold PSUs settled in normal course under Roxgold Restricted Share Unit Plan

All other Roxgold RSUs and Roxgold PSUs outstanding at the Effective Time (whether vested or unvested) will continue to be subject to the Roxgold Restricted Share Unit Plan (including with respect to vesting and settlement), except that: (i) on settlement the holder thereof will receive 0.283 of a Fortuna Share or payment of the Cash Equivalent (at Fortuna's election); and (ii) each such Roxgold PSU will be settled on the basis of a payout factor of 200%.

As at the date of this Circular, there are an aggregate of 5,039,382 issued and outstanding continuing Roxgold RSUs and 1,808,656 issued and outstanding continuing Roxgold PSUs. Accordingly Fortuna has determined to seek approval for up to an aggregate of 2,449,842 Fortuna Shares to be issued on settlement of such continuing Roxgold Incentive Awards, consisting of: (i) up to 1,426,143 Fortuna Shares in settlement of the continuing Roxgold RSUs; and (ii) up to 1,023,699 Fortuna Shares in settlement of continuing Roxgold PSUs, in the event Fortuna determines to settle such Roxgold Incentive Awards in Fortuna Shares.

3 Results in a Closing Cash/Share Payment equal to C$3.57, with the excess Consideration to be paid in Fortuna Shares on the basis of such excess divided by such 5-Day VWAP.

MANAGEMENT INFORMATION CIRCULAR	Page 36

Fortuna Shares

As at the Record Date, there are 185,316,950 Fortuna Shares outstanding and 374,933,842 Roxgold Shares outstanding. The Share Issuance Resolution authorizes Fortuna to issue up to an aggregate of 110,128,963 Fortuna Shares (representing approximately 59.43% of the current issued and outstanding Fortuna Shares), consisting of:

(a)	up to 106,106,277 Fortuna Shares to be issued to Roxgold Shareholders at the Effective Time (other than Dissenting Shareholders) in exchange for their Roxgold Shares;

(b)	up to 405,240 Fortuna Shares issuable upon the exercise of the Replacement Options;

(c)	assuming that the 5-Day VWAP of Fortuna Shares is C$12.61, which represents the highest trading price of Fortuna Shares in 2021:

(i)	up to 387,294 Fortuna Shares issuable at the Effective Time upon settlement of Roxgold DSUs;

(ii)	up to 780,310 Fortuna Shares issuable at the Effective Time, upon the settlement of 2021 Roxgold RSUs, 2021 Roxgold PSUs and all Roxgold RSUs and Roxgold PSUs held by Non-Continuing Executives; and

(d)	up to 2,449,842 Fortuna Shares issuable following completion of the Arrangement upon the settlement of continuing Roxgold RSUs and Roxgold PSUs, if Fortuna chooses to settle such Roxgold Incentive Awards in Fortuna Shares instead of cash.

As described above, the actual number of Fortuna Shares that will be issued on the Effective Date will depend on the number of Roxgold Shares issued and outstanding on the Effective Date. Fortuna anticipates that immediately following the completion of the Arrangement, current Fortuna Shareholders and former Roxgold Shareholders will own approximately 63.6% and 36.4% of the outstanding Fortuna Shares, respectively, assuming that: (i) there are no Dissenting Shareholders; (ii) prior to the Effective Date (a) no Fortuna Shares are issued pursuant to any outstanding Fortuna Options or other entitlements or rights to acquire Fortuna Shares; and (b) no Roxgold Shares are issued pursuant to any outstanding Roxgold Incentive Awards or other entitlements or rights to acquire Roxgold Shares; and (iii) no Fortuna Shares are issued at the Effective Time in settlement of outstanding Roxgold Incentive Awards.

Amalgamation of Roxgold and SubCo

Pursuant to the Plan of Arrangement, on the Effective Date each outstanding Roxgold Share will be transferred to Fortuna in exchange for the Consideration. The Company will then transfer each Roxgold Share to SubCo in exchange for 10,000 common shares in the capital of SubCo. Roxgold and SubCo will then amalgamate to form NewCo, with the same effect as if they had amalgamated under section 269 of the BCBCA, except that the legal existence of Roxgold will be deemed not to have ceased and Roxgold will survive the Amalgamation as NewCo. NewCo will be a wholly-owned subsidiary of the Company, and Post-Arrangement Fortuna will continue the operations of Fortuna and Roxgold on a combined basis. See Schedule "G" for more information regarding Post-Arrangement Fortuna.

Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected. The following is a summary only of the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule "B" to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Page 37

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following will occur and will be deemed to occur in the following order without any further authorization, act or formality:

(a)	each Roxgold Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Roxgold and Roxgold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement and: (i) the name of such holder shall be removed from the central securities register as a holder of Roxgold Shares and such Roxgold Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to have any rights as a Roxgold Shareholder other than the right to be paid the fair value for their Roxgold Shares by Roxgold;

(b)	each Roxgold Share (other than a Roxgold Share held by a Dissenting Shareholder or a Roxgold Share held by Fortuna or any subsidiary of Fortuna) shall be deemed to be transferred to Fortuna and, in consideration therefor, Fortuna shall issue the Consideration for each Roxgold Share;

(c)	each Roxgold Option outstanding immediately prior to the Effective Time that has not been duly exercised (whether vested or unvested) shall be exchanged for a Replacement Option to acquire from Fortuna, other than as provided herein, the number of Fortuna Shares equal to the product of: (i) the number of Roxgold Shares subject to such Roxgold Option immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio. The exercise price per Fortuna Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Roxgold Share subject to each such Roxgold Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Roxgold Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Roxgold Option In-The-Money Amount in respect of the Roxgold Option for which it is exchanged, the number of Fortuna Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Roxgold Option In-The-Money Amount in respect of the Roxgold Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including vesting terms and the term to expiry, will be the same as the Roxgold Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Roxgold Stock Option Plan and the agreement evidencing the grant of such Roxgold Option. For greater certainty, any Replacement Options that are held by a person who ceases to be a "Director", "Employee" or "Consultant" of Roxgold pursuant to the Roxgold Stock Option Plan shall terminate on the earlier of: (i) the date that is 90 days from the date the person ceases to be a "Director", "Employee", or "Consultant", or (ii) the expiry date of the Replacement Option, in accordance with the terms of the Roxgold Stock Option Plan. Any document previously evidencing Roxgold Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued;

(d)	each Roxgold DSU outstanding at the Effective Time (including, for certainty, any Roxgold DSU that remains outstanding after the "Separation Date" in respect of any "Eligible Person" who has not yet filed a "Redemption Notice" in respect of such Roxgold DSUs (in each case as such terms are defined in the Roxgold Deferred Share Unit Plan)), whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Roxgold DSU shall be deemed to be assigned and transferred at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to the Closing Cash/Share Payment less any amounts withheld pursuant to the Plan of Arrangement;

(e)	each Roxgold RSU outstanding at the Effective Time held by Non-Continuing Executives and each 2021 Roxgold RSU held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Roxgold RSU shall be deemed to be assigned and transferred at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to the Closing Cash/Share Payment less any amounts withheld pursuant to the Plan of Arrangement;

MANAGEMENT INFORMATION CIRCULAR	Page 38

(f)	each Roxgold RSU outstanding at the Effective Time other than those held by Non-Continuing Executives and 2021 Roxgold RSUs held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall continue to be subject to the terms and conditions of the Roxgold Restricted Share Unit Plan; provided that each such 2020 Roxgold RSU, 2019 Roxgold RSU and 2018 Roxgold RSU, as applicable, shall continue to vest and be settled in accordance with and at the time provided in the Roxgold Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of a Fortuna Share or payment of the Cash Equivalent, at Fortuna's election, instead of one Roxgold Share;

(g)	each Roxgold PSU outstanding at the Effective Time held by Non-Continuing Executives and each 2021 Roxgold PSU held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Roxgold PSU shall be deemed to be assigned and transferred at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to twice the Closing Cash/Share Payment less any amounts withheld pursuant the Plan of Arrangement;

(h)	each Roxgold PSU outstanding at the Effective Time other than those held by Non-Continuing Executives and 2021 Roxgold PSUs held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall continue to be subject to the terms and conditions of the Roxgold Restricted Share Unit Plan; provided that each such 2020 Roxgold PSU and 2019 Roxgold PSU, as applicable, shall continue to vest and be settled in accordance with and at the time provided in the Roxgold Restricted Share Unit Plan except that such Roxgold PSUs shall be settled on the basis of a payout factor of 200% and, on settlement, the holder thereof shall receive 0.283 of a Fortuna Share or payment of the Cash Equivalent, at Fortuna's election, instead of one Roxgold Share;

(i)	Fortuna will sell all the Roxgold Shares acquired under the Plan of Arrangement to SubCo in exchange for 10,000 common shares in the capital of SubCo in accordance with section 85 of the Tax Act, at an elected amount to be determined by Fortuna;

(j)	the stated capital of the Roxgold Shares acquired under the Plan of Arrangement shall be reduced to $1.00 without the repayment of capital in respect thereof; and

(k)	SubCo and Roxgold will amalgamate with the same effect as if they were amalgamated under section 269 of the BCBCA (the "Amalgamation") and will continue as one company ("NewCo"), except that the legal existence of Roxgold will be deemed not to have ceased and Roxgold will be deemed to have survived the Amalgamation as NewCo, and for the avoidance of doubt, the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Without limiting the foregoing, with effect from the time of the Amalgamation:

(i)	the separate legal existence of SubCo will cease without SubCo being liquidated or wound-up and no disposition or transfer of title of Roxgold's assets will have occurred as a result of the Amalgamation, SubCo and Roxgold will continue as one company, and the property of SubCo and Roxgold immediately before the Amalgamation will become the property of NewCo;

(ii)	all rights of creditors or others will be unimpaired by the Amalgamation, all obligations of SubCo and Roxgold immediately before the Amalgamation, whether arising by contract or otherwise, may be enforced against NewCo to the same extent as if such obligations had been incurred or contracted by it, and all liabilities of SubCo and Roxgold immediately before the Amalgamation will become liabilities of NewCo;

(iii)	all rights, contracts, permits and interests of SubCo and Roxgold immediately before the Amalgamation will continue as rights, contracts, permits and interests of NewCo and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of SubCo and Roxgold under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding being prosecuted or pending by or against SubCo and Roxgold immediately before the Amalgamation may be prosecuted or its prosecution may be continued by or against NewCo;

MANAGEMENT INFORMATION CIRCULAR	Page 39

(vi)	a conviction against, or ruling, order or judgment in favour of or against, SubCo or Roxgold may be enforced by or against NewCo;

(vii)	the Notice of Articles and Articles of Roxgold immediately before the Amalgamation, including, for greater certainty, all descriptions of share capital therein, will become the Notice of Articles and Articles of NewCo;

(viii)	the authorized share structure of Roxgold immediately before the Amalgamation will be the authorized share structure of NewCo;

(ix)	Fortuna will receive one common share in the capital of NewCo in exchange for each common share in the capital of SubCo held immediately prior to the Amalgamation and all of the issued and outstanding common shares of SubCo and Roxgold will be cancelled without any repayment of capital in respect thereof;

(x)	the name of NewCo will be determined by the Fortuna Board;

(xi)	the registered office and records office of NewCo will be the registered office of Roxgold; and

(xii)	the stated capital of the common shares of NewCo will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of SubCo immediately prior to the amalgamation.

No fractional Fortuna Shares will be issued in connection with the Plan of Arrangement. The number of Fortuna Shares to be issued will be rounded down to the nearest whole number of Fortuna Shares in the event that any person would otherwise be entitled to a fractional Fortuna Share.

Required Approvals

Shareholder Approvals

Fortuna Shareholder Approval

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer's outstanding securities on a non-diluted basis in connection with an acquisition. At the Meeting, Fortuna Shareholders will be asked to approve the Share Issuance Resolution authorizing the issuance of up to 110,128,963 Fortuna Shares in connection with the Arrangement, representing approximately 59.43% of the 185,316,950 issued and outstanding Fortuna Shares as of the Record Date (on a non-diluted basis).

The full text of the Share Issuance Resolution is set out in Schedule "A". Also see "The Arrangement – Effects of the Arrangement".

Accordingly, the TSX requires that the Share Issuance Resolution must be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by Fortuna Shareholders present (virtually) or represented by proxy at the Meeting. If the Share Issuance Resolution is not approved by Fortuna Shareholders, the Company will not be able to satisfy the listing requirements of the TSX, and the Arrangement will not proceed.

Recommendation: The Fortuna Board unanimously recommends that Fortuna Shareholders VOTE FOR the Share Issuance Resolution

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will be VOTED FOR the Share Issuance Resolution

The TSX will generally not require further shareholder approval for the issuance of up to an additional 27,532,240 Fortuna Shares, such number being 25% of the number of Fortuna Shares approved by Fortuna Shareholders for the Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Page 40

Notwithstanding the approval of the Share Issuance Resolution by Fortuna Shareholders at the Meeting, the Share Issuance Resolution authorizes the Fortuna Board, without further notice to or approval of the Fortuna Shareholders, to elect not to proceed with the Arrangement or to revoke and not give effect to the Share Issuance Resolution.

Roxgold Shareholder Approval

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Roxgold Meeting.

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Roxgold Shareholders present in person (virtually) or represented by proxy at the Roxgold Meeting; and (ii) a majority of the votes cast by the Roxgold Shareholders present in person (virtually) or represented by proxy at the Roxgold Meeting, excluding the votes cast by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (the "Roxgold Shareholder Approval").

MI 61-101 provides that, in certain circumstances, where a "related party" of an issuer (such as a director or executive officer) is entitled to receive a "collateral benefit" in connection with an arrangement transaction (such as the Arrangement) and such transaction is a "business combination" for the purposes of MI 61-101, the transaction will be subject to minority approval requirements. Roxgold has determined that, in compliance with MI 61-101, a total of 10,195,824 Roxgold Shares held by two related parties will be excluded for the purposes of determining "minority approval" for the Arrangement Resolution at the Roxgold Meeting under MI 61-101 as such related parties are entitled to receive payments for their Roxgold Incentive Awards, and for one related party, severance payments, in each case where such payments in the aggregate, net of offsetting costs, will be more than 5% of the value of the Consideration to be received by such individuals pursuant to the Arrangement in exchange for the Roxgold Shares they beneficially own, directly or indirectly.

Court Approvals

Interim Order

On May 25, 2021, the Court granted the Interim Order which provides for the calling and holding of the Roxgold Meeting and other procedural matters.

Final Order

The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Share Issuance Resolution and the Arrangement Resolution are approved at the Meeting and the Roxgold Meeting, respectively, Roxgold intends to make an application to the Court for the Final Order.

The Court hearing in respect of the Final Order is expected to take place on June 30, 2021 via teleconference at 9:45 a.m. (Pacific time), or as soon thereafter as counsel may be heard. At the Final Order hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement.

Stock Exchange Listings

Roxgold is a reporting issuer under the Securities Laws of each province and territory of Canada, except Quebec. The Roxgold Shares are listed and posted for trading on the TSX under the symbol "ROXG" and are quoted on the OTCQX Market under "ROGFF" and on the Frankfurt Open Market under the symbol "WF8B".

On April 23, 2021, the last trading day prior to announcement of the Arrangement, the closing price of the Roxgold Shares on the TSX was C$1.92. On May 25, 2021, the last trading day prior to the date of this Circular, the closing price of the Roxgold Shares on the TSX was C$2.28.

As soon as practicable following completion of the Arrangement, the Company intends to apply to applicable Canadian securities regulators to have Roxgold cease to be a reporting issuer and to have the Roxgold Shares delisted from the TSX and removed from quotation on the OTCQX Market and Frankfurt Open Market.

MANAGEMENT INFORMATION CIRCULAR	Page 41

Fortuna is a reporting issuer under the Securities Laws of each province of Canada. The Fortuna Shares are listed on the NYSE under the symbol "FSM", on the TSX under the trading symbol "FVI" and on the Frankfurt Stock Exchange under the trading symbol "F4S".

Fortuna has applied to list and post for trading the Consideration Shares on the TSX and NYSE, and has received conditional approval from the TSX. It is a condition to completion of the Arrangement that the TSX and the NYSE will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions. Listing will be conditional on the Company satisfying the standard listing conditions imposed by each Exchange.

For information with respect to the trading history of the Roxgold Shares and Fortuna Shares, see "Price Range and Trading Volumes of Roxgold Shares" and "Market for Securities – Price Range and Trading Volumes of Fortuna Shares", in Schedule "F" and Schedule "E" to this Circular, respectively.

Other Required Approvals

The lenders under the Fortuna Credit Facilities have waived all applicable restrictions and requirements imposed on Fortuna in relation to, and provided all consents and approvals required under the Fortuna Credit Facilities in connection with, the Arrangement.

Roxgold has entered into a consent and amending agreement with the lenders under the Roxgold Credit Facilities, whereby, among other things, such lenders have provided their consent to the Arrangement, subject to the terms and conditions provided in the consent and amending agreement.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Fortuna will be led by the current Chair of the Fortuna Board, David Laing, and that the board of directors will be comprised of seven directors, including the six current directors of Fortuna, being David Laing, Jorge A. Ganoza Durant, Mario Szotlender, David Farrell, Alfredo Sillau, and Kylie Dickson, together with Kate Harcourt, a current director of Roxgold, who has indicated her willingness to be appointed to the Fortuna Board and who Fortuna intends to appoint upon completion of the Arrangement. See "Executive Officers and Directors of Post-Arrangement Fortuna – Directors" in Schedule "G" to this Circular. Also see "Other Matters to be Acted Upon – Election of Directors" below.

Employment Matters

Pursuant to the Arrangement Agreement, Paul Criddle, Roxgold's Chief Operating Officer and Paul Weedon, Roxgold's Vice President, Exploration, will continue their employment as executive officers or senior officers, as applicable, of Roxgold (or an affiliate of Roxgold or Fortuna) upon completion of the Arrangement. Each of Mr. Criddle, Mr. Weedon and Eric Gratton, Roxgold's General Manager – External Relations, West Africa, have entered into Retention Agreements which provide for the continuation of their existing employee agreements following completion of the Arrangement, as well as certain retention compensation conditioned upon their continued employment.

The Arrangement will not trigger any change of control provisions in employment or management agreements of executives or employees of Fortuna.

Timing

If the Share Issuance Resolution and the Arrangement Resolution are passed at the Meeting and the Roxgold Meeting, respectively, Roxgold will, as soon as reasonably practicable and in any event not later than the third Business Day thereafter, apply for the Final Order. If the Final Order is obtained on June 30, 2021 in form and substance satisfactory to Fortuna and Roxgold, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Pacific time) on the Effective Date. It is currently expected that the Effective Date will occur in early July, 2021, and in no event will completion of the Arrangement occur later than September 30, 2021, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 42

Interest of Directors and Executive Officers in the Arrangement

To the knowledge of Fortuna, none of the directors and executive officers of the Company, or any of their respective affiliates, have any material interest in the Arrangement or the Share Issuance Resolution that differs from the interests of Fortuna Shareholders generally. As at May 25, 2021, the last trading day prior to the date of this Circular: (i) Fortuna did not beneficially own or exercise control or direction over, directly or indirectly, any Roxgold Shares; and (ii) the directors and executive officers of Fortuna, together with their respective affiliates and associates, beneficially own or exercise control or direction over, directly or indirectly, less than 1% of the issued and outstanding Roxgold Shares. Also see "Interest of Informed Persons" below.

Securities Laws Matters

Canada

The Fortuna Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be "freely tradable" and the resale of such Fortuna Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Fortuna Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Fortuna, the selling securityholder has no reasonable grounds to believe that Fortuna is in default of securities legislation.

United States

The issuance of the Fortuna Shares to Roxgold Shareholders in exchange for Roxgold Shares pursuant to the Arrangement has not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 25, 2021 and, subject to the approval of the Arrangement Resolution by Roxgold Shareholders and of the Share Issuance Resolution by Fortuna Shareholders, a hearing on the Arrangement will be held on or about June 30, 2021 by the Court. Accordingly, the Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption from the registration requirement of the 1933 Act. See "The Arrangement – Court Approval". The issuance of the Consideration Shares to Roxgold Shareholders in exchange for the Roxgold Shares, in each case pursuant to the Arrangement, will, therefore, be exempt from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption.

The Consideration Shares to be received by Roxgold Shareholders upon completion of the Arrangement may be resold without restriction under the 1933 Act, except by persons who are "affiliates" (as defined in Rule 144) of the Company after the Effective Date or who have been affiliates of the Company within 90 days before the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Consideration Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Consideration Shares outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S. Such Consideration Shares may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

MANAGEMENT INFORMATION CIRCULAR	Page 43

The exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Fortuna Shares issuable upon exercise or settlement of any Roxgold Incentive Awards may not be issued in reliance upon the Section 3(a)(10) Exemption and such Roxgold Incentive Awards may only be exercised or settled pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

The foregoing discussion is only a general overview of certain requirements of certain requirements of United States federal Securities Laws that may be applicable to the resale of Fortuna Shares to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable Securities Laws. The foregoing discussion does not address the Canadian Securities Laws that will apply to the issue to, or the resale within Canada of, the Fortuna Shares by U.S. shareholders. U.S. shareholders reselling their Fortuna Shares in Canada must comply with Canadian Securities Laws, as outlined above under "Securities Law Matters – Canada".

MANAGEMENT INFORMATION CIRCULAR	Page 44

THE ARRANGEMENT AGREEMENT

General

On April 26, 2021, Fortuna and Roxgold entered into the Arrangement Agreement. The Arrangement Agreement provides for, among other things, the acquisition of all the outstanding Roxgold Shares by Fortuna in exchange for Fortuna Shares based on an Exchange Ratio of 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share.

The Arrangement will be effected in accordance with the Arrangement Agreement which provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Fortuna and Roxgold and various conditions precedent, both mutual and with respect to Fortuna and Roxgold individually.

Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed as proposed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which can be found under Fortuna's SEDAR profile at www.sedar.com and the Plan of Arrangement, the full text of which is attached as Schedule "B" to this Circular. Fortuna Shareholders are encouraged to read the Arrangement Agreement and Plan of Arrangement in their entirety.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Fortuna Shareholders with information regarding the key terms of the Arrangement Agreement and is not intended to provide any other factual information about Fortuna, Roxgold or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of Fortuna and Roxgold, which are summarized below. These representations and warranties have been made solely for the benefit of the other Party and:

•	are not intended as statements of fact to investors, but rather, as a means of allocating risks between the Parties if those statements prove to be inaccurate, in certain circumstances subject to materiality;

•	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality that are different from what may be viewed as material by Fortuna Shareholders, Roxgold Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and as described below may have changed since the date of the Arrangement Agreement and subsequent developments may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read on their own, but instead with the information contained elsewhere in this Circular and the documents incorporated by reference herein.

Representations and Warranties

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of each of Fortuna and Roxgold relating to, among other things: (i) receipt of appropriate board approvals; (ii) receipt of fairness opinions; (iii) organization and qualification; (iv) authority relative to the Arrangement Agreement; (v) no violation under any law, organizational document, Permit or material contract as a result of entering into the Arrangement Agreement and the performance by the Parties of their obligations thereunder; (vi) capitalization; (vii) reporting status and securities laws matters; (viii) ownership of subsidiaries; (ix) public filings; (x) financial statements; (xi) internal controls and financial reporting; (xii) anti-corruption matters; (xiii) sanctions and export controls; (xiv) books and records; (xv) minute books; (xvi) no undisclosed liabilities; (xvii) no material change; (xviii) litigation; (xix) taxes; (xx) property; (xxi) title and rights regarding other assets; (xxii) material contracts; (xxiii) Permits; (xxiv) intellectual property; (xxv) environmental matters; (xxvi) mineral reserves and resources; (xxvii) employee benefits; (xxviii) labour and employment; (xxix) compliance with laws; (xxx) absence of cease trade orders; (xxxi) related party transactions; (xxxii) registration rights; (xxxiii) rights of other persons; (xxxiv) restrictions on business activities; (xxxv) brokers; (xxxvi) insurance; (xxxvii) use of short form prospectus; and (xxxviii) arrangements with shareholders. Roxgold provided an additional representation about Competition Act matters and Fortuna also provided representations and warranties regarding: (i) the issuance of the Consideration Shares; (ii) United States securities laws; and (iii) Investment Canada Act matters. The representations and warranties made by the Parties are, in certain cases, subject to specified exceptions or qualifications. For the complete text of the applicable provisions, see section 3.1 and section 4.1 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 45

Covenants

In the Arrangement Agreement, each of Fortuna and Roxgold has agreed to certain covenants, including customary positive and negative covenants relating to conducting their respective businesses, and using commercially reasonable efforts to satisfy conditions precedent to their respective obligations under the Arrangement Agreement. In addition, each of Fortuna and Roxgold agreed to certain covenants in relation to the preparation of this Circular and the circular of Roxgold with respect to the Roxgold Meeting as well as the convening and conducting of the Meeting and the Roxgold Meeting, respectively.

Covenants Regarding the Conduct of Business

Pursuant to the Arrangement Agreement, each of Fortuna and Roxgold has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to maintain and preserve their respective businesses and refrain from taking certain actions outside the ordinary course except (i) as required or permitted by the Arrangement Agreement; (ii) as required by applicable Law or any Governmental Entity, (iii) with the express written consent of the other Party; or (iv) in connection with any COVID-19 Measures.

In particular, each Party has agreed to refrain from, among other things and subject to certain qualifications, (i) amending its constating documents or share structure or issuing, granting, redeeming, purchasing or otherwise acquiring any outstanding securities of such Party; (ii) disposing of or encumbering any assets, securities or properties subject to certain thresholds (being $2 million in the case of Roxgold and $5 million in the case of Fortuna); (iii) incurring any additional indebtedness and, in the case of Roxgold, to take any action with respect to the Roxgold Credit Facilities, to drawdown any amount greater than $2 million in the aggregate or to refinance, repay or otherwise amend the terms thereof, other than any actions taken in accordance with the Arrangement Agreement; (iv) enter into any new commitments of a capital expenditure nature in excess of certain thresholds (being $2 million in the case of Roxgold and $5 million in the case of Fortuna) and subject to certain mutual disclosures; (v) increasing compensation or taking any action with respect to the grant of any severance, bonus or termination pay for, or entering into any employment agreement, deferred compensation or other similar agreement with, any officer, employee or director of such Party; (vi) settling, paying or discharging, any material action or proceeding brought against the Party subject to certain thresholds (being $2 million in the case of Roxgold and $5 million in the case of Fortuna) and subject to certain mutual disclosures; (vii) entering into any agreement that limits or otherwise restricts the Party from competing in any manner; (viii) waiving or assigning any material rights, claims or benefits of the Party; (ix) entering into, modifying or terminating a material contract; (x) changing any method of tax accounting, making or changing any tax election, or settling or compromising any tax liability in excess of $2 million; or (xi) taking any action or failing to take any action which would result in the material loss or expiration of any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses, and in the case of Roxgold, not entering into any agreement, taking or failing to take any action that would result in a material breach of any royalty agreements for the Roxgold Properties.

For the complete text of the applicable conduct of business provisions, see section 5.1 and section 5.2 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 46

Covenants Regarding the Arrangement Agreement

Each of Fortuna and Roxgold has made certain customary covenants in respect of the Arrangement, including that each Party will: (i) use commercially reasonable efforts to obtain all third party consents, approvals and provide any notices required under material contracts; (ii) perform all such acts and things as may be reasonably necessary or desirable in order to consummate, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement; (iii) defend all lawsuits or other proceedings against such Party challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated therein; (iv) not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which could prevent or materially delay or impede the ability to consummate the Arrangement or the transactions contemplated by the Arrangement Agreement; (v) use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to Roxgold Shareholders in exchange for their Roxgold Shares; and (vi) promptly notify the other Party of (A) any notice or other communication in writing from any person received by the Party alleging that (x) the consent of such person is required in connection with the Arrangement Agreement or the Arrangement or (y) in the case of Roxgold, that such person is terminating or otherwise materially adversely modifying the relationship between that person and Roxgold as a result of the Arrangement Agreement or the Arrangement; (B) any notice or other communication in writing from any Governmental Entity received in connection with the Arrangement Agreement; or (C) any material filing, action, suit, claim, investigation or proceeding commenced or threatened in writing against the Party in connection with the Arrangement Agreement or the Arrangement. Additionally, Roxgold also covenanted to use commercially reasonable efforts to assist Fortuna with making necessary arrangements to restructure, payout or otherwise deal with the Roxgold Credit Facilities and other indebtedness of Roxgold and Fortuna has covenanted to issue the Consideration Shares at the Effective Time and do all things necessary to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the Roxgold Incentive Awards.

For the complete text of the applicable provisions, see sections 5.3, 5.4 and 5.5 of the Arrangement Agreement.

Conditions

Mutual Conditions

The respective obligations of Fortuna and Roxgold to complete the Arrangement are subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties, in whole or in part, at any time and from time to time, without prejudice on any other rights that the Parties may have:

(a)	Court Proceedings. The Interim Order and the Final Order shall have each been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either Roxgold or Fortuna, each acting reasonably, on appeal or otherwise.

(b)	Arrangement Resolution. The Roxgold Shareholder Approval shall have been obtained in respect of the Arrangement Resolution at the Roxgold Meeting in accordance with the Interim Order.

(c)	Share Issuance Resolution. The Fortuna Shareholder Approval shall have been obtained in respect of the Share Issuance Resolution at the Meeting.

(d)	No Actions. There shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order at law, against Fortuna or Roxgold which prevents the consummation of the Arrangement.

(e)	Key Authorizations. Each of the Key Regulatory Approvals and the Key Third Party Consents shall have been obtained and remain in full force.

(f)	No Termination. The Arrangement Agreement shall not have been otherwise terminated in accordance with its terms.

(g)	Exempt Distributions. The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.8 of National Instrument 45 102 – Resale of Securities of the Canadian Securities Administrators).

MANAGEMENT INFORMATION CIRCULAR	Page 47

Conditions to the Obligations of Fortuna

The obligations of Fortuna to complete the Arrangement are subject to the satisfaction of the following conditions precedent:

(a)	Representations and Warranties. (i) the representations and warranties of Roxgold regarding its organization, qualification and authorization to enter into the Arrangement Agreement, as well as to the absence of any violation of, or conflict with its constating documents shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Roxgold regarding its capitalization and ownership of subsidiaries shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement; and (iii) all other representations and warranties of Roxgold set forth in the Arrangement Agreement shall be true and correct in all respects (and for the foregoing purposes, disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time or date (except that any such representation and warranty that by its term speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not have a Material Adverse Effect.

(b)	Covenants. All covenants of Roxgold under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Fortuna shall have been duly performed by Roxgold in all material respects.

(c)	No Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect with respect to Roxgold.

(d)	Dissent Rights. Holders of no more than 5% of the Roxgold Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The foregoing conditions are for the exclusive benefit of Fortuna and may be waived by Fortuna, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fortuna may have.

Conditions to the Obligations of Roxgold

The obligations of Roxgold to complete the Arrangement are subject to the satisfaction of the following conditions precedent:

(a)	Representations and Warranties. (i) the representations and warranties of Fortuna regarding its organization, qualification and authorization to enter into the Arrangement Agreement, the absence of any violation of, or conflict with its constating documents, and the issuance of the Consideration Shares as fully paid and non-assessable Fortuna Shares shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Fortuna regarding its capitalization and ownership of subsidiaries shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement; and (iii) all other representations and warranties of Fortuna set forth in the Arrangement Agreement shall be true and correct in all respects (and for the foregoing purposes, disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time or date (except that any representation and warranty that by its term speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not have a Material Adverse Effect.

(b)	Covenants. All covenants of Fortuna under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Roxgold shall have been duly performed by Fortuna in all material respects.

(c)	No Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect with respect to Fortuna.

MANAGEMENT INFORMATION CIRCULAR	Page 48

(d)	Listing of Consideration Shares. Fortuna shall have delivered evidence satisfactory to Roxgold of the approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares at the Effective Time.

(e)	Payment of Consideration. Fortuna shall have complied with its obligations to: (i) deposit sufficient Consideration Shares and cash to satisfy the aggregate Consideration payable pursuant to the Arrangement with the Depositary; and (ii) advance the Arrangement Loan to Roxgold by paying such amount in escrow to the Escrow Agent, and the Depositary and the Escrow Agent shall have confirmed receipt of the aggregate Consideration or cash amount, as applicable.

The foregoing conditions are for the exclusive benefit of Roxgold and may be waived by Roxgold, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fortuna may have.

Non-Solicitation Covenants and Right to Match

Non-Solicitation Covenants

Under the Arrangement Agreement, each Party has agreed to certain non-solicitation covenants, including that such Party shall not, except as expressly provided in the Arrangement Agreement, directly or indirectly, including through any Representative:

(a)	solicit, promote, facilitate or knowingly encourage (including by way of furnishing any information or site visit) the initiation of any communication, inquiry or proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal;

(b)	participate or enter into any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, the Party may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal does not constitute and/or is not reasonably expected to constitute or result in a Superior Proposal;

(c)	approve, accept, endorse or recommend, or propose publicly to approve, accept, endorse or recommend, any Acquisition Proposal;

(d)	approve, accept, enter into or publicly propose to approve, accept or enter into any agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, other than a confidentiality agreement deemed acceptable pursuant to the Arrangement Agreement;

(e)	make a Change in Recommendation; or

(f)	make any public announcement inconsistent with the recommendation of the Roxgold Board with respect to the Arrangement Resolution or the Fortuna Board with respect to the Share Issuance Resolution.

Each Party has covenanted to the other Party that it will cause its subsidiaries and representatives to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any persons commenced prior to the date of the Arrangement Agreement, its subsidiaries or any representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request, to the extent it is entitled to do so (and exercise all rights it has to require), the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its subsidiaries. Each Party has agreed that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party or becomes party to in accordance with the Arrangement Agreement, and each Party has undertaken to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 49

The foregoing restrictions are subject to "fiduciary out" provisions, which provide that if at any time following the date of the Arrangement Agreement and prior to obtaining the Fortuna Shareholder Approval or the Roxgold Shareholder Approval, as applicable:

(a)	a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of the Arrangement Agreement and that the Fortuna Board or the Roxgold Board, as applicable, determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such Party may in response to a request made by the person making such Acquisition Proposal, provided it is in compliance with the Arrangement Agreement:

(i)	furnish non-public information with respect to the Party and its subsidiaries to the person making such Acquisition Proposal; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such Party shall not, and shall not allow its representatives to, under any circumstances waive any confidentiality or standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal or disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party; and (ii) unless prior to disclosing any such information, the Party shall enter into a confidentiality agreement (on terms deemed acceptable under the Arrangement Agreement) with such person; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal and no such agreement shall be required if such person is already party to a confidentiality agreement with such Party; and

(b)	a Party receives an Acquisition Proposal that did not result in a breach of the Arrangement Agreement and which the Fortuna Board or the Roxgold Board, as applicable, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may, subject to the right to match provisions of the Arrangement Agreement and compliance with the procedures and payment of fees set forth in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

In addition, nothing contained in the Arrangement Agreement prohibits a Party from taking any action or making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time, if, in the good faith judgment of the Fortuna Board or the Roxgold Board, as applicable, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with such board of directors' exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors' circular or otherwise as required under Securities Laws).

Pursuant to the Arrangement Agreement, each Party has agreed to promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of any Acquisition Proposal, including a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall provide the other Party with a copy of any such proposal, inquiry, offer or request, and a copy of any agreement entered into in accordance with the Arrangement Agreement. Such Party shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the other Party may reasonably request and shall keep the other Party promptly informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from the other Party with respect thereto.

For the complete text of the applicable provisions, see section 7.2 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 50

Right to Match

The Arrangement Agreement provides that, if at any time following the date of the Arrangement Agreement and prior to Roxgold obtaining the Roxgold Shareholder Approval at the Roxgold Meeting or Fortuna obtaining the Fortuna Shareholder Approval at the Meeting, as applicable, a Party receives an Acquisition Proposal that the Roxgold Board or Fortuna Board, as applicable, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may enter into an Acquisition Agreement in respect of such Superior Proposal, provided that:

(a)	the Party receiving the Superior Proposal has complied in all material respects with its obligations under the Arrangement Agreement;

(b)	such receiving Party has provided the other Party with: (i) a copy of the Superior Proposal; and (ii) a copy of the proposed Acquisition Agreement;

(c)	such receiving Party has delivered to the other Party a written notice (a "Superior Proposal Notice") of the determination of the Roxgold Board or Fortuna Board, as applicable, that such Acquisition Proposal constitutes a Superior Proposal, and of the intention of the Roxgold Board or the Fortuna Board, as applicable, to: (i) make a Change in Recommendation; and/or (ii) enter into an Acquisition Agreement with respect to such Superior Proposal;

(d)	a period (the "Response Period") of not less than five Business Days has elapsed from the date that is the later of: (x) the date on which the other Party receives the Superior Proposal Notice; and (y) the date on which the relevant Party receives a copy of the Superior Proposal and all related documents required to be delivered pursuant to the Arrangement Agreement; and

(e)	if the other Party has offered to amend the Arrangement Agreement and the Arrangement in the manner described below, the Roxgold Board or the Fortuna Board, as applicable, has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the other Party.

During the Response Period, the other Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the Consideration. In the event such other Party exercises this right to match, the Arrangement Agreement provides as follows:

(a)	the receiving Party shall review any such offer by the other Party to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the other Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the other Party to be amended;

(b)	if the receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the other Party, the receiving Party will enter into an amendment to the Arrangement Agreement with the other Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect;

(c)	if the receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, it may enter into the Acquisition Agreement in respect of such Superior Proposal provided that before doing so it terminates the Arrangement Agreement and pays the Termination Fee pursuant to the Arrangement Agreement;

(d)	each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the holders of the applicable Party's securities shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement and the other Party shall be afforded a new Response Period and the right to match in respect of each such Acquisition Proposal; and

MANAGEMENT INFORMATION CIRCULAR	Page 51

(e)	where a Superior Proposal Notice is delivered on a date less than ten days before the Roxgold Meeting or Meeting, as applicable and the Response Period has not elapsed, then subject to applicable Laws, at either Party's request, the Parties will postpone or adjourn the applicable meeting to a date that is acceptable to the Parties, acting reasonably, which shall not be later than 15 days after the scheduled date of the securityholder meetings (and prior to the Outside Date) and any amendment to the Arrangement Agreement shall be communicated to Roxgold Shareholders and Fortuna Shareholders prior to the resumption or convening of the postponed or adjourned meetings.

For the complete text of the applicable provisions, see section 7.3 of the Arrangement Agreement.

Expenses and Termination Fees

The Parties have agreed that all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except in the circumstances described below.

Termination Fee

If the Arrangement Agreement is terminated as a result of a Party entering into an agreement, understanding or arrangement to effect an Acquisition Proposal that is a Superior Proposal, subject to certain limitations, a Change in Recommendation in respect of the Arrangement or the material breach of such Party's non-solicitation covenants, then such Party will pay the applicable Termination Fee to the other Party.

In addition to the foregoing, if: (i) the Arrangement Agreement is terminated due to the failure of Roxgold to obtain Roxgold Shareholder Approval at the Roxgold Meeting or Fortuna to obtain Fortuna Shareholder Approval at the Meeting (such Party, the "Non-Approving Party"); (ii) prior to such Non-Approving Party's securityholders meeting, an Acquisition Proposal or the intention to make an Acquisition Proposal with respect to the Non-Approving Party has been publicly announced and not withdrawn; and (iii) within 12 months of the date of such termination:

(a)	the announced Acquisition Proposal is consummated by the Non-Approving Party; or

(b)	the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the board of directors of the Non-Approving Party approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for the purposes of the above "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%", then the Non-Approving Party will pay to the other Party the Termination Fee of C$40 million within two Business Days following the closing of the applicable transaction.

Expense Reimbursement

In the event the Arrangement Agreement is terminated by Roxgold or Fortuna, where the Effective Time has not occurred on or before the Outside Date, subject to certain exceptions described under item (b)(i) [Outside Date] under the heading "Termination" below, due to the failure of the other Party to obtain necessary approval from its securityholders in respect of the Arrangement, such terminating Party is entitled to an expense reimbursement payment of $3 million provided that no expense reimbursement shall be payable to the terminating Party if such terminating Party has failed to obtain its requisite shareholder approval at its shareholder meeting (if held prior to such time) or a Material Adverse Effect with respect to the terminating Party has occurred prior to its shareholder meeting.

For the complete text of the applicable provisions, see section 7.4 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 52

Termination

Subject to payment of the Termination Fee where applicable, the Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time:

(a)	by mutual written agreement of Roxgold and Fortuna;

(b)           by either Roxgold or Fortuna if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, provided that such termination right shall not be available to a Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Roxgold or Fortuna from consummating the Arrangement, provided that a Party seeking to exercise this termination right has used commercially reasonable efforts to appeal, overturn or otherwise have such Law lifted or rendered non-applicable;

(iii)	the Arrangement Resolution shall have failed to obtain the Roxgold Shareholder Approval at the Roxgold Meeting in accordance with the Interim Order or the Share Issuance Resolution shall have failed to obtain the Fortuna Shareholder Approval at the Meeting, provided that such termination right shall not be available to a Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement has been the cause of, or directly resulted in, the failure to obtain such approval;

(iv)	the other Party's board of directors makes a Change in Recommendations;

(v)	any of the conditions to the obligations of such Party set forth in the Arrangement Agreement is not satisfied, and is incapable of being satisfied by the Outside Date;

(vi)	such Party enters into an Acquisition Agreement with respect to a Superior Proposal, provided that concurrently with such termination, it pays the applicable Termination Fee;

(vii)	subject to the notice and cure provisions set out in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other Party set out in the Arrangement Agreement (other than the non-solicitation provisions) shall have occurred that would cause the conditions precedent to the benefit of the other Party not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Party seeking to terminate the Arrangement Agreement is not then in breach thereof so as to cause any of the conditions to the obligations of the other Party not to be satisfied;

(viii)	the other Party breaches any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement in any material respect;

(ix)	the other Party enters into a legally binding agreement relating to a Superior Proposal; or

(x)	there has occurred a Material Adverse Effect in respect of the other Party which is incapable of being cured on or prior to the Outside Date.

For the complete text of the applicable provisions, see section 8.2 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 53

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Roxgold Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Roxgold's Securityholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

For the complete text of the applicable provisions, see section 8.3 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 54

VOTING SUPPORT AGREEMENTS

Fortuna Voting Support Agreements

Effective April 26, 2021, each of the directors and senior officers of Fortuna, who, in the aggregate, beneficially own or exercise control or direction over, directly or indirectly, approximately 1.6% of the outstanding Fortuna Shares as of the Record Date (on a non-diluted basis), have entered into a Fortuna Voting Support Agreement with Roxgold pursuant to which they agreed, among other things, to vote, or cause to be voted, all of such Fortuna Supporting Shareholders' Fortuna Shares: (i) in favour of the approval of the Share Issuance Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Fortuna; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Fortuna in the Arrangement Agreement or of the Fortuna Supporting Shareholder under the Fortuna Voting Support Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Fortuna Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Fortuna Voting Support Agreements.

Each Fortuna Voting Support Agreement may be terminated: (i) at any time upon the written agreement of Roxgold and the applicable Fortuna Supporting Shareholder; (ii) by the applicable Fortuna Supporting Shareholder if (A) any of the representations and warranties of Roxgold in the Fortuna Voting Support Agreement shall not be true and correct in all material respects; or (B) Roxgold, without the prior written consent of the applicable Fortuna Supporting Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the applicable Fortuna Supporting Shareholder; or (iii) by Roxgold if (A) any of the representations and warranties of the applicable Fortuna Supporting Shareholder in the Fortuna Voting Support Agreement shall not be true and correct in all material respects; or (B) the applicable Fortuna Supporting Shareholder shall not have complied with its covenants to Roxgold contained in the Fortuna Voting Support Agreement, provided that Roxgold has notified the applicable Fortuna Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within 10 business days of the date such notice was received; and (iv) automatically on the earlier of: (A) the Effective Time; and (B) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

A copy of the Fortuna Voting Support Agreement is available under Roxgold's SEDAR profile at www.sedar.com.

Roxgold Voting Support Agreements

Effective April 26, 2021, each of the directors and senior officers of Roxgold who hold Roxgold Shares and in the aggregate, beneficially own or exercise control or direction over, directly or indirectly, approximately 3.52% of the outstanding Roxgold Shares as of the Record Date (on a non-diluted basis) have entered into a Roxgold Voting Support Agreement with Fortuna pursuant to which they agreed, among other things, to vote, or cause to be voted, all of the Roxgold Supporting Shareholders' securities of Roxgold which have a right to be voted at the Roxgold Meeting: (i) in favour of the approval of the Arrangement Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Roxgold; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Roxgold in the Arrangement Agreement or of the Shareholder under the Roxgold Voting Support Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Roxgold Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Roxgold Voting Support Agreements.

MANAGEMENT INFORMATION CIRCULAR	Page 55

Each Roxgold Voting Support Agreement may be terminated: (i) at any time upon the written agreement of Fortuna and the applicable Roxgold Supporting Shareholder; (ii) by the applicable Roxgold Supporting Shareholder if (A) any of the representations and warranties of Fortuna in the Roxgold Voting Support Agreement shall not be true and correct in all material respects; or (B) Fortuna, without the prior written consent of the applicable Roxgold Supporting Shareholder, varies the terms of the Arrangement Agreement in a manner that (1) decreases the amount, or changes the form, of Consideration set out in the Arrangement Agreement; or (2) is materially adverse to the applicable Roxgold Supporting Shareholder; (iii) by Fortuna if (A) any of the representations and warranties of the applicable Roxgold Supporting Shareholder in the Roxgold Voting Support Agreement shall not be true and correct in all material respects; or (B) the applicable Roxgold Supporting Shareholder shall not have complied with its covenants to Fortuna contained in the Roxgold Voting Support Agreement, provided that Fortuna has notified the applicable Roxgold Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within 10 business days of the date such notice was received; and (iv) automatically on the earlier of: (A) the Effective Time; and (B) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

A copy of the Roxgold Voting Support Agreement is available under Fortuna's SEDAR profile at www.sedar.com.

Appian Voting Support Agreement

On April 26, 2021, Appian, which collectively holds 49,508,707 Roxgold Shares, representing approximately 13.2% of the outstanding Roxgold Shares as of the date thereof (on a non-diluted basis) entered into the Appian Voting Support Agreement with Fortuna pursuant to which they agreed, among other things, to vote, or cause to be voted, all of their Roxgold Shares owned at the time it delivers its proxy or proxies for the Roxgold Meeting: (i) in favour of the approval of the Arrangement Resolution, and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, and deliver valid proxies or voting instructions in respect of the same at least five days prior to the Roxgold Meeting; (ii) against any proposal, offer or bid from a party other than Fortuna or its affiliates to acquire all or part of the Roxgold Shares; and (iii) against any matter that would reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement. Additionally, under the terms of the Appian Voting Support Agreement, Appian has agreed not to knowingly dispose of any of its Roxgold Shares to a person who makes a "competing offer" as such term is defined therein and to ensure that none of its affiliates will solicit or knowingly assist any other person to make a "competing offer".

The Appian Voting Support Agreement may be terminated: (i) upon mutual written agreement between the parties; (ii) upon a Change in Recommendation; (iii) at the time that the Arrangement becomes effective; (iv) by notice in writing by Appian to Fortuna, if, without Appian's prior written consent, the Arrangement Agreement is amended in a manner that (A) decreases the amount, or changes the form, of Consideration set out in the Arrangement Agreement; or (B) is materially adverse to Appian; (v) by notice in writing by Appian to Fortuna if there is a competing offer to acquire all of the Roxgold Shares that delivers consideration per Roxgold Share with a greater value (as determined by Appian) than the Arrangement Agreement; (vi) upon the termination of the Arrangement Agreement in accordance with its terms; (vii) if Appian does not fulfill its obligations in (i) in the paragraph immediately above; and (viii) at the Outside Date, unless extended by Fortuna and Roxgold in accordance with the Arrangement Agreement and Appian has agreed in writing to such extension.

A copy of the Appian Voting Support Agreement is available under Fortuna's SEDAR profile at www.sedar.com.

MANAGEMENT INFORMATION CIRCULAR	Page 56

Risk Factors

Risk Factors Relating to the Arrangement

Fortuna Shareholders voting in favour of the Share Issuance Resolution will be choosing to endorse the proposed acquisition of Roxgold by Fortuna. In addition to the risk factors present in each of Fortuna's and Roxgold's businesses, described under the heading "Risk Factors" in the Fortuna AIF and Roxgold AIF, which are incorporated by reference herein, Fortuna Shareholders should carefully consider the following risk factors specifically associated with the Arrangement in evaluating whether to approve the Share Issuance Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein and documents filed by Fortuna and Roxgold pursuant to applicable laws from time to time.

Arrangement may not be completed

Each of Fortuna and Roxgold has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement, or at all.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside of the control of Fortuna or Roxgold. Among other things, the Arrangement is conditional upon the approval of the Arrangement Resolution by Roxgold Shareholders, approval of the Share Issuance Resolution by Fortuna Shareholders, TSX and NYSE approval and Court approval. There can be no assurance that any or all such approvals will be obtained, or that Fortuna will be able to satisfy the requirements under section 611(c) of the TSX Company Manual. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any approvals could have an adverse effect on the business, financial condition or results of operations of Roxgold, Fortuna or Post-Arrangement Fortuna.

Arrangement Agreement may be terminated

Each of Fortuna and Roxgold has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Fortuna provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For instance, either Fortuna or Roxgold has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the other Party. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Fortuna or Roxgold could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Fortuna may be subject to a number of material risks relating to the Arrangement not being completed, including the following:

(a)	certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by Fortuna even if the Arrangement is not completed;

(b)	if the Arrangement is not completed, the market price of Fortuna Shares may be adversely affected; and

(c)	Fortuna may be required to pay the Termination Fee in certain circumstances or expense reimbursement of $3 million in certain other circumstances.

Restrictions on Fortuna prior to closing

The Arrangement Agreement restricts Fortuna from taking specified actions until the Arrangement is completed, without the consent of Roxgold. These restrictions may prevent Fortuna from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Page 57

Fixed share consideration

The Exchange Ratio for the Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Fortuna Shares or Roxgold Shares. The market price of Fortuna Shares or Roxgold Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Fortuna's and Roxgold's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions, and broad market fluctuations.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Fortuna Shares that Roxgold Shareholders may receive on the Effective Date. There can also be no assurance that the trading price of the Fortuna Shares will not decline following the completion of the Arrangement.

Risks related to Roxgold's business

While Fortuna has completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on Roxgold, certain risks may materialize, may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Fortuna and the combined assets of Fortuna and Roxgold following the Arrangement and may have a negative impact on the value of the Fortuna Shares.

Arrangement may be delayed or not completed due to health epidemics and other outbreaks

The continued and prolonged effects of the recent global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have ordered or may order, the mandatory closure of all non-essential workplaces, which may disrupt the ability of Fortuna and Roxgold to close the Arrangement in the timing contemplated. As a result, the effects of COVID-19 may cause delays in Fortuna and Roxgold's ability to convene and conduct the Meeting and the Roxgold Meeting, respectively, as scheduled. The effects of COVID-19 may also impact the ability of Fortuna and Roxgold to obtain necessary third party approvals in connection with the Arrangement, including the approval of the Court and the approval of the TSX and NYSE.

The full extent of the impact of COVID-19 on the contemplated timing and completion of the Arrangement and on the respective operations of Fortuna and Roxgold will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak.

Fortuna may become liable to pay the Termination Fee or expense reimbursement

If the Arrangement Agreement is terminated under certain circumstances, Fortuna may be required to pay the Termination Fee to Roxgold. The Termination Fee may discourage third parties from attempting to propose a significant business transaction with Fortuna, even if a different transaction could provide better value than the Arrangement to Fortuna Shareholders. Moreover, if Fortuna is required to pay the Termination Fee under the Arrangement Agreement and Fortuna does not enter into or complete an alternative transaction, the financial condition of Fortuna may be materially adversely affected. In addition, if the Arrangement Agreement is terminated in certain circumstances where the Fortuna Shareholders have not approved the Share Issuance Resolution, Fortuna will be obligated to reimburse Roxgold in respect of the reasonable and documented expenses Roxgold has actually incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of $3 million.

Dissent Rights

Roxgold Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Roxgold Shares in cash. Fortuna's obligation to complete the Arrangement is conditional upon Dissent Rights not being exercised by Roxgold Shareholders holding more than 5% of the issued and outstanding Roxgold Shares. Accordingly, the Arrangement may not be completed if Roxgold Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Roxgold Shares and Fortuna does not waive this condition to its obligation to complete the Arrangement. If Dissent Rights are exercised in respect of a significant number of Roxgold Shares, a substantial cash payment may be required to be made to such Roxgold Shareholders, which could have an adverse effect on Post-Arrangement Fortuna's financial condition and cash resources.

MANAGEMENT INFORMATION CIRCULAR	Page 58

Risk Factors Relating to Post-Arrangement Fortuna

Possible failure to realize anticipated benefits of the Arrangement

Fortuna and Roxgold are proposing to complete the Arrangement for a variety of reasons, including to strengthen the position of each entity in the mining industry and to combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading "Background to the Arrangement and Recommendations – Reasons for the Arrangement". Achieving the anticipated benefits of the Arrangement depends in part on the ability of Fortuna to effectively fund and develop Post-Arrangement Fortuna's key projects, to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and anticipated capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Post-Arrangement Fortuna to achieve the anticipated benefits of the Arrangement.

Risks related to the integration of Fortuna and Roxgold

Post-Arrangement Fortuna's ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Post-Arrangement Fortuna's ability to realize the anticipated growth opportunities and synergies from integrating Roxgold's business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to Post-Arrangement Fortuna, and from operational matters during this process.

In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of Fortuna and Roxgold. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Arrangement. The integration process is in the planning phase, and although most operational and strategic decisions have yet to be made, key decisions with respect to selected senior staffing positions and organization structure are progressing. These decisions and the integration of Fortuna and Roxgold will present challenges to management, including the integration of systems and personnel of the two geographically-separated companies, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of Post-Arrangement Fortuna's operations could be adversely affected if it cannot retain key employees to assist in the integration and operation of Fortuna and Roxgold.

Any inability of management to successfully integrate the operations could have a Material Adverse Effect on the business, financial condition and results of operations of Post-Arrangement Fortuna.

Additionally, Post-Arrangement Fortuna will face the same risks that each of Fortuna and Roxgold currently face, in addition to other risks.

Mineral resources may not be realizable

The mineral reserves and mineral resources in respect of the properties in which Fortuna and Roxgold hold interests are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Actual mineral reserves may not conform to geological or other expectations, and the volume and grade of production may be below the estimated levels.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the control of Fortuna and Roxgold. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold and silver, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold and silver, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

MANAGEMENT INFORMATION CIRCULAR	Page 59

Market price of mineral commodities

The profitability of Post-Arrangement Fortuna's operations will be dependent upon the market price of mineral commodities. Mineral prices, including the price of gold and silver, fluctuate widely and are affected by numerous factors beyond the control of Post-Arrangement Fortuna. One such factor is COVID-19, which has caused significant fluctuations of the market price and volatility of commodities. The level of interest rates, the rate of inflation, the world supply and liquidity of mineral commodities and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of mineral commodities, including the price of gold and silver, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a Material Adverse Effect on Post-Arrangement Fortuna's business, financial condition and results of operations.

Risks of operating in West Africa and Latin America

Roxgold's operations in West Africa and Fortuna's operations in Latin America may expose Post-Arrangement Fortuna to uncertain social, political or economic conditions and other risks. Roxgold is subject to risks associated with operating in West Africa with its Yaramoko Mine Complex in Burkina Faso and the Séguéla Gold Project in Côte d'Ivoire. Fortuna is subject to risks associated with operating in Latin America with its Caylloma Mine in Peru, its San Jose Mine in Mexico and its Lindero Mine in Argentina. The Arrangement may give rise to certain actions being taken by foreign Governmental Entities or other counterparties, whereby such Governmental Entities or other counterparties could assert rights of expropriation, renegotiation or nullification of existing concessions, contracts and pricing benchmarks, challenges to title to properties or mineral rights, or delays renewing licenses and permits. Such Governmental Entities or other counterparties may also impose onerous fiscal policy, onerous regulation, changes in law or policy governing existing operations, financial constraints and unreasonable taxation. In Argentina, Post-Arrangement Fortuna may be subject to foreign exchange and monetary controls that restrict Post-Arrangement Fortuna from cost-effectively repatriating proceeds of its doré sales in the future. There is also a risk that foreign public officials will act unreasonably towards Post-Arrangement Fortuna. There can be no assurance that these foreign Governmental Entities or other counterparties will not take the steps noted above in respect of Roxgold's or Fortuna's current operations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. The occurrence of any such events in respect of Roxgold's or Fortuna's current operations in such foreign nations could adversely affect Post-Arrangement Fortuna's business and results of operations and the ability of Post-Arrangement Fortuna to achieve the anticipated benefits of the Arrangement.

Adverse effects on Fortuna Shares

On completion of the Arrangement, a significant number of additional Fortuna Shares will be issued and available for trading in the public market. The increase in the number of Fortuna Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as "market overhang"), either of which may adversely affect the market for, and the market price of, the Fortuna Shares.

Immediately following the completion of the Arrangement, former Roxgold Shareholders are expected to own approximately 36.4% of the Fortuna Shares on an undiluted basis, based on the number of Fortuna Shares and Roxgold Shares outstanding as of the date of this Circular and assuming that: (i) there are no Dissenting Shareholders; and (ii) prior to the Effective Date (a) no Fortuna Shares are issued pursuant to any outstanding Fortuna Options or other entitlements or rights to acquire Fortuna Shares; and (b) no Roxgold Shares are issued pursuant to any outstanding Roxgold Incentive Awards or other entitlements or rights to acquire Roxgold Shares.

Following completion of the Arrangement, former Roxgold Shareholders (other than any Dissenting Shareholders) will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Fortuna's articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Roxgold Shareholders of which Fortuna is aware as to voting, if they voted in concert, then they would exert significant influence over Post-Arrangement Fortuna.

MANAGEMENT INFORMATION CIRCULAR	Page 60

Pro forma financial statements

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Post-Arrangement Fortuna for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the respective historical financial statements of Fortuna and Roxgold, and certain adjustments and assumptions made as of the dates indicated therein may not be relevant in regards to Fortuna following the Arrangement and other adjustments and assumptions have been made to give effect to the Arrangement and the other respective relevant transactions which may not, with the passage of time, turn out to be relevant or correct. The information upon which these adjustments and assumptions have been made is preliminary, and adjustments and assumptions of this nature require the exercise of judgement and are difficult to make with complete accuracy. See "General Matters – Forward-Looking Statements".

Health epidemics and other outbreaks of communicable diseases

A pandemic virus outbreak, such as COVID-19, could lead to disruptions in many aspects of Post-Arrangement Fortuna's business operations resulting from government policies restricting mobility, assembly, or contact to, employees and suppliers across the global supply chain. Such policies may include the closures of mines and processing facilities, warehouses and logistics supply chains. A pandemic virus outbreak could also lead to disruptions in business operations resulting from travel restrictions and the financial and social extent of the virus and policy responses to the virus.

Post-Arrangement Fortuna's business could be adversely impacted by the effects of COVID-19 or other epidemics. The extent to which COVID-19 impacts Post-Arrangement Fortuna's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact Fortuna's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to drill programs and/or the timing to process drill, and other factors that will depend on future developments beyond Fortuna's control, which may have a material and adverse effect on its business, financial condition and results of operations.

There can be no assurance that Fortuna's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, the inability of Governmental Entities to control the spread and impact of the COVID-19 pandemic could result in a significant worsening of the current global health crisis, which could further adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and Post-Arrangement Fortuna's future prospects. See "Risk Factors – Delays due to health epidemics and other outbreaks".

Credit ratings will be subject to ongoing evaluation

The terms of Post-Arrangement Fortuna's debt financing following the Arrangement will, in part, be dependent on the credit ratings assigned to its securities by independent credit rating agencies. Fortuna's credit ratings upon completion of the Arrangement will reflect each rating organization's opinion of Post-Arrangement Fortuna's financial strength, operating performance and ability to meet the obligations associated with its securities. The credit rating of Post-Arrangement Fortuna will be subject to ongoing evaluation by credit rating agencies, and there can be no assurance that such ratings will be maintained in the future. Downgrades in Fortuna's ratings could adversely affect Post-Arrangement Fortuna's business, cash flows, financial condition, operating results and share and debt prices.

Post-Arrangement Fortuna may not realize the benefits of its growth projects

As part of its strategy, Post-Arrangement Fortuna will continue its efforts to develop new mineral projects. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

MANAGEMENT INFORMATION CIRCULAR	Page 61

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results of Post-Arrangement Fortuna's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, Post-Arrangement Fortuna's business, results of operations, financial condition and liquidity could be adversely impacted.

Future transactions and issuances

In the ordinary course of business, Fortuna regularly considers and evaluates strategic opportunities including additional acquisitions or investments. Post-Arrangement Fortuna may enter into additional strategic transactions, which may require the issuance of additional equity securities. Any such strategic transaction could be material to Post-Arrangement Fortuna's business, including by, among other things, exposing Post-Arrangement Fortuna to new geographic, political, operating, financial, geological and other risks, and could result in a material increase in the number of the outstanding Fortuna Shares or the aggregate amount of outstanding debt, which may adversely affect Post-Arrangement Fortuna's share price.

Information Concerning Fortuna

Fortuna is a Canadian precious metals mining company engaged in the mining of silver, gold and base metals and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma Mine in southern Peru, the San Jose Mine in southern Mexico and the Lindero Mine in northern Argentina. See Schedule "E" for additional information regarding Fortuna.

Information Concerning RoxGold

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Gold Mine located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d'Ivoire. See Schedule "F" for additional information regarding Roxgold.

Information Concerning Post-Arrangement Fortuna

As a result of the Arrangement, Roxgold will become a wholly-owned subsidiary of Fortuna. For further information concerning the business and operations of Post-Arrangement Fortuna, see Schedule "G". See Schedule "H" for selected pro forma financial information for Post-Arrangement Fortuna as at and for the three months ended March 31, 2021 and for the year end December 31, 2020.

MANAGEMENT INFORMATION CIRCULAR	Page 62

OTHER MATTERS TO BE ACTED UPON

To the knowledge of the Fortuna Board, the only other matters to be brought before the Meeting, in addition to the Share Issuance Resolution, are those matters set forth in the Notice of Meeting, as set forth below in more detail.

Financial Statements

At the Meeting, Fortuna Shareholders will receive and consider the Company's Annual Financial Statements, together with the auditors' report thereon. No formal action will, or is required to, be taken in respect of the Annual Financial Statements at the Meeting. The Company's Annual Financial Statements are also available on SEDAR under the Company's profile at www.sedar.com.

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP were appointed as auditors of the Company. Management of the Company proposes that KPMG LLP be appointed as auditors of the Company for the ensuing year, and that the directors of the Company be authorized to fix their remuneration.

Recommendation: Management of the Company recommends that Fortuna Shareholders VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will be VOTED FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration

Election of Directors

The Fortuna Board presently consists of six directors and shareholders will be asked at the Meeting to determine the number of directors to be elected to be six, and to elect six directors. The term of office for all of the current directors will expire on the date of the Meeting. The following persons (each a "Director Nominee") will be presented for election at the Meeting as management's nominees:

• Jorge A. Ganoza Durant • David Laing • Mario Szotlender • David Farrell • Alfredo Sillau • Kylie Dickson

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by Fortuna Shareholders in 2018, any additional director nominations by a Fortuna Shareholder must be received by the Company by May 15, 2021 and must be in compliance with the Advance Notice Policy. As at the date of this Circular, the Company has not received any additional director nominations.

A copy of the Advance Notice Policy is available for viewing on the Company's website and on SEDAR at www.sedar.com.

Management does not contemplate that any of the Director Nominees will be unable to serve as a director. Each director elected at the Meeting will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles of the Company, or with the provisions of the BCBCA.

Recommendation: Management of the Company recommends that Fortuna Shareholders VOTE FOR the election of each of the Director Nominees

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will be VOTED FOR the election of each of the Director Nominees

MANAGEMENT INFORMATION CIRCULAR	Page 63

Information regarding the Director Nominees is set out below:

JORGE A. GANOZA DURANT – Director, President and Chief Executive Officer

Jorge A. Ganoza Durant is a geological engineer with over 25 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence:	Lima, Peru	Principal Occupation:		Areas of Expertise:
Age:	51	President and CEO of the Company		Strategy and Leadership
Independent:	No			Operations and Exploration
Director since:	December 2, 2004	Equity Ownership:		Corporate Governance
2020 vote results:	98.1% in favour	Shares:	1,533,899	Metals and Mining
		Options:	450,987	Health and Safety, Environment and
2020 Meeting Attendance:		PSUs/RSUs*	1,462,639	Sustainability
Board:	12 of 12	*(cash- and share-settled)		Finance
Overall:	100%			Human Resources
		Mr. Ganoza meets the Company's minimum equity		Financial Literacy
		ownership requirements. As at May 14, 2021, the value of Mr. Ganoza's common shares, not including options, PSUs and RSUs, was C$11,734,327.		International Business Spanish Language

Other Public Boards:
Nil

DAVID LAING – Director; Chair of the Board, Member of CG&N and Compensation Committees and Chair of Sustainability Committee

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors (mining) from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these recent roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence:	BC, Canada	Principal Occupation:		Areas of Expertise:
Age:	65	Mining Engineer; Independent Mining Consultant		Strategy and Leadership
Independent:	Yes			Operations and Exploration
Director since:	September 26,	Equity Ownership:		Corporate Governance
	2016	Shares:	10,000	Metals and Mining
2020 vote results:	97.9% in favour	DSUs:*	96,649	Health and Safety, Environment and
		*(cash-settled)		Sustainability
2020 Meeting Attendance:				Finance
Board:	12 of 12	Mr. Laing meets the Company's minimum equity		Human Resources
Committees:	6 of 6	ownership requirements. As at May 14,		Financial Literacy
Independent Directors:	12 of 12	2021, the value of Mr. Laing's securities was C$815,865.		International Business
Overall:	100%			Spanish Language

Other Public Boards:
Amarillo Gold Corporation (TSX Venture Exchange)
Blackrock Silver Corp. (TSX Venture Exchange)
Northern Dynasty Minerals Ltd. (TSX and NYSE)

MANAGEMENT INFORMATION CIRCULAR	Page 64

MARIO SZOTLENDER – Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence:	Caracas, Venezuela	Principal Occupation:		Areas of Expertise:
Age:	59	Independent Consultant and Director of public		Strategy and Leadership
Independent:	No	resource companies		Operations and Exploration
Director since:	June 16, 2008			Corporate Governance
2020 vote results:	96.2% in favour	Equity Ownership:		Metals and Mining
		Shares:	171,700	Health and Safety, Environment and
		DSUs:*	286,861	Sustainability
2020 Meeting Attendance:		*(cash-settled)		Finance
Board:	12 of 12			Human Resources
Committees:	2 of 2	Mr. Szotlender meets the Company's minimum equity		Financial Literacy
Overall:	100%	ownership requirements. As at May 14, 2021, the		International Business
		value of Mr. Szotlender's securities was C$3,507,992		Spanish Language

Other Public Boards:
Atico Mining Corp. (TSX Venture Exchange)
Endeavour Silver Corp. (TSX and NYSE)
Radius Gold Inc. (TSX Venture Exchange)

DAVID FARRELL – Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is President of Davisa Consulting, a private consulting firm working with global mining companies. He has over twenty years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence:	BC, Canada	Principal Occupation:		Areas of Expertise:
Age:	52	President of Davisa Consulting (private consulting)		Strategy and Leadership
Independent:	Yes			Corporate Governance
Director since:	July 15, 2013	Equity Ownership:		Metals and Mining
2020 vote results:	95.2% in favour	Shares:	15,000	Finance
		DSUs:*	251,028	Human Resources
2020 Meeting Attendance:		*(cash-settled)		Financial Literacy
Board:	12 of 12			International Business
Committees:	9 of 9	Mr. Farrell meets the Company's minimum equity
Independent Directors:	12 of 12	ownership requirements. As at May 14, 2021, the
Overall:	100%	value of Mr. Farrell's securities was C$2,035,114.

Other Public Boards:
Northern Vertex Mining Corp. (TSX Venture Exchange)
Luminex Resources Corp. (TSX Venture Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page 65

ALFREDO SILLAU – Director; Member of Audit, Compensation and Sustainability Committees

Alfredo Sillau is a graduate of Harvard Business School and is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence:	Lima, Peru	Principal Occupation:		Areas of Expertise:
Age:	54	Managing Partner, CEO and Director		Strategy and Leadership
Independent:	Yes	of Faro Capital (investment management)		Corporate Governance
Director since:	November 29,			Metals and Mining
	2016	Equity Ownership:		Finance
2020 vote results:	97.9% in favour	Shares:	16,502	Human Resources
		DSUs:*	86,285	Financial Literacy
2020 Meeting Attendance:		*(cash-settled)		International Business
Board:	12 of 12			Spanish Language
Committees:	10 of 10	Mr. Sillau meets the Company's minimum equity
Independent Directors:	12 of 12	ownership requirements. As at May 14, 2021, the
Overall:	100%	value of Mr. Sillau's securities was C$786,321.

Other Public Boards:
Nil

KYLIE DICKSON – Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 14 years' experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. Until March 2020, she was Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence:	BC, Canada	Principal Occupation:		Areas of Expertise:
Age:	41	Corporate Director of public resource companies		Strategy and Leadership
Independent:	Yes	and financial consultant.		Operations and Exploration
Director since:	August 16, 2017			Corporate Governance
2020 vote results:	97.8% in favour	Equity Ownership:		Metals and Mining
		Shares:	3,500	Finance
2020 Meeting Attendance:		DSUs:*	77,720	Human Resources
Board:	12 of 12	*(cash-settled)		Financial Literacy
Committees:	6 of 6			International Business
Independent Directors:	12 of 12	Ms. Dickson meets the Company's minimum
Overall:	100%	equity ownership requirements. As at May 14, 2021,
		the value of Ms. Dickson's securities was C$621,333.

Other Public Boards:
Star Royalties Ltd. (TSX Venture Exchange)
Hillcrest Energy Technologies Ltd. (Canadian Securities Exchange)

In addition, Fortuna anticipates appointing Kate Harcourt, a current director of Roxgold, to the Fortuna Board upon completion of the Arrangement, which is permitted under Fortuna's articles, whereby Fortuna may appoint up to one-third of the Fortuna Board as new directors between annual general meetings. Ms. Harcourt has indicated her willingness to be appointed as a director to the Fortuna Board at such time. See "Executive Officers and Directors of Post-Arrangement Fortuna – Directors" in Schedule "G" to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Page 66

Due to a review by the SEC of the Company's use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related management's discussion and analysis for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the "Annual Financial Documents"). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order ("MCTO") from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and is current on all filing obligations. Each of the Director Nominees was a director of the Company at the time the MCTO was issued except for Ms. Dickson.

On May 1, 2017, the Company reported that the SEC had verbally communicated it would accept the Company's use of inferred resources for the calculation of depletion expense, provided that the Company include additional disclosure regarding these calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related management's discussion and analysis for the three months ended March 31, 2017 and 2016 (together, the "Interim Financial Documents"). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Majority Voting Policy

The Fortuna Board has adopted a policy (the "Majority Voting Policy") for the election of directors in uncontested elections. Under this policy, if a director nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chair of the Fortuna Board. The CG&N Committee will consider the resignation and recommend to the Fortuna Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the CG&N Committee or the Fortuna Board. In its deliberations, the CG&N Committee will consider the following: the effect such resignation may have on the Company's ability to comply with any applicable corporate or Securities Laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast "withheld" votes for the director, the qualifications of the director, whether the director's resignation from the Fortuna Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee's mandate; and any other exceptional factors that the CG&N Committee considers relevant.

The Fortuna Board will review the recommendation of the CG&N Committee and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the TSX and issue a news release disclosing the Fortuna Board's decision (and, if applicable, the reasons for rejecting the resignation). If the Fortuna Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Fortuna Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Fortuna Board.

A copy of the Majority Voting Policy is available for viewing on the Company's website.

Compensation & Corporate Governance

See Schedule "I" to this Circular for information regarding the Company's compensation strategy, its executive compensation philosophy and the objectives of the Company's compensation structures. For additional information on the Director Nominees and the Company's corporate governance practices, see Schedule "J" to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Page 67

OTHER INFORMATION

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Fortuna AIF includes a description of the Company's Audit Committee, its composition, fees paid to external auditors and related matters under the heading "Audit Committee". A copy of the Audit Committee charter setting out the committee's mandate and responsibilities is attached as Schedule "A" to the Fortuna AIF. The Fortuna AIF is available for viewing on SEDAR under the Company's profile at www.sedar.com.

Summary of Incentive Plans

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2020:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))
Equity Compensation Plans Approved by Shareholders:
Options	1,054,570	$6.28	2,092,236
Share Units	2,372,536	$4.72	6,838,518
Equity Compensation Plans Not Approved by Shareholders:
	N/A	N/A	N/A
Total:	3,427,106	N/A	8,930,754

See "NEO Compensation – Medium- and Long-Term Incentives" in Schedule "I" to this Circular for information regarding the terms of the Company's incentive plan awards.

Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, to the knowledge of Fortuna, none of Fortuna's directors or executive officers since the beginning of the last financial year, the Director Nominees or their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Interest of Informed Persons

Other than as disclosed below and elsewhere in this Circular, Fortuna is not aware of any material interest, direct or indirect, of any informed person of Fortuna, any Director Nominee or any associate or affiliate of the foregoing, in any transaction or proposed transaction since the commencement of Fortuna's last completed financial year which has materially affected or would materially affect Fortuna or any of its subsidiaries.

To the knowledge of the directors and executive officers of Fortuna, 4,784,699 Fortuna Shares are issuable to insiders of Fortuna pursuant to the Arrangement (representing approximately 2.58% of the issued and outstanding Fortuna Shares as at the Record Date), of which: (i) 14,150 will be received by a current director of Fortuna (who is also a Director Nominee); and (ii) 4,770,549 will be received by Van Eck, on behalf of the mutual fund and client accounts managed by it.

As at the date of this Circular, the aforementioned director of Fortuna holds 10,000 Fortuna Shares and 50,000 Roxgold Shares, representing less than 0.1% of the issued and outstanding Fortuna Shares and Roxgold Shares, respectively. Upon completion of the Arrangement, it is anticipated that the director will hold approximately 24,150 Fortuna Shares, representing less than 0.01% of Post-Arrangement Fortuna, assuming no Fortuna Shares are issued in settlement of Roxgold Incentive Awards and that there are no Dissenting Shareholders.

MANAGEMENT INFORMATION CIRCULAR	Page 68

Based upon public filings, as at December 31, 2020 Van Eck holds, each within mutual funds and other client accounts managed by it, 21,214,218 Fortuna Shares, representing 11.4% of the issued and outstanding Fortuna Shares, and 16,857,066 Roxgold Shares as at April 30, 2021, representing 4.5% of the issued and outstanding Roxgold Shares.

Upon completion of the Arrangement, it is anticipated that Van Eck will hold approximately 25,984,767 Fortuna Shares, representing approximately 8.91% of Post-Arrangement Fortuna, assuming no Fortuna Shares are issued in settlement of Roxgold Incentive Awards and that there are no Dissenting Shareholders, and, accordingly, will no longer be an insider of Post-Arrangement Fortuna.

Indebtedness of Directors and Executive Officers

As of the Record Date, there was no outstanding indebtedness of current and former directors or executive officers of Fortuna and its subsidiaries, whether entered into in connection with the purchase of securities of the Company or otherwise.

Legal Matters

Certain legal matters in connection with the Arrangement will be passed upon by Blakes. In addition, certain legal matters In connection with the Arrangement will be passed upon for Roxgold by Davies and McMillan LLP.

As of May 25, 2021, the partners and associates of each of Blakes, Davies and McMillan LLP, as a group, beneficially own or exercise control or direction over, directly or indirectly, less than 1% of the issued and outstanding Fortuna Shares or shares of any of Fortuna's associates or affiliates.

Interests of Experts

Experts of Fortuna

The Annual Financial Statements incorporated by reference in this Circular have been audited by KPMG LLP, as set forth in their report of independent registered public accounting firm thereon, and incorporated herein by reference. KPMG LLP is independent of Fortuna within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and are independent accountants with respect to Fortuna under all relevant U.S. professional and regulatory standards.

Certain of the scientific and technical information relating to the Fortuna Properties in this Circular and the documents incorporated by reference herein have been derived from the Fortuna Technical Reports, as follows:

•	the San Jose Technical Report prepared by Eric Chapman, P.Geo, Vice President of Technical Services of Fortuna and Amri Sinuhaji, P.Eng, Director of Technical Services, Mine Planning of Fortuna;

•	the Caylloma Technical Report prepared by Eric Chapman, P.Geo, Vice President of Technical Services of Fortuna and Amri Sinuhaji, P.Eng, Director of Technical Services, Mine Planning of Fortuna; and

•	the Lindero Technical Report prepared by Eric Chapman, P.Geo, Vice President of Technical Services of Fortuna, Edwin Gutierrez, SME Registered Member, Geoff Allard, PE and Denys Parra Murrugarra, SME Registered Member.

Each of the persons listed above is a "qualified person" under NI 43-101 and has prepared or supervised the preparation of the indicated Fortuna Technical Report(s). As at the date hereof, the aforementioned qualified persons beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company. Mr. Chapman is currently an employee and officer of the Company, but is not currently expected to be elected, appointed or employed as a director of the Company or of an associate or affiliate of the Company. Mr. Sinuhaji is an employee of the Company, but is not currently expected to be elected, appointed or employed as a director or officer of the Company or of an associate or affiliate of the Company.

Experts of Roxgold

The audited consolidated financial statements of Roxgold as at December 31, 2020 and 2019, incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, a Partnership of Chartered Professional Accountants, as set forth in their report thereon, included therein and incorporated herein by reference. PricewaterhouseCoopers LLP has advised that it is independent with respect to Roxgold within the meaning of the Code of ethics of chartered professional accountants (Québec).

MANAGEMENT INFORMATION CIRCULAR	Page 69

Certain of the scientific and technical information relating to the Roxgold Properties in this Circular and the documents incorporated by reference herein have been derived from the Roxgold Technical Reports, as follows:

•	the Séguéla Technical Report prepared by Paul Criddle, FAusIMM, Chief Operating Officer of Roxgold Inc., Hans Andersen, MAIF, Senior Resource Geologist of Roxgold Inc., Paul Weedon, MAIG, Vice President – Exploration of Roxgold Inc., Dave Morgan, AIMM, CPEng, Managing Director of Knight Piésold Pty. Ltd., Geoff Bailey, FIEAust, CPEng, NPER-3, REPQ, Principal Consultant of ECG Engineering Pty. Ltd., Shane Mcleay, FAusIMM, Principal Mining Engineer of Entech Pty Ltd and Niel Morrison, Peng, Manager of Process of Lycopodium Minerals Canada Ltd.; and

•	the Yaramoko Technical Report prepared by Sebastien Bernier, PGeo, Principal Consultant (Resource Geology) at SRK Consulting (Canada) Inc. and Benny Zhang, PEng, Principal Consultant (Mining) at SRK Consulting (Canada) Inc., with the participation of Paul Criddle, FAusIMM, Chief Operating Officer of Roxgold Inc., Yan Bourassa, PGeo, VP Geology of Roxgold Inc., Craig Richards, PEng, Principal Mining Engineer at Roxgold Inc., and reviewed by Glen Cole, PGeo, Principal Consultant (Resource Geology) at SRK Consulting Canada Inc., with the contributions of Ken Reipas, PEng, Ryan Hairsine and Caitlyn Adams, GIT as "contributing authors".

To Roxgold's knowledge, each of the persons listed above, other than the contributing authors, is a "qualified person" under NI 43-101 and has prepared or supervised the preparation of the indicated Roxgold Technical Report(s). To Roxgold's knowledge, as at the date hereof, the qualified persons specified above who participated in the preparation of such reports each beneficially own, directly or indirectly, less than 1% of any class of shares of Roxgold.

Additional Information

Additional information relating to Fortuna is available for viewing on SEDAR under the Company's profile at www.sedar.com. Financial information relating to Fortuna is provided in the Annual Financial Statements and accompanying Annual Fortuna MD&A, and the Fortuna AIF. Copies of these documents may be obtained by contacting Fortuna, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge A. Ganoza Durant

President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	Page 70

Schedule "A"

Form of Share Issuance Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Fortuna Silver Mines Inc. ("Fortuna") is hereby authorized to issue up to 110,128,963 common shares in the capital of Fortuna (the "Fortuna Shares") to allow Fortuna to acquire 100% of the issued and outstanding shares of Roxgold Inc. (the "Company") pursuant to a plan of arrangement (the "Plan of Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") in accordance with the arrangement agreement between Fortuna and the Company dated April 26, 2021 (as it may be, or may have been, supplemented, modified or amended, the "Arrangement Agreement"), all of which is more particularly described and set forth in Fortuna's management information circular dated May 26, 2021.

2.	Notwithstanding that this resolution has been passed by the holders of common shares of Fortuna (the "Shareholders"), the directors of Fortuna are hereby authorized and empowered, at any time prior to the effective time of the Arrangement and without any further notice to or approval from the Shareholders, to elect not to proceed with the Arrangement or to revoke and not give effect to this resolution.

3.	Any one officer or director of Fortuna is hereby authorized, for and on behalf of and in the name of Fortuna, to execute and deliver, under corporate seal or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts they consider necessary, desirable or useful for the purpose of giving effect to these resolutions.

MANAGEMENT INFORMATION CIRCULAR	Form of Share Issuance Resolution | Page A-1

Schedule "B"

Plan of Arrangement

Plan of Arrangement under Section 288 of the
Business Corporations Act (British Columbia)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

"2018 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board dated effective January 25, 2018, and September 3, 2018, respectively;

"2019 PSU" means those Company PSUs granted pursuant to resolutions of the Company Board dated effective February 12, 2019;

"2019 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board dated effective February 12, 2019;

"2020 PSU" means those Company PSUs granted pursuant to resolutions of the Company Board dated effective January 23, 2020;

"2020 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board effective January 23, 2020;

"2021 PSU" means those Company PSUs granted pursuant to resolutions of the Company Board dated effective December 23, 2020;

"2021 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board dated effective December 23, 2020;

"5-Day VWAP" means the volume weighted average trading price for a share for the five trading days of such shares on the TSX ending on the date three Business Days prior to the Effective Date;

"Acquiror" means Fortuna Silver Mines Inc., a corporation governed by the laws of British Columbia;

"Acquiror Shares" means the common shares of Acquiror as currently constituted;

"affiliate" shall have the meaning ascribed thereto in the Securities Act (British Columbia);

"Amalgamation" has the meaning ascribed thereto in Section 3.1(h);

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and Acquiror, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated April 26, 2021 between Acquiror and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Company Shareholders, and if applicable, the Company Securityholders voting together as a single class, approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-1

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Cash Equivalent" means, with respect to an Acquiror Share, an amount in cash equal to the volume weighted average trading price for the Acquiror Shares for the five trading days of such shares on the TSX ending on the date three Business Days prior to the relevant payment date, multiplied by the Exchange Ratio;

"Closing Cash/Share Payment" means an amount equal to the 5-Day VWAP for the Acquiror Shares, multiplied by the Exchange Ratio, with such amount being satisfied in cash; provided that if such amount exceeds $2.73, the amount of any such excess shall be satisfied by the Acquiror issuing that number of Acquiror Shares equal to such excess amount divided by the 5-Day VWAP;

"Company" means Roxgold Inc., a corporation governed by the laws of British Columbia;

"Company Deferred Share Unit Plan" means the deferred share unit plan of the Company for the non-employee directors of the Company dated effective October 4, 2012, as amended;

"Company DSUs" means the deferred share units granted pursuant to the Company Deferred Share Unit Plan;

"Company Incentive Awards" means, collectively, the Company Options, the Company DSUs, the Company PSUs and the Company RSUs;

"Company Meeting" means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

"Company Option In-The-Money Amount" in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Company Optionholder" means a holder of Company Options;

"Company PSU" means a performance share unit issued pursuant to the Company Restricted Share Unit Plan and includes, for greater certainty, all 2019 PSUs, 2020 PSUs and 2021 PSUs;

"Company Restricted Share Unit Plan" means the restricted share unit plan of the Company dated effective December 18, 2012, as amended;

"Company RSU" means a restricted share unit issued pursuant to the Company Restricted Share Unit Plan and includes, for greater certainty, all 2018 RSUs, 2019 RSUs, 2020 RSUs and 2021 RSUs;

"Company Securityholders" means, collectively, the Company Shareholders and the holders of the Company Incentive Awards;

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Company Stock Option Plan" means the stock option plan of the Company dated April 30, 2009, as amended and restated on March 5, 2020 and last adopted by the Company Shareholders on June 26, 2020, as amended;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.283 of a Fortuna Share and $0.001 in cash for each Company Share;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-2

"Consideration Shares" means the Acquiror Shares to be issued to the Company Shareholders as part of the Consideration pursuant to the Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1;

"Dissenting Shareholder" means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"DRS" shall have the meaning ascribed thereto in Section 3.2;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Eligible Holder" means a beneficial holder of Company Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act);

"Exchange Ratio" means 0.283 of an Acquiror Share for each Company Share;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Acquiror, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Acquiror Shares issuable as Consideration pursuant to the Arrangement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Acquiror, each acting reasonably;

"Letter of Transmittal" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"NewCo" has the meaning ascribed thereto in Section 3.1(h);

"Parties" means the Company and Acquiror and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

"Replacement Option" shall have the meaning ascribed thereto in Section 3.1(c);

"Replacement Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-3

"Section 85 Election" has the meaning ascribed thereto in Section 3.2(c);

"SubCo" means a corporation to be incorporated under the BCBCA as a wholly-owned subsidiary of Acquiror;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933 and the regulations thereunder; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986 and the regulations thereunder.

Unless indicated otherwise, terms used but not otherwise defined herein shall have the meanings specified in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number, Gender and persons

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement or the Plan of Arrangement by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Time References

References to time are to local time, Vancouver, British Columbia.

1.8	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-4

1.9	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Acquiror, the Company, SubCo, NewCo, the Company Securityholders and the Depositary.

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Article 3
ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to have any rights as a Company Shareholder other than the right to be paid the fair value for their Company Shares by the Company;

(b)	each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by Acquiror or any subsidiary of Acquiror) shall be deemed to be transferred to Acquiror and, in consideration therefor, Acquiror shall issue the Consideration for each Company Share, subject only to adjustment for fractional Acquiror Shares pursuant to Section 3.3(a);

(c)	notwithstanding the terms of the Company Stock Option Plan, each Company Option outstanding immediately prior to the Effective Time that has not been duly exercised (whether vested or unvested) shall be exchanged for an option (each a "Replacement Option") to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Replacement Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option for which it is exchanged, the number of Acquiror Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including vesting terms and the term to expiry, will be the same as the Company Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Company Stock Option Plan and the agreement evidencing the grant of such Company Option. For greater certainty, any Replacement Options that are held by a person who ceases to be a "Director", "Employee" or "Consultant" of the Company pursuant to the Company Stock Option Plan shall terminate on the earlier of (A) the date that is 90 days from the date the person ceases to be a "Director", "Employee" or "Consultant", or (B) the expiry date of the Replacement Option, in accordance with the terms of the Company Stock Option Plan. Any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-5

(d)	notwithstanding the terms of the Company Deferred Share Unit Plan, each Company DSU outstanding at the Effective Time (including, for certainty, any Company DSU that remains outstanding after the "Separation Date" in respect of any "Eligible Person" who has not yet filed a "Redemption Notice" in respect of such Company DSUs (in each case as such terms are defined in the Company Deferred Share Unit Plan)), whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company DSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a payment from the Company equal to the Closing Cash/Share Payment less any amounts withheld pursuant to Section 5.4;

provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share to any particular holder of Company DSUs, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares;

(e)	notwithstanding the terms of the Company Restricted Share Unit Plan:

(i)	each Company RSU outstanding at the Effective Time held by Non-Continuing Executives and each 2021 RSU held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company RSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a payment from the Company equal to the Closing Cash/Share Payment less any amounts withheld pursuant to Section 5.4;

(ii)	each Company RSU outstanding at the Effective Time other than those held by Non-Continuing Executives and 2021 RSUs held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall continue to be subject to the terms and conditions of the Company Restricted Share Unit Plan; provided that:

(A)	each such 2020 RSU shall continue to vest and be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror's election, instead of one Company Share;

(B)	each such 2019 RSU shall continue to vest and shall be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror's election, instead of one Company Share;

(C)	each such 2018 RSU shall continue to vest and shall be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror's election, instead of one Company Share;

(iii)	each Company PSU outstanding at the Effective Time held by Non-Continuing Executives and each 2021 PSU held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company PSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a payment from the Company equal to twice the Closing Cash/Share Payment less any amounts withheld pursuant to Section 5.4;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-6

(iv)	each Company PSU outstanding at the Effective Time other than those held by Non-Continuing Executives and 2021 PSUs held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall continue to be subject to the terms and conditions of the Company Restricted Share Unit Plan; provided that:

(A)	each such 2020 PSU shall continue to vest and be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that such 2020 PSU shall be settled on the basis of a Payout Factor of 200% and, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror's election, instead of one Company Share;

(B)	each such 2019 PSU shall continue to vest and be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, such 2019 PSU shall be settled on the basis of a Payout Factor of 200% and, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror's election, instead of one Company Share;

provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share to any particular holder of Company RSUs or Company PSUs, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares;

(f)	Acquiror will sell all the Company Shares acquired under Section 3.1(b) to SubCo in exchange for 10,000 common shares in the capital of SubCo in accordance with section 85 of the Tax Act, at an elected amount to be determined by Acquiror;

(g)	The stated capital of the Company Shares acquired under Section 3.1(b) shall be reduced to $1.00 without the repayment of capital in respect thereof;

(h)	SubCo and the Company will amalgamate with the same effect as if they were amalgamated under section 269 of the BCBCA (the "Amalgamation") and will continue as one company ("NewCo"), except that the legal existence of the Company will be deemed not to have ceased and the Company will be deemed to have survived the Amalgamation as NewCo, and for the avoidance of doubt, the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Without limiting the foregoing, with effect from the time of the Amalgamation:

(i)	the separate legal existence of SubCo will cease without SubCo being liquidated or wound-up and no disposition or transfer of title of the Company's assets will have occurred as a result of the Amalgamation, SubCo and the Company will continue as one company, and the property of SubCo and the Company immediately before the Amalgamation will become the property of NewCo;

(ii)	all rights of creditors or others will be unimpaired by the Amalgamation, all obligations of SubCo and the Company immediately before the Amalgamation, whether arising by contract or otherwise, may be enforced against NewCo to the same extent as if such obligations had been incurred or contracted by it, and all liabilities of SubCo and the Company immediately before the Amalgamation will become liabilities of NewCo;

(iii)	all rights, contracts, permits and interests of SubCo and the Company immediately before the Amalgamation will continue as rights, contracts, permits and interests of NewCo and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of SubCo and the Company under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding being prosecuted or pending by or against SubCo and the Company immediately before the Amalgamation may be prosecuted or its prosecution may be continued by or against NewCo;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, SubCo or the Company may be enforced by or against NewCo;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-7

(vii)	the Notice of Articles and Articles of the Company immediately before the Amalgamation, including, for greater certainty, all descriptions of share capital therein, will become the Notice of Articles and Articles of NewCo;

(viii)	the authorized share structure of the Company immediately before the Amalgamation will be the authorized share structure of NewCo;

(ix)	Acquiror will receive one common share in the capital of NewCo in exchange for each common share in the capital of SubCo held immediately prior to the Amalgamation and all of the issued and outstanding common shares of SubCo and the Company will be cancelled without any repayment of capital in respect thereof;

(x)	the name of NewCo will be determined by the Acquiror Board;

(xi)	the registered office and records office of NewCo will be the registered office of the Company;

(xii)	the stated capital of the common shares of NewCo will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of SubCo immediately prior to the amalgamation; and

(i)	the transfers, exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2	Effective Time Procedures

(a)	Following the receipt of the Final Order and at least one Business Day prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates or direct registration ("DRS") advice-statements representing the Acquiror Shares and the cash required to be paid to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

(b)	Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares and a cheque representing the cash to which they are entitled pursuant to Section 3.1.

(c)	An Eligible Holder whose Company Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date that is 90 days after the Effective Date. Neither the Company, Acquiror nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Acquiror or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Acquiror will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Acquiror in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's Company Shares to Acquiror.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-8

3.3	Acquiror Shares

(a)	No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share.

(b)	All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

Article 4
DISSENT RIGHTS

4.1	Dissent Rights

Registered Company Shareholders (other than Acquiror and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all liens, claims and encumbrances, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2	Recognition of Dissenting Holders

(a)	In no circumstances shall Acquiror, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	For greater certainty, in no case shall Acquiror, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Incentive Award (but only in respect of the Company Incentive Awards held by such holder); and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-9

Article 5
DELIVERY OF ACQUIROR SHARES

5.1	Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1(b), together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 3.1(b).

(b)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1.

5.2	Lost Certificates

If any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing the Consideration Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing the Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

5.4	Withholding Rights

Acquiror, the Company, SubCo and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Company Securityholder, such amounts as Acquiror, the Company, SubCo or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-10

5.5	Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror and any cash held by the Depositary in connection with such Consideration shall be returned to Acquiror, and the interest of the Former Company Shareholder in such Consideration shall be terminated as of such final proscription date.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	Acquiror and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing; (ii) agreed to in writing by Acquiror and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that Acquiror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Acquiror and the Company without the approval or communication to the Court or Company Securityholders, provided that it concerns a matter that, in the reasonable opinion of Acquiror and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Consideration and is not otherwise adverse to the economic interest of any Company Securityholder.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror, the Company, SubCo and NewCo will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Article 8
U.S. SECURITIES LAW MATTERS

8.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-11

Schedule "C"

Scotia Fairness Opinion

(See attached)

MANAGEMENT INFORMATION CIRCULAR	Scotia Fairness Opinion | Page C-1

Scotia Capital Inc.
Global Banking and Markets
Scotia Plaza
40 King Street West
64th Floor
Toronto, ON, M5H 3Y2

April 25, 2021

The Board of Directors

Fortuna Silver Mines Inc.

Suite 650, 200 Burrard Street

Vancouver, British Columbia

V6C 3L6

To the Board of Directors

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Fortuna Silver Mines Inc. (the “Company”) and Roxgold Inc. (“TargetCo”) propose to enter into an agreement to be dated April 26, 2021 (the “Arrangement Agreement”) pursuant to which, among other things, the Company will acquire all of the outstanding common shares of TargetCo (the “TargetCo Shares”) and pursuant to which each holder of TargetCo Shares will be entitled to receive, in exchange for each TargetCo Share held, 0.283 common shares of the Company (the “Company Shares”) plus C$0.001 in cash (collectively, the “Consideration”) by way of a court approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The terms and conditions of the Arrangement will be more fully described in a management information circular (the “Circular”) which will be mailed to the holders of Company Shares in connection with the Arrangement.

We have been retained to provide financial advice and assistance to the board of directors of the Company (the “Board of Directors”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Board of Directors as to whether the Consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on April 5, 2021. Scotia Capital was formally engaged by the Board of Directors pursuant to an engagement letter dated April 23, 2021 (the “Engagement Letter”). The terms of the Engagement Letter provide that Scotia Capital will receive a fixed fee for its services, including for the preparation and delivery of the Opinion. The fee payable to Scotia Capital pursuant to the Engagement Letter is not contingent upon the conclusions reached by Scotia Capital in the Opinion or on the completion of the Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company for certain liabilities that may arise under its engagement.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of The Bank of Nova Scotia (the “Bank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

MANAGEMENT PROXY CIRCULAR	Scotia Fairness Opinion | Page C-2

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, TargetCo, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acting as a lender to the Company in connection with its US$40 million non-revolving credit facility due January 2022; (ii) acting as a lender to the Company in connection with its US$110 million revolving credit facility due January 2022; (iii) acting as co-bookrunner to the Company in connection with its US$69 million offering of common shares in May 2020; (iv) acting as co-bookrunner to the Company in connection with its US$46 million offering of convertible debentures in October 2019; (v) providing other financial products and services for the Company including foreign exchange, interest rate derivatives, cash management, cash deposits, commodity derivatives, credit cards, working capital facilities and letters of credit; and (vi) providing certain financial products and services for TargetCo including cash management and cash deposits.

There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank, of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of the Bank, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and the Bank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated April 25, 2021;

2.	a draft execution copy of the voting support agreements between the Company and certain officers and directors of the Company;

3.	a draft execution copy of the voting support agreements between the Company and certain officers and directors of TargetCo;

4.	a draft of the voting support agreements dated April 22, 2021 between the Company and certain shareholders of TargetCo;

MANAGEMENT PROXY CIRCULAR	Scotia Fairness Opinion | Page C-3

5.	audited annual financial statements of the Company and TargetCo and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2020 and 2019;

6.	unaudited interim financial statements of the Company and TargetCo and management’s discussion and analysis related thereto for the three and nine month periods ended September 30, 2020;

7.	the notices of annual meeting of the shareholders and the management information circulars of the Company dated May 6, 2020 and May 10, 2019;

8.	the notices of annual meeting of the shareholders and the management information circulars of the TargetCo dated April 7, 2021 and May 25, 2020;

9.	annual information forms of the Company and TargetCo for the fiscal years ended December 31, 2020 and 2019;

10.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

11.	internal financial, operating and corporate information or reports of the Company and TargetCo;

12.	certain discussions with senior management of the Company;

13.	certain discussions with the Company’s financial advisors;

14.	public information relating to the business, operations, financial performance and stock trading history of the Company, TargetCo and other selected public companies considered by us to be relevant;

15.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

16.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company and TargetCo;

17.	third party expert reports, such as appraisals, valuations or technical reports including the NI 43-101 technical reports for the Caylloma Mine (March 8, 2019), the San Jose Mine (February 22, 2019), and the Lindero Property (October 31, 2017) relating to the Company, and the NI 43-101 technical reports for the Séguéla Project (November 30, 2020 and April 14, 2020) and the Yaramoko Gold Mine (November 6, 2017) relating to TargetCo;

18.	reports published by equity research analysts and industry sources we considered relevant;

19.	historical market prices and trading activity for the Company Shares and the TargetCo Shares;

20.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

21.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

MANAGEMENT PROXY CIRCULAR	Scotia Fairness Opinion | Page C-4

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

With the Board of Directors’ approval and as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by us from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company, TargetCo, and their respective advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon the Company’s and TargetCo’s audited financial statements and the reports of the auditors thereon and the Company’s and TargetCo’s interim unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior officers of the Company have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company, TargetCo or any of their subsidiaries which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the Information provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation) reasonable in the circumstances.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement will, in the view of Scotia Capital, not differ in any material respect from the most recent draft thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company, TargetCo, and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

MANAGEMENT PROXY CIRCULAR	Scotia Fairness Opinion | Page C-5

The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose. Our opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors as to whether they should approve the Arrangement or to any shareholder of the Company as to how such shareholder should vote or act with respect to the Arrangement. The Opinion does not address in any manner the prices at which the Company’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable to us in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, TargetCo, or any of their affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain value analyses on the Company based on the methodologies and assumptions that Scotia Capital, in its professional judgment, considered appropriate in the circumstances for the purposes of providing the Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In arriving at its fairness determination, Scotia Capital considered the results of all its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scotia Capital made its determination as to fairness based on its experience and professional judgement after considering the results of all its analyses.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

“ScOTIA CAPITAL INC.”

SCOTIA CAPITAL INC.

MANAGEMENT PROXY CIRCULAR	Scotia Fairness Opinion | Page C-6

Schedule "D"

Consent of Scotia Capital Inc.

To:        The Board of Directors (the "Fortuna Board") of Fortuna Silver Mines Inc. ("Fortuna")

We refer to the written fairness opinion dated April 25, 2021 (the "Scotia Fairness Opinion"), which we prepared for the Fortuna Board, in connection with the arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) involving Fortuna and Roxgold Inc.

We consent to all references to the Scotia Fairness Opinion in the management information circular of Fortuna dated May 26, 2021 (the "Circular") and to the inclusion of the Scotia Fairness Opinion as Schedule "C" to the Circular. The Scotia Fairness Opinion was given as of April 25, 2021 and remains subject to the assumptions, qualifications and limitations contained therein. The Scotia Fairness Opinion was provided for the sole use and benefit of the Fortuna Board for the purpose of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose.

SCOTIA CAPITAL INC.

"SCOTIA CAPITAL INC."

Date: May 26, 2021

MANAGEMENT INFORMATION CIRCULAR	Consent of Scotia Capital Inc. | Page D-1

Schedule "E"

Information Concerning Fortuna

Capitalized terms used in this Schedule "E" but not otherwise defined herein have the meanings set forth in the "General Matters – Glossary of Terms" in this Circular.

Overview

Corporate Structure

Fortuna was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the BCBCA. On February 3, 1999, Fortuna changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of Fortuna is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru. The corporate head and registered office of Fortuna is located at 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6.

The following diagram sets forth the corporate structure of Fortuna, as at the date of this Circular.

Description of the Business

Fortuna is engaged in the mining of silver, gold and base metals and related activities in Latin America, including exploration, extraction, and processing. Fortuna operates the Caylloma Mine in southern Peru, the San Jose Mine in southern Mexico and the Lindero Mine in northern Argentina. The silver-lead, zinc, and silver-gold concentrates produced by Fortuna at its Caylloma Mine and its San Jose Mine are sold to international metals traders who in turn deliver the products to different clients around the world. Fortuna's gold production at the Lindero Mine is in the form of gold doré bars. It has entered into a non-exclusive precious metals purchase agreement with Auramet International LLC, a precious metals merchant headquartered in New Jersey, USA. Refining arrangements are provided by Metalor USA Refining Corporation.

For further information regarding Fortuna, the development of its business and its business activities, see the Fortuna AIF which is incorporated by reference in this Circular.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Fortuna | Page E-1

Recent Developments

On April 26, 2021, Fortuna entered into the Arrangement Agreement with Roxgold pursuant to which Fortuna has agreed to acquire all of the issued and outstanding Roxgold Shares by way of the Arrangement. As consideration under the Arrangement, Roxgold Shareholders (other than Dissenting Shareholders) will receive 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share held. Immediately following completion of the Arrangement, Roxgold will become a wholly-owned subsidiary of Fortuna and, assuming that no Fortuna Shares are issued in settlement of Roxgold Incentive Awards and that there are no Dissenting Shareholders, it is anticipated that former Roxgold Shareholders and current Fortuna Shareholders will own approximately 36.4% and 63.6% of Post-Arrangement Fortuna. See "The Arrangement – Effect of the Arrangement – Fortuna Shares".

Description of Capital Structure

Fortuna Shares

Fortuna's authorized share capital consists of an unlimited number of Fortuna Shares without par value. All Fortuna Shares rank equally as to dividends, voting powers and participation in assets and in all other respects. The holders of Fortuna Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of Fortuna. Each Fortuna Share carries one vote per share. There are no voting right ceilings attached to the Fortuna Shares. The holders of Fortuna Shares are entitled to receive on a pro-rata basis such dividends as the Fortuna Board from time to time may declare, out of funds legally available therefor. In the event of a liquidation, winding-up or dissolution of Fortuna, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Fortuna Shares have the right to receive on a pro-rata basis all of the assets of Fortuna remaining after payment of all of Fortuna's liabilities. No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Fortuna Shares, and the Fortuna Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Fortuna Shares.

Debentures

On October 2, 2019, Fortuna completed a bought-deal public financing (the "2019 Financing") with a syndicate of underwriters co-led by CIBC Capital Markets, Scotia Capital, and including BMO Capital Markets, pursuant to which Fortuna issued senior subordinated unsecured convertible debentures (the "Debentures") in the aggregate principal amount of $40 million at a price of $1,000 per Debenture. Effective October 8, 2019, an over-allotment option granted to the underwriters was exercised in full and Fortuna issued additional Debentures in the aggregate principal amount of $6 million, bringing the total aggregate gross proceeds to Fortuna under the 2019 Financing to $46 million.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65 percent per annum, payable semi-annually in arrears on the last Business Day of April and October in each year, commencing on April 30, 2020. The Debentures are convertible at the holder's option into Fortuna Shares at a conversion price of $5.00 per share, representing a conversion rate of 200 Fortuna Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.

Dividend History

Fortuna has paid no dividends on the Fortuna Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Fortuna Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Fortuna Board may consider appropriate in the circumstances.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Fortuna | Page E-2

Market for Securities

Price Range and Trading Volumes of Fortuna Shares

The Fortuna Shares are listed on the TSX under the symbol "FVI", are listed on the NYSE under the symbol "FSM", and are quoted on the Frankfurt Open Market under the symbol "F4S". The following table sets forth, for the periods indicated, the reported high, low and month-end closing trading prices and the volume of trading of the Fortuna Shares on the TSX and the NYSE.

	TSX				NYSE
	High (C$)	Low (C$)	Close (C$)	Volume	High ($)	Low ($)	Close ($)	Volume
2021
May (1-25)	8.30	7.31	8.26	20,488,219	6.88	5.99	6.83	71,690,077
April	9.97	7.24	7.40	23,926,001	7.98	5.89	6.03	86,276,647
March	9.83	7.45	8.15	16,856,722	7.77	5.89	6.47	73,143,251
February	12.61	8.90	9.57	20,935,000	9.85	6.94	7.53	81,132,071
January	12.26	8.43	9.89	21,742,911	9.69	6.57	7.78	93,653,420
2020
December	10.66	7.98	10.46	12,506,444	8.38	6.26	8.24	66,603,507
November	10.55	7.59	8.27	19,030,152	8.11	5.81	6.33	71,269,240
October	9.83	8.19	8.81	16,923,065	7.49	6.15	6.62	63,846,534
September	10.47	7.84	8.47	29,332,426	7.95	5.84	6.36	98,740,657
August	9.73	7.86	9.50	21,925,311	7.37	5.91	7.27	88,205,437
July	9.82	6.42	8.97	27,902,630	7.35	4.73	6.72	106,395,136
June	6.91	5.61	6.90	26,962,870	5.10	4.12	5.09	104,631,090
May	6.25	4.00	6.18	23,032,431	4.53	2.86	4.49	72,153,615

On April 23, 2021, the last trading day prior to the announcement that Roxgold and Fortuna had entered into the Arrangement Agreement, the closing prices of the Fortuna Shares on the TSX and NYSE were C$9.64 and $7.71, respectively. On May 25, 2021, the last trading day prior to the date of this Circular, the closing price of the Fortuna Shares on the TSX was C$8.26 and the closing price of the Fortuna Shares on the NYSE was $6.83.

Prior Sales

The following table summarizes the issuances by Fortuna of the Fortuna Shares, or securities convertible into the Fortuna Shares, within the twelve months preceding the date of this Circular:

Date of Issuance	Type of Security	Price per Security (C$)	Number of Securities
May 29, 2020	Fortuna Shares (1)	6.35	195,375
June 5,2020	Fortuna Shares (1)	7.15	1,469
September 3, 2020	Fortuna Shares (2)	6.35	64,227
September 3, 2020	Fortuna Shares (2)	6.20	63,941
September 14, 2020	Fortuna Shares (2)	6.35	41,822
September 14, 2020	Fortuna Shares (2)	6.20	41,636
March 15, 2021	Fortuna Shares (1)	4.83	305,547
March 17, 2021	Fortuna Shares (1)	6.20	10,877
March 17, 2021	Fortuna Shares (1)	4.83	14,683
March 17, 2021	Fortuna Shares (1)	3.32	22,598
March 19, 2021	Fortuna Shares (1)	6.20	573,493
April 15, 2021	Fortuna Shares (2)	6.20	33,457
April 15, 2021	Fortuna Shares (2)	6.35	7,170
April 20, 2021	Fortuna Shares (1)	3.32	153,398
April 27, 2021	Fortuna PSUs (3)	7.90	936,911

Notes:

(1)	Issued pursuant to settlement of Fortuna RSUs or Fortuna PSUs.

(2)	Issued pursuant to exercise of Fortuna Options.

(3)	Issued pursuant to the Fortuna Share Unit Plan.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Fortuna | Page E-3

Legal Proceedings and Regulatory Actions

Other than as disclosed in the Fortuna AIF, Fortuna is not a party to, nor is any of its property the subject of, any material legal proceedings, and there are no material legal proceedings known by Fortuna to be contemplated. Fortuna has not: (i) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2020; (ii) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (iii) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2020.

Transfer Agent, Registrar and Auditor

Fortuna's transfer agent and registrar for the Fortuna Shares and the Debentures is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario. Fortuna's co-transfer agent and registrar for its Fortuna Shares in the United States is Computershare Trust Company, at its office in Golden, Colorado.

The auditors of Fortuna are KPMG LLP of Vancouver, British Columbia.

Documents Incorporated by Reference

Information has been incorporated by reference in this Schedule "E" from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Fortuna at info@fortunasilver.com, or by telephone: (604) 484-4085. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on Fortuna's issuer profile on SEDAR at www.sedar.com.

The following documents of Fortuna filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Schedule "E":

(a)	the Fortuna AIF;

(b)	the Annual Financial Statements, together with the auditor's report thereon;

(c)	the Annual Fortuna MD&A;

(d)	Fortuna's unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2021 and 2020;

(e)	Fortuna's management's discussion and analysis for the three months ended March 31, 2021 (the "Interim Fortuna MD&A");

(f)	Fortuna's management information circular dated May 6, 2020 in respect of the annual general meeting of Fortuna Shareholders held on June 18, 2020; and

(g)	Fortuna's material change report dated May 6, 2021 with respect to the entering into of the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Fortuna with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Schedule "E". Fortuna Shareholders should refer to these documents for important information concerning Fortuna.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Fortuna | Page E-4

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule "E" to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Schedule "E".

Information contained or otherwise accessed through Fortuna's website, www.fortunasilver.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR under Fortuna's profile at www.sedar.com, does not form part of this Circular.

Risk Factors

The business and operations of Fortuna are subject to risks. In addition to considering the other information in this Circular, Fortuna Shareholders should consider carefully the factors set forth in the Fortuna AIF, the Annual Fortuna MD&A and the Interim Fortuna MD&A, each of which are incorporated by reference herein.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Fortuna | Page E-5

Schedule "F"

Information Concerning Roxgold

Capitalized terms used in this Schedule "F" but not otherwise defined herein have the meanings set forth in the "General Matters – Glossary of Terms" in this Circular.

Unless otherwise indicated, all references to "$" or "US$" in this Appendix "G" refer to United States dollars, all references to "C$" in this Appendix "G" refer to Canadian dollars.

Overview

Description of the Business

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Mine Complex located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d'Ivoire. Roxgold is committed to creating shareholder value by concentrating on the acquisition and development of properties that have the potential to contain economic gold deposits. Roxgold's revenue is generated exclusively from the sale of gold.

For further information regarding Roxgold, the development of its business and its business activities, see the Roxgold AIF which is incorporated by reference in this Circular.

Corporate Structure

Roxgold was incorporated under the Company Act of the Province of British Columbia by Memorandum and Articles on November 22, 1983 under the name "Kilembe Resources Ltd.", with an authorized capital of 10,000,000 common shares without par value. By a series of special resolutions filed with the Registrar of Companies, Roxgold increased its authorized capital to 100,000,000 common shares without par value, and subsequently to an unlimited number of common shares. By a Certificate of the Registrar of Companies issued July 15, 1991, Roxgold changed its name to "Liquid Gold Resources Inc." By a Certificate of the Registrar of Companies dated April 19, 1999, Roxgold changed its name to "West African Venture Exchange Corp." By a Certificate of the Registrar of Companies issued September 17, 2002, Roxgold changed its name to "Wave Exploration Corp." By a Certificate of the Registrar of Companies issued January 15, 2007, Roxgold changed its name to "Roxgold Inc."

The registered and head office of Roxgold is located at 500, 360 Bay Street, Toronto, Ontario, Canada, M5H 2V6.

Recent Developments

On April 26, 2021, Roxgold entered into the Arrangement Agreement with Fortuna pursuant to which Fortuna has agreed to acquire all of the issued and outstanding Roxgold Shares by way of the Arrangement. As consideration under the Arrangement, Roxgold Shareholders (other than Dissenting Shareholders) will receive 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share. It is anticipated that immediately following completion of the Arrangement, assuming no Fortuna Shares are issued in settlement of any Roxgold Incentive Awards at the Effective Time and that there are no Dissenting Shareholders, former Roxgold Shareholders and current Fortuna Shareholders will own approximately 36.4% and 63.6% of Post-Arrangement Fortuna, respectively, and Roxgold will become a wholly-owned subsidiary of Fortuna. See "The Arrangement – Effect of the Arrangement – Fortuna Shares".

On April 19, 2021, Roxgold announced the results of the feasibility study with respect to the Séguéla Gold Project, prepared in accordance with NI 43-101, which confirmed robust economics for the development of an open-pit mining operation at Séguéla, targeting a series of open-pit mines at the Antenna, Koula, Ancien, Agouti and Boulder deposits that will feed a central gold processing facility.

On May 27, 2021, Roxgold filed the Séguéla Technical Report entitled "NI 43-101 Technical Report, Séguéla Project, Feasibility Study, Worodougou Region, Côte d'Ivoire" in respect of the Séguéla Gold Project, prepared in accordance with NI 43-101. The Séguéla Technical Report is described below in "Séguéla Technical Report".

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-1

For a summary of prior exploration work on the Séguéla Gold Project, see below under "Séguéla Technical Report – Exploration and Drilling”.

Material Changes in the Affairs of Roxgold

Except as disclosed in this Circular, the directors and officers of Roxgold are not aware of any plans or proposals for material changes in the affairs of Roxgold.

Séguéla Technical Report

Information in this section is based on the Séguéla Technical Report which is entitled "NI 43-101 Technical Report, Séguéla Project, Feasibility Study, Worodougou Region, Côte d'Ivore" and is dated May 26, 2021 with an effective date of April 19, 2021 prepared by Paul Criddle, FAusIMM, Hans Andersen, MAIG, Paul Weedon, MAIG, Dave Morgan, AIMM, CPEng, Geoff Bailey, FIEAust, CPEng, NPER-3, REPQ, Shane McLeay, FAusIMM and Niel Morrison, Peng, each of whom is a qualified person under NI 43-101.

To obtain further particulars regarding the Séguéla Gold Project readers should consult the Séguéla Technical Report which is available for review under Roxgold's issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the summary of technical information in this Circular should be read in the context of the qualifying statements, procedures and accompanying discussion within the complete Séguéla Technical Report and the summary provided herein is qualified in its entirety by the Séguéla Technical Report.

Property Description, Location and Access

The Séguéla Gold Project is located approximately 500 km from Abidjan, via major highways to Séguéla. From Séguéla, the property's Antenna, Ancien, Agouti, Boulder and Koula deposits are accessed via 40 km of unsealed roads. The Séguéla Gold Project covers an area of 35,360 hectares, defined by two exploration permits (Permis de Recherche Miniére No. 252 and Permis de Recherche Miniére No. 638).

Permis de Recherche Miniére No. 252 has received its second renewal and is due to expire on December 17, 2021. The Antenna, Ancien, Koula, Agouti and Boulder deposits are located on this permit.

Permis de Recherche Miniére No. 638 is a three-year permit due to expire October 18, 2023 which surrounds Permis de Recherche Miniére No. 252.

Provided minimum expenditure requirements are met, Mineral Exploration Permits in Côte d'Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

Ivorian Mineral Exploration Permits, within their boundaries, entitle the holder exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance-free disposal of materials extracted during exploration process.

In addition to the Environmental Permit obtained on September 22, 2020, the Exploitation Permit (Permis d'Exploitation No. 56) was granted by the Council of Ministers on December 9, 2020 and signed as a decree by the President of Côte d'Ivoire (Decree No.2020-960 dated 09 December 2020 on gold exploitation permit in Séguéla department). This permit covers an area of 353.6 km2 and is valid for 10 years, with opportunities to renew as further growth and expansion is proven.

The Séguéla Gold Project is accessible year-round by road vehicle. Bituminised national highways of variable quality facilitate transport between Abidjan, Yamoussoukro and the nearest major town to the Property; Séguéla (population c. 65,000). From Séguéla, unsealed roads provide access to the Séguéla Gold Project through the minor village of Fouio (population c. 3,000).

The Séguéla Gold Project is located within a tropical savannah climatic region on the southern margin of the Sahel Savannah. This climatic zone is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature for Séguéla is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year. Temperatures do not vary greatly over the course of the year, with average monthly temperatures ranging from 23.5°C in August, to 26.9°C in March. Minima and maxima vary more, but not in the extreme, with August's minimum and maximum temperatures being 19.5°C and 27.6°C respectively, while February shows the greatest range from 19.5°C to 33.4°C.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-2

The Séguéla Gold Project occurs in a region of low forested hills, with elevations averaging 347 m above sea level. The vegetation of the region is tropical savannah woodland. The area surrounding and covering the Séguéla Gold Project is extensively cropped for cashews, and to a lesser extent, cacao.

The Séguéla Gold Project contains a 40-person exploration camp proximal to the Antenna deposit and is serviced by electrical power mains from the National Grid. Water is drawn via on-site bores with potable water available from an on-site reverse osmosis plant. Food supplies are freighted by road from Yamoussoukro; a distance of approximately 270 km.

History

The Séguéla permit (Permis de Recherche Miniére No. 252) was granted to local Ivorian company, Geoservices CI in February 2012. The property was subsequently transferred to a local Ivorian joint venture company, Mont Fouimba Resource in late 2012. Transferral of the permit then occurred in 2013 to Apollo Consolidated Ltd ("Apollo"); an exploration company listed on the Australian Securities Exchange, which was the 51% shareholder in Mont Fouimba, with Geoservices CI holding the remaining 49%. In February 2016, Apollo announced the signing of an Option to Purchase Agreement by Newcrest Mining Ltd ("Newcrest"), for the Séguéla Gold Project. In February 2017, the permit was subsequently transferred to LGL Exploration CI S.A; a wholly-owned subsidiary of Newcrest. In April 2019, Roxgold acquired the Séguéla Gold Project from Newcrest through the acquisition of LGL Exploration CI S.A. Newcrest acquired the adjacent permit (Permis de Recherche Miniére No. 638) to Séguéla permit (Permis de Recherche Miniére No. 252) on October 19, 2016. This was also acquired by the Company in April 2019.

Throughout this period, there have been two renewals of the Séguéla permit (Permis de Recherche Miniére No. 252), with the permit due to expire on December 17, 2021.

Prior to this period, there is evidence to suggest that the ground contained within permit no. 252 was held by Randgold Resources ("Randgold"), with press releases from Apollo referring to trenching completed by Randgold over the Gabbro, Porphyry and Agouti prospects within the current permit limits.

Geology Setting, Mineralisation and Deposit Types

The Séguéla Gold Project is situated within the Paleoproterozoic ("Birimian") Baoule-Mossi Domain of the West African Craton. Two cycles of volcanism/sedimentation are recognised within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated c. 2.19–2.08 Ga. Rocks of the Baoule-Mossi Domain are primarily polyphase granitoids, and volcano-sedimentary sequences forming granite-greenstone terranes. The first cycle of sedimentation and orogenesis ("Eburnian 1") is described by the accumulation of volcanic and volcaniclastic rocks; then subsequently intruded by early stage granitoids. Following a period of uplift and erosion, the Eburnian 2 cycle is described by the filling of intra-montaine basins with predominantly arenaceous sediments of the Tarkwaian Series.

The Antenna deposit occurs within a greenstone package deposited during Eburnian 1, that comprises (west to east) an ultramafic hangingwall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit. The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package.

The Antenna gold deposit is considered to be an orogenic lode-style gold system, hosted by a brittle-ductile quartz-albite vein stockwork predominantly contained within flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units which host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins which host mineralisation show two principal orientations; steep east-dipping and steep west-dipping. Veins in the steep west-dipping orientation range from being ptygmatically folded to undeformed, while veins in the east-dipping direction may be variably boudinaged to undeformed. This evidence suggests syn-deformational emplacement of the vein sets during west and east movement along the main fault structures within the region. Mineralisation occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralisation assemblage vary from proximal intense silica – albite ± biotite ± chlorite alteration, through medial silica-albite-sericite ± chlorite assemblages, to more distal sericite-carbonate (ankerite/calcite) and carbonate-magnetite assemblages. Pyrite is the dominant sulphide associated with higher-grade mineralisation within proximal alteration zones, while sulphide mineralogy is pyrrhotite dominated in medial and distal assemblages and is associated with lower grade gold mineralisation.

The Ancien deposit is associated with an interpreted D2 sinistral shear zone, informally labelled the Ancien Shear, within the East Domain and comprises (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hangingwall unit which is gradational into a coarser grained porphyritic basalt unit. Generally narrow quartz-feldspar-biotite porphyries crosscut and intrude all other lithologies and are interpreted as late intrusives.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-3

The Koula deposit is situated within the same package of mafic rocks as the Ancien deposit, which is informally labelled as the Ancien-Koula corridor. Koula is similarly hosted within a strongly foliated/sheared thoeliitic basalt unit within a broader sequence of pillow basalt.

At both the Ancien and Koula deposits significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle-ductile brecciation and shearing, with selective sericite+/-silica alteration and intense quartz and quartz-carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite at Ancien, that trends to being more pyrrhotite dominant at Koula. Generally lower grade mineralization is also developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries.

The Boulder and Agouti prospects are both located within a distinct northerly-trending litho-structural corridor that extends from Boulder in the south to Gabbro in the north. Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz-feldspar-biotite porphyritic felsic intrusives.

Gold mineralization at the Boulder and Agouti prospects is associated with strongly foliated or mylonitized, quartz/quartz-carbonate veined basalt and the margins of the felsic intrusives. Generally lower grade mineralization occurs internal to the felsic intrusives where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of NNE and NW-trending structures. Mineralization occurs as free gold within a network of milky white quartz veins and associated with foliation or quartz/quartz-carbonate vein-controlled pyrite and minor pyrrhotite.

Exploration and Drilling

Exploration at the Séguéla Gold Project has been undertaken by Randgold (pre-2012), Apollo (2012-2016), Newcrest (2016-2017) and Roxgold (2019 onwards).

This previous exploration activities included construction of a 40-person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench and artisanal dump sampling, aircore ("AC") and reverse circulation ("RC") drilling.

As of the effective date of the Séguéla Technical Report, Roxgold has completed 121,272 metres of RC and diamond drilling ("DD") since the acquisition of the Séguéla Project in April 2019 from Newcrest.

Since the acquisition of the project in April 2019, Roxgold has completed reconnaissance AC and RC drilling at Ancien, Agouti, Boulder, Bouti, Elephant, Folly, P1, P3, Kwenko West, Gabbro, Porphyry, Rollier, Sunbird and resource definition (RC and DD) drilling at the Antenna, Ancien, Agouti, Boulder, and Koula deposits. Xcalibur Airborne Geophysics Pty Ltd of South Africa conducted an aeromagnetic survey across the project in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls.

At the time of Roxgold's acquisition in April 2019, 28 prospects were identified from historic geochemistry and geophysical surveys with exploration activities actively testing 6 of these in 2019. Exploration activities including geological mapping, collection and interpretation of aeromagnetic data, soil, trench and artisanal dump sampling, AC, RC, DD and RC with a diamond core tail drilling are continuing to advance the remaining prospects, with ongoing exploration and target generation activities continually identifying additional prospects such that at least 30 targets require additional follow-up exploration.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-4

Sampling, Analysis and Data Verification

A qualified person who authored the Séguéla Technical Report verified the data disclosed therein, which, among other things, underpins the disclosure of the Mineral Resource estimate contained in the Séguéla Technical Report and is of the opinion that data collection and verification procedures adequately support the integrity of the database. Verification was made through the on-site assessment of the data collection facilities at Séguéla, discussions held with the geologists responsible for monitoring of the drilling activities, review of sampling and data capture procedures, discussions with the data management staff responsible for the integrity of the digitally stored data, and validation of the relational database supplied for use in Mineral Resource estimation.

Onsite Sample Preparation

Sampling techniques for Apollo drilling have not been recorded.

For Newcrest and Roxgold drilling, AC and RC samples were collected from the face sampling bit (AC) or face sampling pneumatic hammer (RC at 5.25-inch diameter) via the inside return tube in their entirety, into 60-litre green plastic sample bags. Samples were kept dry through the use of sufficient air pressure during drilling to exclude both dust suppression injected water during drilling and preclude the influx of groundwater. In the case of RC drilling, if wet samples were encountered by the geologists at the time of drilling, the drilling contractor was given a further 2 m to return to dry sampling, otherwise the methodology was switched to a diamond core tail. Whole samples collected were split to a 12.5% sample through a three-tier riffle splitter by Newcrest or subsequently by Roxgold employees and collected in a pre-numbered calico or plastic sample bag.

Following logging and metre marking of the core, intervals selected for assay were cut sub-parallel to the orientation mark using Almonte™ automated core saws, and half-core samples at whole metre lengths were placed into pre-numbered calico or plastic bags for submission. Samples were exclusively collected at whole metre intervals and were not broken or truncated at geological boundaries. The decision to do so was driven by the desire to maintain a uniform sample support across all styles of drilling.

Laboratory Sample Preparation

Samples were submitted to ALS Laboratories in Yamoussoukro for preparation for analysis. ALS Laboratories is independent of Roxgold. In the case of diamond core, the pieces of core submitted are passed through a primary crush via oscillating jaw crushers to a >70% pass through a <2 mm size. The AC, RC and DD core samples are then passed through a riffle splitter to achieve a 250 g split. This split material is pulverised in its entirety to a >85% pass through 75 µm. This pulp is then rolled on a plastic sheet for homogenisation, and an aliquot is taken to fill a paper Geochem bag (approximately 200 g).

Sample Security

No information is available for the Apollo drilling sample security.

For Newcrest and Roxgold AC, RC, and DD drilling, samples were collected by trained staff, placed into pre-numbered calico or plastic bags, then placed into double bagged polyweave bulk bags which were wire or zip tied closed and shipped by commercial courier to the ALS preparation laboratory in Yamoussoukro where they were taken into custody with a signed receipt. Prepared samples from the Yamoussoukro laboratory were then shipped via commercial courier to ALS’s analytical facility in either Ouagadougou, Burkina Faso, or Kumasi, Ghana.

Quality Control Measures

No documented quality assurance (QA) protocols or quality control (QC) procedures are available for the Apollo drilling.

Drilling conducted by Newcrest and Roxgold was subject to a well-established routine series of QA protocols, with defined QC procedures and parameters for assessment of assay data. Sample preparation is subject to ALS Laboratories standard QA protocols designed to ensure consistently homogeneous and representative analytical sub-samples. Site protocol ensures routine use of blind certified reference material (CRM) insertions into the sample stream which include blank samples at a nominal rate of 1:25, and also insertion of field duplicates and coarse crush re-split duplicates. During active drill campaigns a selection of pulps from significant drill intersections are also re-submitted to a second, independent check laboratory for analysis.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-5

QC results are automatically scanned upon receipt and loading of digital data from the analytical laboratory (daily during active drilling campaigns) and are flagged using a set of predetermined thresholds for CRMs/blanks. Samples outside tolerance trigger an investigation conducted by the supervising site geologists, and if more than one CRM “fails” within a submitted batch, the entire batch is re-assayed. Assay data is held in quarantine until the review of the daily QC report has been conducted and approved by the supervising geologist to maintain database hygiene.

Mineral Processing and Metallurgical Testing

Previous owner, Newcrest, conducted a round of Leachwell assay test work on 61 samples from drillhole SGDD001 in 2018. Comparison of the Leachwell tests to fire assays for the samples set (four-hour bottle roll used for leach testing of a nominal 1 kg sample) demonstrated a near 1:1 correlation of results. This was used to conclude that the material is non-refractory, and therefore amenable to standard carbon-in-leach ("CIL") treatment for extraction.

Roxgold supervised the metallurgical testing work completed by ALS Metallurgy assay lab in Perth, Australia on representative samples from the Antenna, Agouti, Boulder, Ancien, and Koula deposits in 2019 to 2021. Five test work programs were performed: (1) A19864 conducted between April and June 2019; (2) A20661 conducted between December 2019 and January 2020; (3) A20721 conducted between February and July 2020; (4) A21926 conducted between January and February 2021; and (5) A21707 conducted also between January and February 2021.

As the Antenna deposit hosts the majority of the Séguéla Gold Project's Mineral Resource and it forms the majority of mill feed ore projected to be utilized in the feasibility study, it was examined more comprehensively and represents the basis for the mineral processing design criteria. Satellite deposits in the form of Agouti, Boulder, Ancien and Koula were also tested throughout the five programs for confirmation purposes. Test work included comminution test work, head assays, mineralogical analysis, grind establishment test work, gravity gold recovery and cyanide leach test work, flotation test work, carbon adsorption test work, oxygen uptake test work, preg-robbing test work, cyanide detox test work, sedimentation and rheology test work, and acid mine drainage test work.

Samples tested were reasonably competent with average Bond Rod and Ball Mill Work Indices of 21.8 kWh/t and 19.7 kWh/t respectively, being amenable to a simple comminution circuit design.

The test work showed that leaching is substantially complete within 24 hours and there is no apparent preg-robbing or refractory characteristics in the ores tested. Furthermore, it showed a fast-initial leaching rate with more than 80% of the stage extraction completed within the first two hours of cyanidation. The highest gold recovery was achieved for tests incorporating gravity recovery and elevated dissolved oxygen levels for the duration of the leach.

The ore tested across all deposits exhibited a degree of grind sensitivity with an optimal grind size of 75 micron being confirmed for all extraction test work. The results of that program, were very encouraging, indicating free milling of the ore with good leach kinetics and overall recoveries averaging 94.5%.

As such, based on the test work to date, a flowsheet featuring single stage SAG grinding followed by gravity concentration and cyanidation of the gravity tailings has been adopted. Roxgold believes that with the process plant and recovery methods described in the Séguéla Technical Report, an average project gold recovery of 94.5% at the life-of-mine average grade of 2.8 g/t. can be expected.

Mineral Resource Estimates

Roxgold has completed Mineral Resource estimates for the Antenna, Ancien, Agouti, Boulder and Koula deposits based on the drill hole data available to March 31, 2021. The reported Koula Mineral Resource is an update to the maiden Inferred Mineral Resource reported on November 30, 2020. No changes are reported for the Antenna, Agouti, Boulder and Ancien deposit Mineral Resources reported on November 30, 2020.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-6

Table 1:     Séguéla Mineral Resource Statement Summary

	Séguéla Mineral Resource effective as at March 31, 2021
	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)
Antenna	-	-	-	8.2	2.2	586	8.2	2.2	586	1.1	1.9	69
Ancien	-	-	-	1.4	5.4	250	1.4	5.4	250	0.0	10.6	11
Agouti	-	-	-	1.4	2.4	111	1.4	2.4	111	0.1	1.8	6
Boulder	-	-	-	1.7	1.7	97	1.7	1.7	97	0.1	1.2	3
Koula	-	-	-	1.2	7.4	285	1.2	7.4	285	0.2	3.0	14
Total	-	-	-	14.0	3.0	1,328	14.0	3.0	1,328	1.5	2.2	104

Notes:

(1)	Mineral Resources are reported in accordance with NI 43-101 with an effective date of March 31, 2021, for the Séguéla Gold Project.

(2)	The Séguéla Mineral Resources are reported on a 100% basis at a gold grade cut-off of 0.3g/t Au for Antenna and 0.5g/t gold ("Au") for the satellite deposits, based on a gold price of $1,700/ounce and constrained to MII preliminary pit shells.

(3)	The identified Mineral Resources in the block model are classified according to the "CIM" definitions for the Measured, Indicated, and Inferred categories. The Mineral Resources are reported in situ without modifying factors applied.

(4)	The Séguéla Mineral Resource Statement was prepared under the supervision of Mr. Hans Andersen, Senior Resource Geologist at Roxgold Inc. Mr. Andersen is a Qualified Person as defined in NI 43-101.

(5)	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

(6)	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability.

(7)	Mineral Resources are reported inclusive of Mineral Reserves.

(8)	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d'Ivoire.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

The Mineral Resource estimate incorporates data from all RC and DD holes to date comprising 125,510 metres in 910 drillholes targeting Antenna, Ancien, Agouti, Boulder, and Koula. A total of 216 RC and DD drill holes (32,263 metres) define the Antenna deposit on a drill hole spacing that ranges from 20 metres to 100 metres apart along a strike extent of 1,700 metres. A total of 144 RC and DD drill holes (24,877 metres) define the Ancien deposit on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 500 metres, which remains open along strike to the south and at depth. A total of 145 RC and DD drill holes (23,397 metres) define the Koula deposit on a drill hole spacing that ranges from 25 metres to 100 metres apart along a strike extent of 600 metres. The Koula deposit remains open along strike to the south and at depth, similar to the Ancien deposit.

The Agouti deposit covers three main zones defined by a total of 216 RC and DD holes (23,208 metres) on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 1.3 kilometres. The Boulder deposit is defined by a total of 189 RC and DD holes (21,765 metres) on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 1.1 kilometres. Both the Boulder and Agouti deposits remain open along strike and depth.

The Ancien, Agouti, Boulder and Koula Mineral Resource models were developed using Leapfrog Geo and Micromine software. Antenna's Mineral Resource model was developed using Geovia's Surpac software. All gold assays from drillholes were composited to 1.0-meter intervals within the mineralised wireframes at Antenna, Agouti, Ancien, Boulder and Koula deposits. Top-cuts were applied to individual domains based on the analysis of gold grade outliers within the statistical data populations and ranged between 1.5 g/t to 80.0 g/t Au.

Geostatistical exploratory data analysis, variogram modelling and Mineral Resource model validation was conducted using Snowden Supervisor software.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-7

The Mineral Resource model gold grades were estimated using a combination of Ordinary Kriging and Inverse Distance methods using a multiple pass approach to inform the mineral resource model. The grade estimates are validated visually by sectional comparison and through statistical approaches that encompass traditional validation methods, such as Swath plots comparing composite and block model values for each deposit.

Mineral resource models and drill hole data at the Séguéla Project utilise the WGS84 (Zone 29N) coordinate system. Block model parameters are shown in Table 62 and the list of attributes within the models are shown in Table 63. The Antenna block model used a parent cell size of 5 m x 10 m x 5 m (XYZ) with standard sub-celling to 1.25 m x 2.5 m x 1.25 m, while the satellite deposits used a parent cell ranging between 5-25 m in the respective XYZ axis to provide sufficient volume resolution to the modelled mineralisation lodes.

Density values were assigned to the Mineral Resource models based on ascribed oxidisation state and lithological unit, with mineralisation being assigned the density of its predominant host. A density of 1.2 to 1.8 t/m3 was assigned to transported and alluvial sediments, with a range of 1.8 to 2.2 t/m3 assigned to the oxidised weathered profile and a range of 2.67 to 3.20 t/m3 assigned to fresh rock lithologies.

The March 31, 2021 Séguéla Mineral Resources were reported constrained by preliminary pit optimisations generated in Micromine to satisfy the definition of Mineral Resources having reasonable prospects for eventual economic extraction, and are based on the following parameters:

•	Assumed gold price of $1,700 per troy ounce

•	Assumed mining recovery of 90% and mining dilution of 10%

•	Assumed processing recovery of 94.5%

•	Overall slope angle of 52° to 58° for Antenna, 54° for Agouti, 55°for Ancien, 54° to 57° for Koula and 57° for Boulder

•	Assumed mining costs of $1.97 per tonne for Antenna and $2.28 per tonne for the satellite deposits

•	Assumed total processing costs (including G&A) of $21.64 per tonne

•	Assumed total selling costs (includes state and third-party royalties) of $121.60/oz

The Mineral Resource models were classified into Indicated and Inferred Mineral Resource categories based on analysis of the following criteria; number of samples informing the estimate, sample spacing, average sample distance, kriging efficiency and slope of regression outputs, drill hole and sample QAQC thresholds and geological confidence in modelled interpretations, grade continuity and level of geological understanding at each deposit.

Mineral Reserves Estimates

The Mineral Reserve estimate was prepared as of March 31, 2021 and is consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves reporting. The Mineral Reserve estimate is stated at a $1,500 per ounce gold price and based on the Mineral Resource block models.

Mineral Reserves for the Séguéla Gold Project are based on conversion of Indicated Mineral Resources to Probable Mineral Reserves within the final pit designs constrained to an ultimate pit shell generated from open pit optimizations at a $1,500 per ounce gold price with the incorporation of appropriate mining recovery and mining dilution estimations. No Measured Mineral Resources that would have been converted to Proven Mineral Reserves were part of the Mineral Resource model for any of the deposits. Inferred Mineral Resources were not included in the Mineral Reserves estimate. Where Inferred Mineral Resources existed within the final pit design, they were assigned a null Au grade and was classified as waste in the pit optimisation process.

Table 2 summarizes the open pit Mineral Reserve estimate for the Séguéla Gold Project that includes the Antenna, Koula, Ancien, Agouti and Boulder deposits.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-8

Table 2:      Séguéla Mineral Reserves Estimate Summary

	Séguéla Mineral Reserve effective as of March 31, 2021
	Proven			Probable			Proven + Probable
	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)
Antenna	-	-	-	7.2	2.1	482	7.2	2.1	482
Koula	-	-	-	1.2	6.5	243	1.2	6.5	243
Ancien	-	-	-	1.3	4.9	211	1.3	4.9	211
Agouti	-	-	-	1.2	2.2	88	1.2	2.2	88
Boulder	-	-	-	1.1	1.8	64	1.1	1.8	64
Total	-	-	-	12.1	2.8	1,088	12.1	2.8	1,088

Notes:

(1)	Mineral Reserves are reported in accordance with NI 43-101 with an effective date of March 31, 2021, for the Séguéla Gold Project.

(2)	The Séguéla Mineral Reserves are reported on a 100% basis at an incremental gold grade cut-off of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on a gold price of $1,500/ounce, constrained to optimization pit shells and only Proven and Probable categories reported within the final pit designs.

(3)	The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles.

(4)	The Mineral Reserves are reported with modifying factors of 15% mining dilution and 90% Mining recovery applied.

(5)	Mineral Reserves reported based on each open pit deposit demonstrating economic viability.

(6)	The identified Mineral Reserves in the block model are classified according to the "CIM" definitions for the Proven and Probable categories.

(7)	The Séguéla Mineral Reserves Statement was prepared under the supervision of Mr. Shane McLeay, Principal Mining Engineer at Entech Pty Ltd. ("Entech"). Mr. McLeay is a Qualified Person as defined in NI 43-101.

(8)	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

(9)	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d'Ivoire.

Roxgold is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could potentially affect this Mineral Reserve estimate. The reported Mineral Reserve may be affected by future study assessments of mining, processing, environmental, permitting, taxation, socio-economic and other factors.

Mining Operations

A geotechnical study was completed on the Séguéla Gold Project by Entech. The study provided details on pit slope recommendations for the different weathering zones, material type and orientations for each deposit of the Séguéla Gold Project. Outcomes and recommendations from the study translated into inputs for the open pit optimization and mine design phases.

Input mining unit rates for open pit optimization was generated from two cost models built up from first principles, a contractor cost model generated from reputable West African Mining Contractors request for quotation ("RFQ") submissions, and an owner operator cost model generated by Entech utilising their West African database and benchmarked against contractors RFQ submissions.

Mine designs were generated for each deposit utilising the selected optimum pit shells as a guide incorporating geotechnical parameters, minimum mining dimensions and mining equipment considerations. Designs included bench by bench convention and ramps from the crest to the bottom of the pit with waste dumps designed adjacent to the planned open pit voids to minimise haulage distances.

The Séguéla Gold Project will consist of the simultaneous exploitation of the Antenna deposit and the satellite deposits at Koula, Ancien, Agouti, and Boulder. The overall strategy is to have production from these satellite deposits complement the production from Antenna.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-9

A conventional open pit mining method will be utilized for the Séguéla Gold Project with no free digging assumed for any of the weathering zones. All material will be mined via drilling and blasting activities, followed by conventional truck and shovel operations within the pits for movements of ore and waste material. Mining of benches is proposed using 5.0 m benches done in two 2.5 m flitches.

Mining operations will occur year-round with Roxgold engaging a mining contractor for initial operations, before switching to an owner mining arrangement after 3.5 years. A common pool of equipment will be used and scheduled across all active pits so that movement between the pits is minimized and consumables and spare parts are shared within the fleet.

A total of fourteen mining stages were designed and scheduled for the Séguéla Gold Project, consisting of individual pits or pit stages within a final pit design. Consideration for pit stages was for planning and scheduling practicality purposes. The schedule utilizes the pit and phase designs and stockpiling strategy to fill the mill at 1.25 million tonnes per annum ("Mtpa") initially and then increasing to 1.57 Mtpa in year 3.

The mine schedule delivers 12.1 Mt of ore grading 2.8g/t gold to the mill over a nine-year mine life, including three months of pre-production.

Processing and Recovery Operations

The feasibility study in the Séguéla Technical Report contemplates a single stage primary crush/SAG milling comminution circuit where the ore will be drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material will by conveyed to a surge bin. Crushed ore and water will be fed to the mill.

The mill will operate in closed circuit with hydrocyclones, with cyclone underflow reporting to the mill feed. A portion of the cyclone underflow slurry will be fed to the gravity circuit for recovery of gravity gold. The gravity concentrator tailings will flow to the cyclone feed hopper, while the gravity concentrate will report to an intensive leach circuit. Gold in solution will be recovered in a dedicated electrowinning system.

Screened cyclone overflow will be thickened prior to the CIL circuit. Loaded carbon drawn from the CIL circuit will be stripped by the split AARL method. The resultant gold in solution will be recovered by electrowinning. Recovered gold from the cathodes will be filtered, dried and smelted in a furnace to doré bars.

The feasibility study assumes a forecast gold recovery rate of 94.5% for the life of the production plan.

A gold price of $1,600/oz based on analyst consensus was used for the economic analysis.

The Séguéla Gold Project is expected to produce gold doré which is readily marketable on an 'ex-works' or 'delivered' basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact the price or render the product unsalable.

Payment terms are widely available in the public domain and vary little from refinery to refinery.

Infrastructure, Permitting and Compliance Activities

The tailings system will comprise of two parallel tailings lines and associated tailings pumps. The tailings storage facility ("TSF") will comprise a side-valley storage formed by two multi-zoned earth-fill embankments, designed to accommodate 13.0 Mt of tailings and built utilising the downstream construction methodology. The TSF will be designed to comply to ANCOLD (2019) guidelines and will include a HDPE geomembrane liner.

A water storage dam supplied with runoff water, mine dewatering and underground water will be the main collection and storage pond for clean raw and process water.

The envisioned power supply is through a connection to the Côte d'Ivoire electricity grid by a 2,400 m tee into the 90kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90kV transmission line from the 225/90kV Laboa substation. The Laboa substation is part of a 225kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225kV. The grid supply from Côte d'Ivoire is, by world standards, economically priced and much more financially favourable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-10

The Séguéla Gold Project's peak total greenhouse gas ("GHG") emissions is projected at 67,676 tCO2e. Based on fuel and energy consumption and the total production of gold, the Séguéla Gold Project's energy and GHG emission intensities are estimated at 4.39 GJ/oz and 0.58 tCO2e/oz, respectively.

The primary environmental approval required to develop the Séguéla Gold Project is decreed by the Ivorian Environment Minister and is necessary for the issuance of the mining license. Roxgold has contracted the consulting firm CECAF to undertake the project baseline studies and compile the environmental and social impact assessment ("ESIA") required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA, a conceptual resettlement action plan has been developed for any physical or economic displacement of people or communities as a result of the project's development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations and governmental examination, the ESIA for the Séguéla Gold Project has been approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261 dated September 22, 2020 on ESIA approbation for the exploitation of a gold mine in Séguéla department). This decree allows the project to be built and exploited in accordance to the conditions listed into the environmental permit application file and the decree.

At this time, there is no permanent artisanal ("ASM") settlement on the identified deposits or nearby, with the presence of only few hundred ASM miners from time to time in the project area. The ASM activities can be characterized as being unauthorized, dispersed, intermittent and not mechanized for the exploitation of the deposits. Because of the implementation of a stakeholder management plan ensuring a good relationship between the company and the local authorities, village leaders, landowners, plus regular monitoring of the land occupancy on the exploration sites and the intervention of the authorities to avoid the establishment of organized ASM, the ASM activities in the project area can be qualified as being controlled.

The conceptual closure plan presented in the ESIA assumes the mine areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed in compliance with the national practices and regulations, and consistent with IFC and other guidelines.

At the end of 2020, in addition of the Environmental Permit, the Exploitation Permit was granted by the Council of Ministers on December 9, 2020 and signed as a decree by the President of Côte d'Ivoire (Decree No.2020-960 dated December 9, 2020 on gold exploitation permit in Séguéla department). This permit covers an area of 353.6 km2 and is valid for 10 years, with opportunities to renew as further growth and expansion is proven.

Capital and Operating Costs

The capital required to develop Séguéla Gold Project as detailed in the feasibility study is estimated to be $142 million (including $8 million contingency) with an additional $173 million of sustaining capital and $11 million of closure costs over the nine-year mine life.

Summary of development capital costs.

Capital Costs	Value ($M)
Mining	$4.6
Processing	$81.3
Infrastructure and Sustainability	$39.3
G&A	$9.0
Contingency	$8.0
Total	$142.2

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-11

The mining pre-production capital relates to mining activities, plant and infrastructure construction activities and owners team assembly prior to first material being delivered to the processing facility, where 315,000 tonnes of ore and 625,000 tonnes of waste are mined in order to establish a reasonable stockpile ahead of processing operations commencing. All contractor mobilization and setup costs are included in the pre-production capital allowance.

The processing plant capital relates to a facility with a nominal hard rock throughout of 1.25 Mtpa and compliant with other key process design criteria summarized in Section 17. The capital cost estimate is based on a fixed sum engineering, procurement and construction ("EPC") implementation approach and horizontal (discipline based) construction contract packaging. The EPC costs originate from a firm price from a reputable, experienced EPC contractor selected via a competitive tendering process. These costs include the procurement of equipment, materials and services to construct the complete process plant on a fixed cost basis as defined by the EPC scope of work.

The infrastructure pre-production cost includes site roads, utilities, buildings, mobile equipment, electrical distribution, tailings management facility, and water storage dam. The sustainability pre-production cost includes land compensation, livelihood restoration, and COVID-19 management and medical expenses.

Operating costs, which includes mining, processing, general and administrative costs, royalties and refining costs totals $652 per payable ounce of gold sold over the nine-year operating plan in the feasibility study. AISC, which includes sustaining capital, reclamation, and corporate general and administration totals $832 per payable ounce of gold sold over the nine-year operating plan in the feasibility study.

	Units	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Mining	$M	30.7	44.1	48.6	45.5	38.9	56.2	40.4	31.8	26.9
Processing	$M	18.6	18.6	19.5	19.2	16.2	16.4	17.5	15.6	10.0
General and Administration	$M	8.3	8.2	7.5	7.5	7.3	7.4	7.0	6.5	4.3
Refining	$M	0.3	0.4	0.3	0.4	0.3	0.4	0.2	0.2	0.1
Total OPEX	$M	57.9	71.3	75.9	72.6	62.7	80.4	65.1	54.2	41.4
	$/t	46.31	57.03	48.35	46.22	50.75	61.71	41.48	38.20	46.13

The Séguéla Gold Project has been evaluated on a discounted cash flow basis. The results of the feasibility study analysis show the project to be economically very robust. The pre-tax net present value with a 5% discount rate (NPV5%) is $455 million and with an IRR of 53% using a base gold price of $1,600/oz. The economic analysis assumes that Roxgold will provide all development funding via inter-company loans to the mine operating entity, which will be repaid with interest from future gold sales. On this basis, over the nine-year operating mine plan outlined in the feasibility study, Roxgold's 90% interest in the project is expected to provide an after-tax NPV5% of $380 million and an IRR of 49% at a gold price of $1,600/oz.

Payback period is expected to be 1.7-years at a gold price of $1,600/oz. Payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Séguéla Gold Project.

Like most gold mining projects the key economic indicators of NPV5% and IRR are most sensitive to changes in gold price. A $200/oz reduction in the gold price would reduce Roxgold's after-tax NPV5% by $109 million and reduce the IRR by 11%. A $200/oz increase in the gold price would increase Roxgold's NPV5% by $98 million and increase the IRR by 15%.

The cash flow analysis has been prepared on a constant 2021 US dollar basis. No inflation or escalation of revenue or costs has been incorporated.

Exploration, Development and Production

Roxgold, in collaboration with independent consultants, has prepared a feasibility study which confirms the continued economic viability of the Séguéla based on Mineral Reserves. The Séguéla Technical Report provides a summary of the results and findings from each major area of investigation to a level that is considered to be consistent with that normally expected with feasibility studies for resource development projects. The financial analysis performed from the results of the study demonstrates the robust economic viability of the proposed Séguéla Gold Project using the base case assumptions considered.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-12

A summary of the recommendations and contemplated activities of the Company moving forward as provided in the Séguéla Technical Report is as follows:

•	Additional Mineral Resource definition drilling (infill and extension) where applicable, to upgrade the Mineral Resource classification to Indicated Mineral Resources and extend the known Mineral Resources;

•	Review and re-rank existing regional exploration results and targets followed by selective drill testing of those proximal to the defined Mineral Resource estimates;

•	Further extension and infill drilling of the down-plunge projections of high grade mineralization beyond the presently defined open pit limits in support of underground mining potential. If successful, this work should also consider trade-off studies to further optimise the final pit depths and the potential to mine current open pit ore via an underground operation;

•	Detailed structural analysis of the Antenna, Ancien, Agouti, Boulder and Koula deposits, based on high-quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Séguéla Gold Project;

•	Roxgold intends to continue with the systematic approach to the exploration and development of the Séguéla Gold Project. Roxgold has budgeted for ongoing exploration, with approximately $5.4 million allocated for 2021, and will proceed with the recommended work as planned, with any future work to be planned contingent upon the results of this initial phase;

•	Finalization of the ground improvement requirements for critical structures at the process plant;

•	Investigate the potential for closer sources of construction materials, namely competent fill, sand and rock (aggregate) supply to minimise importation costs;

•	Carbon adsorption modelling for various combinations of carbon movement rates and concentration profiles should be considered. The test results from the feasibility study indicates that gold adsorption is below average for this slurry which was unexpected given the 'clean' nature of the ores. Confirmatory test work is recommended but not essential as the impact on the CIL / elution circuit design will be modest;

•	Undertake more comprehensive test work for silver and explore the economics to recover silver in the process plant;

•	An optimization study of the mining strategy, open pit to underground mining transition, and geotechnical pit slope angles to reduce strip ratio and waste movement yielding an increase in the overall project NPV. This study should be conducted in the next phase of engineering investigation in 2021 (approximately $530,000);

•	Tender the major construction (e.g. bulk earthworks, grid connection) and mining contracts to more accurately define the project costs and economics;

•	Continuing climate data collection on site to establish variation between project site and other long-term monitoring data sources;

•	Continue to engage effectively with all the stakeholders as the project develops including those concerned by the impacts on the regional infrastructures;

•	Further studies to investigate the impacts of the project on water quality and the long-term potential impacts of the tailings storage facility on surface and ground water quality;

•	Locate additional air quality and noise monitoring points at the boundary between the new project infrastructure and the closest villages to provide a more robust baseline; and

•	Consider the cover designs or dust suppression systems for the waste rock dumps and tailings facilities to minimize the generation of windblown dust from the surface of these facilities.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-13

Market for Securities

Roxgold is a reporting issuer in each of the provinces and territories of Canada other than Québec. The Roxgold Shares are listed on the TSX under the symbol "ROXG" and are quoted on the OTCQX under the symbol "ROGFF" and on the Frankfurt Open Market under the symbol "WF8B". On April 23, 2021, the last trading day prior to the announcement that Roxgold and Fortuna had entered into the Arrangement Agreement, the closing prices of the Roxgold Shares on the TSX and OTCQX were C$1.92 and $1.53, respectively. The following table sets forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the Roxgold Shares on the TSX and the OTCQX.

Description of Roxgold Shares

Roxgold is authorized to issue an unlimited number of Roxgold Shares, of which as at May 11, 2021, there were 374,933,842 issued and outstanding Roxgold Shares. Holders of Roxgold Shares are entitled to receive notice of any meetings of the holders of Roxgold Shares, and to attend and to cast one (1) vote per Roxgold Share held at all such meetings. Holders of Roxgold Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Roxgold Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Roxgold Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Roxgold Board at its discretion from funds legally available therefor, and upon the liquidation, dissolution or winding up of Roxgold are entitled to receive on a pro rata basis the net assets of Roxgold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Roxgold Shares with respect to dividends or liquidation. The Roxgold Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Commitments to Acquire Securities of Roxgold

Except as disclosed in this Circular, there are no agreements, commitments or understandings to acquire securities of Roxgold by: (i) Roxgold; (ii) any directors or officers of Roxgold; or (iii) to the knowledge of the directors and officers of Roxgold, after reasonable enquiry, by any insider of Roxgold (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of Roxgold or any person or company acting jointly or in concert with Roxgold.

Previous Distributions

Other than as described in the tables below, there have been no distributions of Roxgold Shares during the previous five years prior to the date of this Circular.

Roxgold Shares

Date	Price per Security (C$)	Number of Securities	Aggregate Gross Proceeds to Roxgold (C$)
July 14, 2016(1)	0.90	12,891,676	11,602,508.40
March 8, 2016(2)	0.80	28,750,000	23,000,000.00

Notes
(1)	Roxgold Shares issued as a result of the exercise of warrants.
(2)	Roxgold Shares issued through a bought deal offering.

Roxgold Options

Year(1)	Price Range per Security (C$)	Number of Securities	Aggregate Gross Proceeds to Roxgold (C$)
2021-2020	0.69-1.20	1,976,667	3,348,205
2020-2019	0.55-1.20	1,830,000	2,219,599
2019-2018	0.49-0.70	1,300,000	948,250
2018-2017	0.61-0.96	2,181,666	1,578,267
2017-2016	0.55-1.25	3,724,656	3,056,747

Notes
(1)	The Roxgold Shares included in this table were issued upon exercise of Roxgold Options pursuant to the Roxgold Stock Option Plan. The date ranges correspond to May 27 of each year in the range provided below.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-14

Roxgold PSUs, Roxgold RSUs and Roxgold DSUs

Year(1)	Price Range per Security (C$)	Number of Securities	Aggregate Gross Proceeds to Roxgold (C$)
2021-2020	-	615,947	-
2020-2019	-	481,933	-
2019-2018	-	722,500	-
2018-2017	-	-	-
2017-2016	-	1,692,046	-

Notes
(1)	The Roxgold Shares included in this table were issued upon conversion of Roxgold PSUs and Roxgold RSUs under the Roxgold Restricted Share Unit Plan as well as Roxgold DSUs under the Roxgold Deferred Share Unit Plan. The date ranges correspond to May 27 of each year in the range provided below. Roxgold PSUs, Roxgold RSUs and Roxgold DSUs when settled in Roxgold Shares do not have an exercise price and there are no proceeds to Roxgold upon settlement.

Dividend History

Roxgold has never declared or paid cash dividends on its common shares. Any future dividend payment will be made at the discretion of the Roxgold Board and will depend on Roxgold's financial needs to fund its planned programs and its future growth, and any other factor that the Roxgold Board deems necessary to consider in the circumstances.

Price Range and Trading Volumes of Roxgold Shares

The Roxgold Shares are listed and posted for trading on the TSX under the symbol "ROXG" and are quoted on the OTCQX under the symbol "ROGFF" and on the Frankfurt Open Market under the symbol "WF8B". The following table sets forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the Roxgold Shares on the TSX and the OTCQX.

	TSX				OTCQX
	High (C$)	Low (C$)	Close (C$)	Volume	High ($)	Low ($)	Close ($)	Volume
2021
May (1-25)	2.28	2.01	2.28	33,627,916	2.00	1.64	1.89	1,487,047
April	2.32	1.56	2.04	64,442,421	1.86	1.25	1.65	3,273,476
March	1.83	1.35	1.55	21,538,775	1.48	1.06	1.25	1,777,659
February	1.53	1.34	1.38	10,689,447	1.25	1.05	1.09	1,411,702
January	1.69	1.37	1.39	14,276,806	1.38	1.07	1.09	1,350,152
2020
December	1.81	1.57	1.61	15,514,789	1.41	1.18	1.25	921,717
November	1.82	1.49	1.65	22,004,832	1.40	1.15	1.26	2,433,652
October	1.89	1.65	1.73	17,994,155	1.48	1.24	1.30	1,121,934
September	1.92	1.55	1.71	23,432,013	1.47	1.18	1.28	1,750,568
August	1.78	1.42	1.62	17,395,082	1.34	1.04	1.24	2,436,295
July	1.72	1.43	1.66	26,014,788	1.32	1.07	1.25	2,771,967
June	1.60	1.22	1.53	24,355,058	1.18	0.88	1.14	1,126,821
May	1.45	1.21	1.27	34,485,271	1.07	0.87	0.95	1,872,185

On May 25, 2021, the closing price of the Roxgold Shares on the TSX was C$2.28 and the closing price of the Roxgold Shares on the OTCQX was $1.89.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-15

Prior Purchases or Sales

The following table summarizes the issuances by Roxgold of Roxgold Shares, or securities convertible into Roxgold Shares, within the twelve months preceding the date of this Circular:

Date	Security	Price per Security (C$)	Number of Securities
February 4, 2021	Roxgold Shares(1)	1.47	49,463
January 12, 2021	Roxgold PSUs(2)	1.49	1,392,617
January 12, 2021	Roxgold RSUs(2)	1.49	2,171,145
January 4, 2021	Roxgold Shares(3)	1.64	100,000
December 21, 2020	Roxgold Shares(3)	1.76	35,000
December 17, 2020	Roxgold Shares(4)	1.75	517,772
December 17, 2020	Roxgold Shares(3)	1.75	1,050,000
November 11, 2020	Roxgold Shares(3)	1.69	91,667
September 17, 2020	Roxgold Shares(3)	1.81	50,000
September 16, 2020	Roxgold Shares(3)	1.83	75,000
September 2, 2020	Roxgold Shares(3)	1.57	50,000
July 23, 2020	Roxgold Shares(3)	1.61	150,000
July 10, 2020	Roxgold Shares(3)	1.54	300,000
July 6, 2020	Roxgold Shares(3)	1.54	75,000
July 6, 2020	Roxgold Shares(4)	1.54	48,712
June 22, 2020	Roxgold Shares(3)	1.35	150,000
June 19, 2020	Roxgold Shares(3)	1.35	75,000
May 25, 2020	Roxgold Shares(3)	1.36	75,000
May 1, 2020	Roxgold Shares(3)	1.38	50,000

Notes:

(1)	Roxgold Shares issued upon conversion of Roxgold PSUs under the Roxgold Restricted Share Unit Plan.

(2)	Roxgold PSUs and Roxgold RSUs issued to eligible persons under the Roxgold Restricted Share Unit Plan.

(3)	Roxgold Shares issued upon exercise of Roxgold Options under the Roxgold Stock Option Plan.

(4)	Roxgold Shares issued upon conversion of Roxgold RSUs under the Roxgold Restricted Share Unit Plan.

There have been no purchases by Roxgold of Roxgold Shares, or securities convertible into Roxgold Shares, within the twelve months preceding the date of this Circular.

Legal Proceedings and Regulatory Actions

Roxgold is not a party to, nor is any of its property the subject of, any material legal proceedings, and there are no material legal proceedings known by Roxgold to be contemplated. Roxgold has not: (i) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2020; (ii) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (iii) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2020.

Transfer Agent, Registrar and Auditor

The transfer agent and registrar for the Roxgold Shares is Computershare Investor Services Inc. of Canada at its offices in Toronto, Ontario, 8th floor, 100 University Avenue, M5J 2Y1.

The auditors of Roxgold are PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-16

Available Information

Roxgold files reports and other information with the each of the securities regulators in the provinces and territories of Canada other than Québec. These reports containing additional information with respect to Roxgold's business and operations are available to the public free of charge on Roxgold's issuer profile on SEDAR at www.sedar.com and on Roxgold's website at www.roxgold.com. Information contained on Roxgold's website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Fortuna Shareholders for the purpose of determining whether to approve the Share Issuance Resolution.

Documents Incorporated by Reference

Information has been incorporated by reference in this Schedule "F" from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada other than Quebec. Copies of the documents incorporated herein by reference may be obtained on request without charge from Roxgold's Corporate Secretary at 500, 360 Bay Street, Toronto, Ontario, M5H 2V6. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on Roxgold's issuer profile on SEDAR at www.sedar.com or on Roxgold's website at www.roxgold.com.

The following documents of Roxgold filed with the various securities commissions or similar authorities in each of the provinces of Canada other than Quebec are specifically incorporated by reference into and form an integral part of this Schedule "F":

(a)	the Roxgold AIF;

(b)	the audited consolidated financial statements of Roxgold for the years ended December 31, 2020 and 2019, together with the notes thereto and the auditor's report thereon;

(c)	the condensed interim consolidated financial statements of Roxgold for the three months ended March 31, 2021 and 2020, together with the notes thereto;

(d)	Roxgold's management's discussion and analysis for the year ended December 31, 2020 (the "Annual Roxgold MD&A");

(e)	Roxgold's management's discussion and analysis for the three months ended March 31, 2021 (the "Interim Roxgold MD&A");

(f)	Roxgold's management information circular dated May 26, 2021 in respect of the annual meeting to be held on June 28, 2021;

(g)	Roxgold's management information circular dated May 26, 2021 in respect of the special meeting to be held on June 28, 2021; and

(h)	Roxgold's material change report dated May 6, 2021 with respect to the entering into of the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Roxgold with the securities commissions or similar authorities in each of the provinces and territories of Canada other than Quebec subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Schedule "F". Readers should refer to these documents for important information concerning Roxgold.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-17

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule "F" to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Schedule "F".

Information contained or otherwise accessed through Roxgold's website, www.roxgold.com, or any website, other than those documents specifically incorporated by reference herein and filed on Roxgold's issuer profile on SEDAR at www.sedar.com, does not form part of this Circular.

Risk Factors

The business and operations of Roxgold are subject to risks. In addition to considering the other information in this Circular, readers should consider carefully the factors set forth in the Roxgold AIF, the Annual Roxgold MD&A and the Interim Roxgold MD&A, each of which are incorporated by reference herein.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Roxgold| Page F-18

Schedule "G"

Information Concerning Post-Arrangement Fortuna

The following is a summary of Post-Arrangement Fortuna, its business and operations and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular.

Except as otherwise described in this Schedule "G", the business of Post-Arrangement Fortuna and information relating to Post-Arrangement Fortuna shall be that of Fortuna generally disclosed elsewhere in this Circular.

Overview

Corporate Structure

On completion of the Arrangement, Post-Arrangement Fortuna will continue the current operations of Fortuna and Roxgold under the name "Fortuna Silver Mines Inc.", and be governed by the laws of the Province of British Columbia. The Arrangement will result in the acquisition of all of the Roxgold Shares by Fortuna and the amalgamation of Roxgold and SubCo to form NewCo.

It is expected that the management head office of Post-Arrangement Fortuna will continue to be located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru and its head and registered office will continue to be located at 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6.

The following diagram sets forth the corporate structure of Post-Arrangement Fortuna.4

4 Roxgold is in the process of transferring the exploitation permit for the Séguéla Gold Project from LGL Exploration Côte d’Ivoire SA to Roxgold Sango SA.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Fortuna| Page G-1

Description of the Business

Post-Arrangement Fortuna will carry on the business operated by Fortuna and Roxgold, and it will continue to engage in mining activities, including exploring for, extracting and processing precious and base metals. Following completion of the Arrangement, Fortuna's efforts will be focused on: the successful integration of the business and operations of Roxgold into Post-Arrangement Fortuna; launching the construction at the Séguéla Gold Project in the third quarter of 2021; continuing the accelerated pace of advanced exploration at the Boussoura Project and on the extensive 250,000 hectare land package in West Africa. Post-Arrangement Fortuna will have multiple brownfields and greenfields options in its combined portfolio to make capital investments.

Post-Arrangement Fortuna's portfolio of assets will include:

•	the Caylloma Mine;

•	the San Jose Mine;

•	the Lindero Mine;

•	the Yaramoko Mine Complex;

•	the Séguéla Gold Project;

•	the Boussoura Project;

•	545,000 hectare exploration land package (owned and/or under option) in the Americas and West Africa; and

•	projected pro forma average annual EBITDA of over $500 million (2021E to 2023E).[56]

Further information regarding the Caylloma Mine, the San Jose Mine and the Lindero Mine can be found in the Fortuna AIF, while further information regarding the Yaramoko Mine Complex, the Séguéla Gold Project and the Boussoura Project can be found in the Roxgold AIF, each of which are incorporated by reference herein. Additional information can also be found in the Fortuna Technical Reports and the Roxgold Technical Reports, which are not incorporated by reference herein but are summarized in the Fortuna AIF and Roxgold AIF, which are filed on Fortuna's and Roxgold's respective issuer profiles on SEDAR at www.sedar.com.

Description of Share Capital

The authorized share capital of Post-Arrangement Fortuna will be the same as the currently authorized share capital of Fortuna and there will be no change in the rights associated with the Fortuna Shares. The authorized share capital of Fortuna consists of an unlimited number of Fortuna Shares without par value. See "Description of Capital Structure" in the Fortuna AIF, which is incorporated by reference herein.

Based on the number of issued and outstanding Fortuna Shares and Roxgold Shares as at the Record Date and assuming that no Fortuna Shares are issued in settlement of Roxgold Incentive Awards at the Effective Time and that there are no Dissenting Shareholders, it is anticipated that there will be 291,423,227 Fortuna Shares issued and outstanding upon completion of the Arrangement. In addition, Fortuna Shares may be issued at and after the Effective Time in settlement of Roxgold Incentive Awards, in accordance with the terms of the Plan of Arrangement, however it cannot be determined at this time if any such Fortuna Shares will be issued.

Pro Forma Information

Unaudited Pro Forma Financial Information

Pro forma consolidated financial statements of Post-Arrangement Fortuna following completion of the Arrangement have been compiled from the underlying financial statements of Fortuna and Roxgold, which have each been prepared in accordance with IFRS, to illustrate the effect of the Arrangement. The unaudited pro forma consolidated financial statements of Post-Arrangement Fortuna and accompanying notes are included in Schedule "H" to this Circular.

[5]	Production profile estimation assumes the successful construction of the Séguéla Gold Project based on the Feasibility Study announced by Roxgold on April 19, 2021.
[6]	See "Non-IFRS Measures".

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Fortuna| Page G-2

Pro Forma Consolidated Capitalization

The following table sets forth the approximate capitalization of Fortuna as at March 31, 2021, both before and after giving effect to the Arrangement.

Designation of Security	As at March 31, 2021 (Before Giving Effect to the Arrangement)		As at March 31, 2021 (After Giving Effect to the Arrangement)
Fortuna Credit Facilities		$119,887,000	$119,887,000
Roxgold Credit Facilities	$	nil	$31,105,000
Share Capital		$496,249,000	$1,166,588,000	(1)(2)
Common Shares		185,122,925	291,229,202	(1)(2)
Debentures(3)		$46,000,000	$46,000,000

Notes:

(1)	Based on there being (i) 185,122,925 Fortuna Shares outstanding as of March 31, 2021; and (ii) 374,933,842 Roxgold Shares outstanding as of March 31, 2021, entitling the holder thereof to acquire 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share held at the Effective Time.

(2)	Amount represents issuance of 106,106,277 Fortuna Shares to Roxgold Shareholders as Consideration for the Roxgold Shares at a fair value of $6.32 (C$7.65) per Fortuna Share, which represents the closing price of the Fortuna Shares as at May 14, 2021.

(3)	Reflects the face value of the Debentures.

Dividends

There will be no restrictions in Post-Arrangement Fortuna's articles or elsewhere, other than customary general solvency requirements, which would prevent Post-Arrangement Fortuna from paying dividends following completion of the Arrangement. However, Fortuna has not paid any dividends on the Fortuna Shares since incorporation and does not anticipate that any dividends will be paid on the Fortuna Shares in the immediate future, as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties. Any decision to pay dividends on the Fortuna Shares in the future will be made by the Fortuna Board on the basis of the earnings, financial requirements and other conditions existing at such time.

Principal Securityholders

To the best of the knowledge of the directors and officers of Fortuna and Roxgold, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Fortuna Shares, after giving effect to the Arrangement.

Following the completion of the Arrangement, separately or together, Fortuna does not anticipate that: (i) any person will hold more than 20% of the Fortuna Shares; or (ii) control of Post-Arrangement Fortuna will be materially affected.

Executive Officers and Directors of Post-Arrangement Fortuna

Executive Officers

Following the completion of the Arrangement, it is expected that the executive officers of Post-Arrangement Fortuna will be the current executive officers of Fortuna, which includes the following individuals: (i) Jorge Ganoza Durant (President & CEO); (ii) Luis Ganoza Durant (CFO); (iii) Manuel Ruiz-Conejo (VP Operations); (iv) Jose Pacora (VP Project Development); (v) David Volkert (VP Exploration); and (vi) Eric Chapman (VP Technical Services).

Following completion of the Arrangement, Paul Criddle, Roxgold's Chief Operating Officer and Paul Weedon, Roxgold's Vice President, Exploration, will continue their employment as executive officers or senior officers, as applicable, of Roxgold (or an affiliate of Roxgold or Fortuna) and will report directly to the CEO of Fortuna.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Fortuna will be led by the current Chair of the Fortuna Board, David Laing, and that the board of directors will be comprised of seven directors, including the six current directors of Fortuna, being David Laing, Jorge A. Ganoza Durant, Mario Szotlender, David Farrell, Alfredo Sillau, and Kylie Dickson, together with Kate Harcourt, a current director of Roxgold, who has indicated her willingness to be appointed to the Fortuna Board and who Fortuna intends to appoint upon completion of the Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Fortuna| Page G-3

Compensation of Executives and Directors

Following the completion of the Arrangement, it is expected that Post-Arrangement Fortuna will maintain the current policies of Fortuna with respect to executive and director compensation. See Schedule "I" – "Statement of Executive Compensation".

Transfer Agent, Registrar and Auditor

It is expected that following completion of the Arrangement, the transfer agent and registrar for the Fortuna Shares and the Debentures will continue be Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and that the co-transfer agent and registrar for the Fortuna Shares in the United States will continue to be Computershare Trust Company at its principal office in Golden, Colorado.

It is expected that the auditors for Post-Arrangement Fortuna will continue to be KPMG LLP of Vancouver, British Columbia.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Fortuna| Page G-4

Schedule "H"

Unaudited Pro Forma Financial Statements of Post-Arrangement Fortuna

PRO FORMA FINANCIAL STATEMENTS

MARCH 31, 2021 AND DECEMBER 31, 2020

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-1

Fortuna Silver Mines Inc.

Pro Forma Statement of Financial Position

As at March 31, 2021

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

	Fortuna Silver Mines Inc.	Roxgold Inc.	Pro Forma Adjustments	Notes	Pro Forma
Current assets
Cash and cash equivalents	$145,678	$56,504	$(52,638)	5(b,h)	$149,544
Trade and other receivables	77,973	24,733	-		102,706
Inventories	50,408	17,386	-		69,794
Other assets	6,540	3,537	-		10,077
	280,599	102,160	(52,638)		330,121
Non-current assets
Mineral properties and exploration and evaluation assets	375,920	179,534	699,396	5(a)	1,254,850
Property, plant and equipment	403,490	46,002	-		449,492
Other assets	9,065	13,961	-		23,026
Deferred tax assets		2,808	(2,808)	5(g)	-
Total assets	$1,069,074	$344,465	$643,950		$2,057,489

Current liabilities
Trade and other payables	$62,920	$45,448	-		$108,368
Contract liability		3,428	-		3,428
Current portion of debt	119,887	14,619	-		134,506
Income taxes payable	17,124	12,414	-		29,538
Current portion of lease obligations	6,218	5,210	-		11,428
Current portion of closure and reclamation provisions	651	-	-		651
	206,800	81,119	-		287,919
Non-current liabilities
Debt	39,157	16,486	-		55,643
Deferred tax liabilities	18,802	15,721	163,600	5(f)	198,123
Closure and reclamation provisions	36,490	3,237	-		39,727
Lease obligations	12,410	9,656	-		22,066
Other liabilities	2,517	2,097	-		4,614
Total liabilities	316,176	128,316	163,600		608,092

Shareholders' equity
Share capital	496,249	211,939	458,400	5(d,e)	1,166,588
Reserves	21,507	24,984	(6,643)	5(d,e)	39,848
Retained earnings	253,142	(54,812)	33,849	5(d,h)	214,179
Accumulated other comprehensive income		13,304	(13,304)	5(d)	-
Equity attributable to the Company's shareholders	752,898	195,415	480,350		1,499,397
Non-controlling interest		20,734	8,049	5(i)	28,783
Total shareholders' equity	752,898	216,149	480,350		1,449,397
Total liabilities and shareholders' equity	$1,069,074	$344,465	$643,950		$2,057,489

The accompanying notes are an integral part of these pro forma financial statements.

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-2

Fortuna Silver Mines Inc.

Pro Forma Income Statement

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

	Fortuna Silver Mines Inc.	Roxgold Inc.	Pro Forma Adjustments	Notes	Pro Forma
Revenue	$117,822	$60,625	-		$178,447
Cost of sales	(66,511)	(39,860)	(4,871)	5(a)	(111,242)
Mine operating income	51,311	20,765	(4,871)		67,205
General and administration	(8,576)	(2,669)	-		(11,245)
Exploration and evaluation	(212)	(5,889)	5,889	5(c)	(212)
Foreign exchange gain (loss)	(2,398)	(2,534)	-		(4,932)
Other income (expenses)	247	(627)	-		(380)
Operating income	40,372	9,046	1,018		50,436
Interest and finance costs, net	(2,430)	(1,475)	-		(3,905)
Gain on derivatives	1,742	361	-		2,103
Income before tax	39,684	7,932	1,018		48,634
Current income tax expense	(13,979)	(2,597)	-		(16,576)
Deferred income tax recovery	697	235	(254)	5(a)	678
Net income	$26,402	$5,570	$764		$32,736

Net income attributable to:
Equity holders of the Company	$26,402	$4,396	$764		$31,562
Non-controlling interest	—	1,174	-		1,174
	$26,402	$5,570	$764		$32,736

Net income per share attributable to equity holders of the Company (Note 7)
Basic	$0.14				$0.11
Diluted	$0.14				$0.11

Weighted average shares outstanding
Basic (thousands)	184,334				290,440
Diluted (thousands)	195,154				303,495

The accompanying notes are an integral part of these pro forma financial statements.

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-3

Fortuna Silver Mines Inc.

Pro Forma Income Statement

For the year ended December 31, 2020

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

	Fortuna Silver Mines Inc.	Roxgold Inc.	Pro Forma Adjustments	Notes	Pro Forma
Revenue	$278,966	$239,686	-		$518,652
Cost of sales	(168,745)	(151,305)	(23,336)	5(a)	(343,386)
Mine operating income	110,221	88,381	(23,336)		175,266
General and administration	(35,086)	(9,857)	-		(44,943)
Exploration and evaluation	(1,196)	(29,617)	29,617	5(c)	(1,196)
Share of loss from associates	(76)	-	-		(76)
Foreign exchange gain (loss)	(12,197)	2,612	-		(9,585)
Other expenses	(4,428)	(5,013)	-		(9,441)
Operating income	57,238	47,316	6,281		110,025
Investment gains	3,306	-	-		3,306
Interest and finance costs, net	(1,413)	(5,290)	-		(6,703)
Loss on derivatives	(176)	(4,998)	-		(5,174)
Income before income taxes	58,955	36,218	6,281		101,454
Current income tax expense	(38,818)	(14,005)	-		(52,823)
Deferred income tax recovery	1,416	2,688	(2,725)	5(a,c)	1,379
Net income	$21,553	$24,901	$3,556		$50,010

Net income (loss) attributable to:
Equity holders of the Company	$21,553	$18,866	$4,826		$45,245
Non-controlling interest	—	6,035	(1,270)		4,765
	$21,553	$24,901	$3,556		$50,010

Net income per share attributable to equity holders of the Company (Note 7)
Basic	$0.12				$0.16
Diluted	$0.12				$0.15

Weighted average shares outstanding
Basic (thousands)	174,993				281,099
Diluted (thousands)	186,073				294,414

The accompanying notes are an integral part of these pro forma financial statements.

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-4

Fortuna Silver Mines Inc.

Pro Forma Notes to the Financial Statements

For the three months ended March 31, 2021 and year ended December 31, 2020

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

These unaudited pro forma financial statements have been prepared in connection with the proposed transaction between Fortuna Silver Mines Inc. (the "Company") and Roxgold Inc. ("Roxgold"), whereby the Company will acquire all of the issued and outstanding common shares of Roxgold (the "Transaction") by way of statutory plan of arrangement ("Plan of Arrangement") under the Business Corporations Act (British Columbia). The Transaction is expected to close early in the third quarter of 2021.

These unaudited pro forma financial statements have been prepared using information derived from, and should be read in conjunction with, the condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2021 and the consolidated financial statements of the Company for the year ended December 31, 2020; and the condensed consolidated interim financial statements of Roxgold as at and for the three months ended March 31, 2021 and the consolidated financial statements of Roxgold for the year ended December 31, 2020. The historical annual financial statements of the Company and Roxgold were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These pro forma financial statements have been compiled from and include:

a) An unaudited pro forma statement of financial position as at March 31, 2021 combining:

i.	The unaudited condensed consolidated interim statement of financial position of the Company as at March 31, 2021;

ii.	The unaudited condensed consolidated interim statement of financial position of Roxgold as at March 31, 2021; and

iii.	The adjustments described in note 5.

b) An unaudited pro forma income statement for the three months ended March 31, 2021 combining:

i.	The unaudited condensed interim consolidated income statement of the Company for the three months ended March 31, 2021;

ii.	The unaudited condensed interim consolidated statement of income of Roxgold for the three months ended March 31, 2021; and

iii.	The adjustments described in note 5.

c) An unaudited pro forma income statement for the year ended December 31, 2020 combining:

i.	The consolidated income statement of the Company for the year ended December 31, 2020;

ii.	The consolidated statement of income of Roxgold for the year ended December 31, 2020; and

iii.	The adjustments described in note 5.

The unaudited pro forma statement of financial position as at March 31, 2021 reflects the Transaction as if it was completed on March 31, 2021. The unaudited pro forma income statements for the three months ended March 31, 2021 and for the year ended December 31, 2020 have been prepared as if the Transaction had occurred on January 1, 2020.

The unaudited pro forma financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma financial statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred on completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-5

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma financial statements are set out in the Company's audited consolidated financial statements for the year ended December 31, 2020 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021. In preparing the unaudited pro forma financial statements, a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Roxgold and those of the Company where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Roxgold conform, in all material respects, to those of the Company except for the accounting for exploration and evaluation expenditures. A final review will be completed after closing to ensure all differences have been identified and recognized. Certain of Roxgold's assets, liabilities, income and expenses have been reclassified to conform to the Company's consolidated financial statement presentation.

3.	DESCRIPTION OF THE TRANSACTION

Capitalized terms used but not otherwise defined herein have the meaning given to such terms in the Plan of Arrangement attached to the Circular as Schedule "B" to this Circular.

Upon completion of the Transaction (the "Effective Time"), Roxgold shareholders (other than those who validly dissent) will be entitled to receive 0.283 common shares of the Company for each Roxgold common share ("Roxgold Share") held (the "Exchange Ratio") and C$0.001 in cash for each such Roxgold Share held.

In addition, pursuant to the Plan of Arrangement, each option to acquire Roxgold Shares (a "Roxgold Option") outstanding immediately prior to the Effective Time (whether vested or unvested), will be exchanged for a replacement option ("Replacement Option") entitling the holder to Fortuna Shares on the exercise thereof. The exercise price per Fortuna Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Roxgold Share subject to each such Roxgold Option immediately before the Effective Time; divided by (ii) the Exchange Ratio.

Each Roxgold DSU outstanding at the Effective Time (whether vested or unvested) will be deemed to be vested and assigned at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to the Closing Cash/Share Payment less any amounts withheld pursuant to the Plan of Arrangement.

Each: (i) Roxgold RSU and Roxgold PSU outstanding at the Effective Time held by Non-Continuing Executives; and (ii) 2021 Roxgold RSU and 2021 Roxgold PSU held by Continuing Employees and Continuing Executives, (in each case whether vested or unvested) will be deemed to be vested and all such Roxgold RSUs and Roxgold PSUs shall be deemed to be assigned and transferred at the Effective Time to Roxgold and cancelled in exchange for a payment from Roxgold equal to: (i) the Closing Cash/Share Payment for such Roxgold RSUs; and (ii) twice the Closing Cash/Share Payment for such Roxgold PSU, less any amounts withheld pursuant to the Plan of Arrangement.

All other Roxgold RSUs and Roxgold PSUs outstanding at the Effective Time (whether vested or unvested) will continue to be subject to the Roxgold Restricted Share Unit Plan (including with respect to vesting and settlement), except that: (i) on settlement, the holder of such Roxgold RSU will receive 0.283 of a Fortuna Share or payment of the Cash Equivalent (at Fortuna's election); and (ii) each such Roxgold PSU will be settled on the basis of a payout factor of 200% and, on settlement the holder thereof will receive 0.283 of a Fortuna Share or payment of the Cash Equivalent (at Fortuna's election).

Completion of the Transaction is contingent on the approval of the shareholders of both Roxgold and the Company, court approval, approval of the TSX and NYSE to list the Fortuna Shares issued to Roxgold securityholders and certain other customary conditions.

4.	PURCHASE PRICE ALLOCATION

The proposed acquisition of the outstanding common shares of Roxgold by the Company pursuant to the Transaction constitutes a business combination in accordance with IFRS 3, Business Combinations ("IFRS 3"), with the Company as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Roxgold, which requires the Company to recognize Roxgold's identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-6

As of the date of this circular, the Company has not completed a detailed valuation study necessary to arrive at the required final estimates of the fair value of Roxgold's assets to be acquired and liabilities to be assumed. A final determination of the fair value of Roxgold's assets and liabilities, including mineral properties and exploration and evaluation assets and property, plant and equipment, will be based on the actual mineral properties and exploration and evaluation assets and property, plant and equipment of Roxgold that exist as of the closing date of the Transaction and, therefore, cannot be made prior to the Transaction date. In addition, the value of the consideration to be paid by the Company on the consummation of the Transaction will be determined based on the closing price of the Company's common shares on the Transaction date. Further, no effect has been given to any other new Roxgold common shares or other equity awards that may be issued or granted subsequent to March 31, 2021 and before the closing date of the Transaction. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. The Company has estimated the fair value of Roxgold's assets and liabilities based on discussions with Roxgold's management, preliminary valuation information, due diligence and information presented in Roxgold's public filings. Until the arrangement is completed, the Company and Roxgold are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of fair value of Roxgold's assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma statement of financial position and unaudited pro forma income statement.

The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented below. The estimated purchase consideration and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these unaudited pro forma financial statements is summarized in the tables below:

Estimated Fortuna Mines Inc. purchase consideration:
Estimated fair value of 106,106,277 Company common shares to be issued(1)	$670,339
Stock options to be exchanged for vested Roxgold stock options(2)	3,283
Roxgold RSUs and PSUs to be settled in Fortuna Shares or cash at the Company's option(3)	15,058
Cash consideration based on C$0.001 for each Roxgold common share(4)	310
Cash/share consideration for Roxgold DSUs, RSUs and PSUs(5)	31,675
Total consideration	$720,355

Fair value of net assets acquired:
Cash and cash equivalents	$56,504
Trade and other receivables	24,733
Inventories	17,386
Other current assets	3,537
Mineral properties and exploration and evaluation assets	878,930
Property, plant and equipment	46,002
Other non-current assets	13,961
Trade and other payables	(45,448)
Contract liability	(3,428)
Income taxes payable	(12,414)
Lease obligations	(14,866)
Debt	(31,105)
Deferred income tax liabilities	(179,320)
Closure and reclamation provisions	(3,237)
Other liabilities	(2,097)
Non-controlling interest	(28,783)
$720,355

(1)	The estimated fair value of the Company's common shares to be issued was determined using the Company's common share price on May 14, 2021 (note 5(e)).
(2)	The amount represents replacement options to be issued with respect to vested options of Roxgold outstanding at March 31, 2021. Fair values have been estimated using the Black-Scholes valuation method.
(3)	The amount represents Roxgold RSUs and PSUs outstanding at March 31, 2021 to be settled in Fortuna Shares or cash at the option of the Company. Fair values have been estimated based on share prices and exchange rates on May 14, 2021.
(4)	The estimated cash consideration was determined based on C$0.001 for each of Roxgold's 374,933,842 common shares.
(5)	The estimated cash payments in settlement of all Roxgold DSUs and certain Roxgold RSUs and Roxgold PSUs held by non-continuing executives and 2021 Roxgold RSUs and 2021 Roxgold PSUs held by continuing employees and continuing executives, to be paid out on closing. Additional Fortuna Shares may be issued in settlement of these Roxgold Incentive Awards, if the 5-Day VWAP of the Fortuna Shares three Business Days prior to the Effective Time is greater than C$9.64.

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-7

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma financial statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on March 31, 2021 for the consolidated statement of financial position and January 1, 2020 for the consolidated income statements. Assumptions relating to the Exchange Ratio are what was agreed to in the purchase agreement with Roxgold and disclosed in the Company's management information circular. As of the date of this circular, the Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Assumptions and adjustments made are as follows:

a)	The difference between the estimated fair value on May 14, 2021 and carrying value of Roxgold's mineral properties and exploration and evaluation assets. For the purposes of the pro forma financial statements, any excess of the consideration paid over the estimated fair value of Roxgold's net assets has been assumed to be attributable to the fair value of mineral properties and exploration and evaluation assets. Upon completion of the Company's valuation of assets acquired and liabilities assumed, any excess will be classified as goodwill. The higher mineral properties value as a result of the purchase price allocation results in an incremental depreciation charge that is recorded in the pro forma income statement.

b)	The cash payments in settlement of certain Roxgold DSUs, RSUs and PSUs held by non-continuing executives and 2021 Roxgold RSUs and 2021 Roxgold PSUs held by continuing employees and continuing executives, to be paid out on closing.

c)	The impact of capitalizing exploration expenditures as a result of conforming Roxgold's accounting policy for exploration and evaluation expenditures with that of the Company.

d)	The elimination of historical equity of Roxgold.

e)	The issuance of 106,106,277 common shares to Roxgold shareholders at a fair value of $6.32 (C$7.65) per share, based on the closing price of the Company's common shares at May 14, 2021, cash consideration based on C$0.001 for each of Roxgold's 374,933,842 common shares at March 31, 2021 and Replacement Options, and certain Roxgold RSUs and PSUs held by continuing employees and continuing executives to be settled in Fortuna Shares or cash at the Company's option fair valued at May 14, 2021. May 14, 2021 was used as the date for the fair value measurement as it was the last practical date before the issuance of the management information circular.

f)	The impact of the increase in deferred tax liabilities recognized as a result of the increase in mineral properties and exploration and evaluation assets described in notes 5(a). The tax rates used were 17.5% for Burkina Faso and 25% for Côte D’Ivoire.

g)	The derecognition of the deferred tax asset as a result of the change in control.

h)	The estimated cash transaction costs and change of control payments of $21.0 million incurred by the Company. As these costs are not expected to have a continuing impact on the Company's results, the amount was recorded as a decrease in retained earnings and excluded from net income.

i)	The impact to minority interest of the adjustment of the assets acquired and liabilities assumed to fair value.

6.	PRO FORMA SHARE CAPITAL

After giving effect to the pro forma adjustments described in note 5(d) and 5(e), the Company's issued and outstanding share capital would be as follows:

	Common Shares ('000's)	Amount
Issued and outstanding, March 31, 2021	185,123	$496,249
Share consideration issued in connection with the Transaction	106,106	670,339
Pro forma balance as at March 31, 2021	291,229	$1,166,588

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-8

7.	PRO FORMA BASIC AND DILUTED INCOME PER SHARE

Pro forma basic and diluted loss per share for the three months ended March 31, 2021 and the year ended December 31, 2020 has been calculated based on the actual weighted average number of common shares of the Company outstanding for the respective periods; as well as the number of common shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2020:

	Three months ended March 31, 2021	Year ended December 31, 2020
Pro forma net income	$32,736	50,010
Pro forma net income attributable to non-controlling interest	1,174	4,765
Pro forma net income attributable to equity holders of the Company	$31,562	45,245

Finance costs on convertible debt, net of $nil tax of the Company	916	-
Pro forma diluted net income attributable to equity holders of the Company	$32,478	45,245

Actual weighted average number of the Company's common shares issued (thousands)	184,334	174,993
Number of common shares issued to Roxgold shareholders (thousands) (note 5(e))	106,106	106,106
Pro forma weighted average number of the Company's common shares outstanding (thousands)	290,440	281,099

Actual weighted average diluted number of the Company's common shares issued (thousands)	195,154	186,073
Number of common shares issued to Roxgold shareholders (thousands) (note 5(e))	106,106	106,106
Number of replacement options, RSUs and PSUs issued to Roxgold shareholders (thousands)	2,235	2,235
Pro forma weighted average diluted number of the Company's common shares outstanding (thousands)	303,495	294,414

Pro forma net income per share attributable to equity holders of the Company	$0.11	0.16
Pro forma diluted net income per share attributable to equity holders of the Company	$0.11	0.15

MANAGEMENT INFORMATION CIRCULAR	Unaudited Pro Forma Financial Statements | Page H-9

Schedule "I"

Statement of Executive Compensation

(See attached)

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-1

(“Fortuna” or the “Company”)

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

for the fiscal year ended December 31, 2020

Letter from the Compensation Committee Chair

My fellow shareholders,

2020 created challenges beyond anyone’s expectations. Thank you for your support as we worked with our host communities and our thousands of workers, contractors, suppliers and service providers to mitigate the impact of COVID-19. As requested by many in the investment and governance communities, we are enhancing our disclosure this year to explain how we dealt with the implications of COVID-19 as it impacted our compensation structure. Here are some highlights of what happened and how we responded, and I invite you to read the detail in the body of this Statement of Executive Compensation:

•	Operations at San Jose in Mexico were suspended for 54 days.

•	Operations at Caylloma in Peru were suspended for 21 days.

•	Construction activities at Lindero in Argentina were suspended for 60 days.

•	We operated with a reduced workforce and a reliance on temporary workers at all of our operations.

•	We implemented comprehensive testing and health protocols at all of our work sites.

•	We supported our host communities with testing, supplies, respirators and food.

•	We protected our most vulnerable people.

•	We withdrew our production and cost guidance in April 2020.

•	We froze executive salaries, which had remained unchanged from 2019.

•	We suspended and subsequently adjusted our executives’ short-term performance scorecards so that, even though our production and cost guidance had been suspended, we could ultimately base executive compensation on KPI’s that had been originally set out before COVID-19 set in, thereby minimizing the amount of discretion used to determine compensation.

•	We maintained key employee retention incentives by granting back-end loaded, 3-year vesting RSUs when PSUs became unworkable this year due to the suspension of our production and cost guidance.

•	We reduced the number of shares that can be issued upon the vesting of Share Units down from 5% to 2.25%, to avoid the risk of excessive dilution.

•	For 2021, we increased ESG performance indicators to have a 35% weighting in our corporate short-term incentive indicators. Our CEO’s and CFO’s short-term incentives are based 100% and 75% on our corporate indicators, respectively.

I would like to thank all of our team members for their dedication and ingenuity in navigating 2020.

Respectfully submitted,

David Farrell

Chair, Compensation Committee

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-2

Table of Contents

Introduction	4
Overview	4
Response to COVID-19 and Effect on our Operations	4
2020 Business Performance	5
Pay for Performance Alignment	6
Executive Compensation Philosophy	6
Non-IFRS Financial Measures	6
Compensation Governance	7
Objectives of Compensation	7
Share Ownership Policy	7
Role of the Compensation Committee	7
Role of the Chief Executive Officer	8
Role of Independent Third Party Compensation Advisors	9
Elements of Executive Compensation	9
Peer Comparator Companies - Benchmarking	10
Risk Assessment	10
Vesting Philosophy	12
Incentive Compensation Clawback Policy	12
Anti-Hedging Policy	12
NEO Compensation	12
Base Salary	13
Annual Performance-Based Cash Incentives	13
Medium- and Long-Term Incentives	18
Performance Graphs	27
NEO Profiles	29
Summary Compensation Table	31
Incentive Plan Awards to NEOs	33
Management Contracts / Termination and Change of Control Benefits	33
Director Compensation	35
Deferred Share Unit Plan	35
Retainer Fees	36
Director Compensation Table	37
Option-Based and Share-Based Awards to the Directors	38

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-3

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on three pillars:

1.	Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2020, 75% of our CEO’s compensation was performance-based or at-risk pay.

2.	Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring the best people to work for you, our shareholders.

3.	Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short-term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value. We structure our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the cyclical commodity price cycle.

What We Do

✓	We pay for performance	✓	We have an anti-hedging policy
✓	We report details of our Pay for Performance metrics (see pages 10 to 15)	✓	We have a trading blackout and insider-trading policy
✓	We require minimum share ownership levels for executives and directors	✓	We promote retention with equity awards that vest over three years
✓	We have a double trigger for cash severance upon a change of control	✓	We engage independent compensation consultants
✓	Our compensation plans mitigate undue risk taking	✓	We promote retention and performance with equity awards that are based on performance
✓	We have an incentive compensation clawback policy	✓	We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do
☒	We do not reprice underwater stock options	☒	We do not guarantee incentive compensation
☒	We do not grant stock options to non-executive directors	☒	We do not provide tax gross-ups for perquisites

Overview

Set out below is a brief summary of our Company’s performance in 2020, our alignment when it comes to pay for performance, and our executive compensation philosophy. All values in this Statement of Executive Compensation are in US$ unless otherwise noted.

Response to COVID-19 and Effect on our Operations

The outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020 has resulted in a widespread global health crisis and has negatively affected economies and financial markets. Like most companies, our operations were affected by the impact of the pandemic. During 2020, in response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which included among others, the closure of international borders, temporary suspension of non-essential activities and the declaration of mandatory quarantine periods. Certain of these measures were subsequently eliminated or relaxed during the year. The Company’s operations were negatively impacted by the spread of the COVID-19 pandemic. Operations at the San Jose Mine were suspended for 54 days in the second quarter as a result of a government mandated national quarantine in Mexico, and construction activities were suspended at the Lindero Mine, Argentina for 60 days during the first and second quarter due to a government mandated period of national social isolation in Argentina. In response to a period of social isolation mandated by the Peruvian government in the first and second quarter of 2020, operations were able to continue at the Caylloma Mine, initially by drawing ore from the coarse ore stockpile during the first quarter, and as the stockpile decreased the mine was subsequently re-started in the second quarter using a reduced taskforce in compliance with applicable Peruvian Government requirements. However, operations were voluntarily suspended for 21 days at the Caylloma Mine in the third quarter to, among other things sanitize and disinfect the mine and make infrastructure improvements to accommodate social distancing guidelines.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-4

As the situation with respect to the COVID-19 pandemic was extremely uncertain and involved government mandated restrictions on operations, the Company was unable to determine the impact of COVID-19 on its production and cost guidance for 2020, and on April 2, 2020, it withdrew its production and cost guidance for the remainder of 2020. The Company also implemented measures to reduce spending and capital expenses consistent with the uncertain business environment. Such measures included a freeze on salary increases for all senior officers in 2020, and the suspension of annual bonuses for all senior officers for 2020.

Although our mines are currently operating at full capacity, COVID-19 cases and deaths are either on the rise or at elevated levels in the countries that host our mining operations. The Company has also experienced an increase in COVID-19 cases in Peru which has affected operations at the Caylloma Mine and has resulted in a reduced workforce and quarantine periods for those affected. Each of the Company’s mine sites is, at the date of this Statement of Executive Compensation, operating with a reduced workforce. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors. Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of its workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

2020 Business Performance

The COVID-19 pandemic had a significant impact on the Company’s business particularly in the first half of 2020, which included the suspension of operations at our mine sites, restrictions on travel and delays to construction and commissioning activities at the Lindero Mine as referred to in “Response to COVID-19 and Effect on our Operations” above.

The main focus for 2020 was the continued construction at the Lindero Mine. However, construction activities were temporarily halted on March 19, 2020 in response to the Government of Argentina’s mandated period of isolation following the outbreak of COVID-19 in the country. On April 28, 2020, the Company submitted and received approval to resume operations at the Lindero property under a Minimum Emergency Operations Program. Mobilization of a reduced workforce and recommencement of construction activities began in mid-May 2020.

In July 2020, the Company announced the successful completion of commissioning of the primary and secondary crushing circuits and the start of stacking of ore on the heap leach pad. Irrigation and leaching of ore placed on the heap leach pad commenced in early September, and first gold was poured on October 20. Doré production for the year was 13,435 ounces of gold, which was in line with the revised production forecast for the year. Commissioning of the HPGR, agglomeration plant, and stacking system was completed in mid-December with all systems in the ramp up phase. Commissioning activities at the Lindero Mine suffered some delays during the year as some equipment had to be commissioned with remote assistance due to in country travel restrictions which limited vendor technical support at site.

As at the end of 2020, construction at the Lindero Mine was substantially complete, with construction capital expenditures projected to be within the Company’s previously issued $320 million guidance (refer to Fortuna news release dated May 8, 2020), including remaining capital expenditures of $2.0 million to be allocated to finalize construction of ancillary facilities and to commissioning activities.

During fiscal 2020, the San Jose mine produced 6,165,606 ounces of silver and 37,805 ounces of gold in 2020, a decrease of 22% and 23% over 2019, as production was impacted by the COVID-19 related restrictions. However, annual production of silver, lead and zinc at the Caylloma mine totalled 968,111 ounces of silver, 29.6 million pounds of lead and 45.5 million pounds of zinc which represent a 3% increase in silver and lead while zinc production was flat year-over year. Gold dore from commissioning at the Lindero Mine in the fourth quarter of fiscal 2020 was 13,435 ounces, and was in line with revised production guidance for the mine (refer to Fortuna news release dated November 12, 2020).

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-5

Despite the challenges encountered during fiscal 2020, consolidated sales for fiscal 2020 increased 8% to $279 million compared to $257.2 million reported for the same period in 2019. The increase was driven by a 31% and 30% increase in the prices of silver and gold, respectively, and receipt of $20.3 million from the sale of 10,935 ounces of gold from the Lindero Mine.

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. We made this pay-for-performance alignment with shareholder interests even stronger by introducing a performance share unit plan (the “Share Unit Plan”) in 2017. The Compensation Committee notes that total compensation for the NEOs (as defined below), as disclosed in the Summary Compensation Table on page 28, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of RSUs awarded to the CEO, Jorge Ganoza Durant, in 2020 was $1,421,600; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2020 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance vesting schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options, RSUs and PSUs, illustrates our strong focus on pay-for-performance.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Non-IFRS Financial Measures

This Statement of Executive Compensation refers to certain non-International Reporting Financial Standards (“IFRS”) measures that are used by Fortuna to analyze and evaluate the performance of Fortuna's business and are widely reported in the mining industry as benchmarks for performance. These measures include “cash cost”, “free cash flow" (“FCF”), "all-in sustaining cash cost" (“AISC”) and "return on assets" (“ROA”). The Company believes that certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information regarding these non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-GAAP Financial Measures" in the Company's management's discussion and analysis for the year ended December 31, 2020, which is available under the Company's SEDAR profile at www.sedar.com and is incorporated by reference in this Statement of Executive Compensation.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-6

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies across the Americas and the world for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers to ensure that they can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

•	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

•	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically, our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

•	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s executives and directors are required to achieve and maintain minimum shareholding thresholds. As at the date hereof, all executive officers and directors have met their minimum shareholding targets.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Company’s Board of Directors (“Board”) for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Committee since May 1, 2018. In March 2021, the provisions of the Charter of the Compensation Committee relating to composition were strengthened to provide that no member of the Committee may shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-7

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2019 and 2020, the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•	Providing fair and competitive compensation that provides pay for performance;

•	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	Available financial resources and the economic outlook affecting Fortuna’s business.

In 2019, the Compensation Committee obtained updated reports from GGA and based on these reports approved an increase of 3% in the base salaries of the NEOs, no change to the short term incentive program targets, and a shift in the weighting of long term incentive program components with more emphasis being placed on performance contingent awards.

No changes were made to compensation levels for fiscal 2020 as the Company implemented measures to reduce spending and capital expenses consistent with the uncertain business environment related to the impact and duration of the COVID-19 pandemic on the Company’s business and operations.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Our Governance” page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

•	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees; and

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-8

•	the Compensation Committee regarding CEO and CFO base salary adjustments, target annual performance-based cash incentives awards and actual payouts, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2019, the Compensation Committee engaged GGA to provide reports (the “2019 GGA Reports”) regarding a review of the compensation programs for the NEOs in relation to peer group compensation and supplemental benchmarks from GGAs custom survey databases. In early 2020, a report (the “2020 GGA Report” and together with the 2019 GGA Reports, the “GGA Reports”) was received from GGA regarding the Company’s Share Unit Plan design and cost, and non-executive director equity award trends.

The Committee and the Board considered the advice contained in the GGA Reports when determining the Company’s executive compensation program for 2019 and 2020.

For the financial years ended December 31, 2019 and 2020, the Company paid independent compensation advisors the following amounts:

	2019	2020
Executive Compensation-Related Fees
- GGA	CAD$37,832	CAD$15,736
All Other Fees	Nil	Nil
Total	CAD$37,832	CAD$15,736

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options.

Due to the COVID-19 pandemic and the government mandated restrictions on the business of the Company and the resulting withdrawal of the Company’s 2020 operating guidance in April 2020, the base salaries of the Company’s executives for 2020 remained unchanged from 2019, and no PSUs were granted to executives. RSUs were granted in 2020, one-half of which were cash settled and the balance were share-settled in order to align executive compensation with shareholder interests. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary	Base salaries are the only fixed pay element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-9

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Long-Term Equity Incentives	RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.	Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the construction of the Lindero Mine) and receipt of the GGA Reports. GGA recommended the following criteria in creating our peer group:

•	companies of similar scope to Fortuna’s metrics including Lindero, primarily from a market capitalization perspective, but also considering other factors such as revenue, production levels, and total assets;

•	companies primarily mining for silver or other precious metals;

•	companies who are operational and produce revenue;

•	companies with a similar business strategy and scope of operations to Fortuna; and

•	publicly traded companies on major Canadian and U.S. exchanges.

Based on these factors and in discussion with GGA, it was determined that the following companies were suitable peer comparators for consideration in determining senior executive compensation for 2020:

Alacer Gold Inc.	Eldorado Gold Corporaton.	New Gold Inc.
Alamos Gold Inc.	Endeavour Silver Corp.	Pan American Silver Corp.
Argonaut Gold Corp.	First Majestic Silver Corp.	Sierra Metals Inc.
Coeur Mining Inc.	Hecla Mining Company	SSR Mining Inc.
Dundee Precious Metals Inc.	MAG Silver Corp.	Torex Gold Resources Inc.

For 2021, our peer group has been updated and expanded by GGA and we have replaced Alacer Gold Inc., Endeavour Silver Corp., MAG Silver Corp. and Sierra Metals Inc with Centerra Gold Inc, Equinox Gold Corp., Lundin Gold Inc., OceanaGold Corp., Pretium Resources Inc., and Wesdome Gold Mines Inc.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-10

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

•	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

•	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at-risk” for executives;

•	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

•	Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

•	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

•	Stock Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which will be share-settled). Fortuna’s stock option plan (“Stock Option Plan”) has been limited to 12,200,000 Common Shares under option for many years. In addition, deferred share units (“DSUs”) are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that one-half of RSUs granted in 2020 are to be paid out in stock, which is consistent with 2019 and 2018. In 2020, we also reduced the maximum share reservation limit from 5% to 2.25% under our Share Unit Plan. See “Share Unit Plan” on page 17.

•	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-11

Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

Stock Options:	50% vest after one year; 50% vest after two years
RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years
PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

Incentive Compensation Clawback Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: (a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

NEO Compensation

During the fiscal year ended December 31, 2020, the Company’s most recent fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

•	Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),

•	Luis Ganoza Durant, the CFO (since June 5, 2006),

•	Manuel Ruiz-Conejo, the Vice-President, Operations (since August 1, 2011),

•	Jose Pacora, the Vice-President, Project Development (since November 10, 2014), and

•	David Volkert, the Vice-President, Exploration (since August 8, 2016).

(herein together referred to as “NEOs”).

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-12

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the GGA Reports in respect of executive officers base salaries for 2020. Base salaries for 2020 were not increased from the 2019 levels in recognition of the uncertainties caused by the COVID-19 pandemic.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will approve the bonus target and form of scorecard for each of the CEO and CFO. The CEO will approve the bonus target and form of scorecard for each Vice President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In early 2020, the Company suspended the approval of an annual cash bonus plan for its executive officers due to the uncertainties caused by the COVID-19 pandemic, and the individual annual performance scorecards for NEOs which include personal and corporate performance metrics for 2020 were also suspended.

In early 2021, taking into account the response of the executive officers to the challenges presented by the impact of the pandemic on the Company’s business, annual cash bonuses were paid to the executive officers for fiscal 2020 based on each executive’s personal performance and the Company’s corporate performance during 2020.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-13

2020 Bonuses - Achievement Factors and Results

The cash incentive bonuses paid for fiscal 2020 were based on the personal performance of each NEO (as determined by the Board for the CEO and the CFO and by the CEO for each Vice President) and the Company’s corporate performance during 2020. The corporate performance indicators established and their results are set out below:

Category		Weight	Sub Category	Subweight	Original KPI (Target-100%) [1]	COVID-19 Target Adjustment[1]	2020 Results	Incentive score
1	Financial	30%	Financial	30%	FCF: $63.9M - $91.4M(5)	None	FCF: $78.3M	100%
2	Operational	45%	Production	8%	San Jose (Ag): 6.6M - 7.3M oz San Jose (Au): 41k - 45k oz	San Jose (Ag): 5.7M-6.3M oz San Jose (Au) 35k-38k oz	San Jose (Ag): 6.2M oz San Jose (Au): 37.8k oz	100%
				8%	Caylloma (Ag): 0.9M - 1.0M oz	None	Caylloma (Ag): 0.9M	100%
				8%	Lindero (Au): 60k - 80k oz	24k ozs	Lindero (Au): 13.4k oz	50%
			Costs	7%	AISC San Jose: $9.6 - $11.7/oz Ag Eq.	Costs impacted by COVID-19 shut-down	AISC: 12.3/oz Ag Eq. (5)	75%
				7%	AISC Caylloma: $14.8 - $18.1/oz Ag Eq.	Costs impacted by COVID-19 shut-down	AISC: 17.9/oz Ag Eq.	100%
				7%	AISC Mansfield: $520 - $620/oz Au	Costs impacted by COVID-19 shut-down	AISC: 1,079/oz Au	50%
3	ESG	25%	Safety [2]	5%	1.22 ≤LTIFR≤ 1.5	None	LTIFR = 3.11	30%
				5%	109 ≤SR≤ 133	None	SR = 174	69%
				5%	3.52 ≤TRIFR≤ 4.3	None	TRIFR = 5.90	64%
			Environment	5%	0 major environmental incidents [3]	None	0 major environmental incidents	100%
			Social	5%	days of blockages ≤ 7 per operation[4]	None	days of blockages < 7 per operation	100%
		100%		100%				84.0%
	COVID-19	Execution of COVID-19 Response & Mitigation Plan				Unique 2020 Factor		5%
							CPI RESULT:	89.0%

Notes:

CALCULATION FORMULA: Values outside 100% range calculated pro-rata based on limits corresponding to each range:

1.	KPI targets as approved in March 2020 (before the COVID-19 outbreak). Operational goals as per 2020 Guidance, withdrawn on April 2, 2020. COVID-19 Target Adjustment reviewed and approved by the Compensation Committee to apply known COVID-19 implications from Government mandated shut-downs and COVID-19 response.

2.	If Fatality Rate (FR) > 0, Safety incentive (LTIFR, SR, TRIFR) will be 0.

3.	As per GRI definition, a significant incident (spill) is included in the organization´s financial statements, for example due to resulting liabilities, or is recorded as an incident by the organization

4.	Days of blockages to the operation: blockages which prevent personnel from entering the main site.

5.	FCF and AISC are non-IFRS financial measures. See the "Non-IFRS Financial Measures" section of this Statement of Executive Compensation.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-14

The personal performance results for each of the NEOs for 2020 are as follows:

NEO	Category	Weighting	2020 Achievement	2020 Rating
CEO	Corporate Performance	100%	89%	89%
	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 89%
CFO	Personal Performance	25%

Devised and lead the development of the comprehensive KPIs project across the organization, allowing for an efficient and scalable cost management system aligned with best practices and bringing a competitive edge to Fortuna against its peers; integral part of the negotiations and completion of a bought-deal financing for US$69 million, which closed successfully in May and secured the funding for the completion of Lindero considering the uncertainties brought by the COVID-19 pandemic; contributed to the decision-making process of the COVID-19 crisis committee and provided valuable advice to other senior management team members through the COVID-19 crisis.

- 120% Achievement

				30%

	Corporate Performance	75%	89%	66.75%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 96.8%
VP Operations	Personal Performance	25%	Contributed to strengthening the corporate structure through participation in the KPIs program and management in the ESG area. Safety performance not fully achieved. - 75% Achievement	18.75%
	Corporate Performance	75%	89%	66.75%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 85.5%
VP Project Development	Personal Performance	75%	Overcame tremendous challenges caused by COVID-19 pandemic restrictions. Lindero Mine commissioning, start-up and production goals originally planned for 2020 could not be fully achieved. - 75% Achievement	56.25%
	Corporate Performance	25%	89%	22.25%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 78.5%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-15

VP Exploration	Personal Performance	40%	Lead inititiates which resulted in the acquisition of various new exploration opportunities, and the development of new exploration plans at the San Jose property. - 100% Achievement	40%
	Corporate Performance	60%	89%	53.4%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 93.4%

Forward-Looking 2021 Achievement Targets

In response to requests from the investment and governance communities, the following are the forward-looking short-term incentive Corporate Performance Indicators for NEOs for 2021 (which encompass more environmental and social governance targets than in previous years):

2021 Corporate Performance Objectives:

Category & Weight	Sub Category	Sub Weight	KPI (Target - 100%)	Minimum (Incentive at 50%)	Target (Incentive at 100%)	Maximum (Incentive at 150%)	Note
Financial 25%	Financial	25.0%	Free Cash Flow (FCF)1 6: 138M - 183M	87M	138M - 183M	≥227M	Target range based on guidance range. Minimum and Maximum consistent with cumulative effect of minimum and maximum production and cash cost[6] ranges.
Operational 40%	Production	6.0%	Ag: 6.8M - 7.6M oz	6.1M oz	Ag: 6.8M - 7.6M oz	≥8.4M oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range
		14.0%	Au: 178k - 202k oz	160k oz	Au: 178k - 202k oz	≥222k oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range
	Costs[2]	7.0%	AISC[6] San Jose: $12.4 - $14.7/oz Ag Eq.	17.3/oz Ag Eq.	$12.4 - $14.7/oz Ag Eq.	≤10.6/oz Ag Eq.	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range for production and unit cash cost[6]
		3.0%	AISC[6] Caylloma: $19.4 - $23.0/oz Ag Eq.	24.8/oz Ag Eq.	$19.4 - $23/oz Ag Eq.	≤17.6/oz Ag Eq.	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range for production and unit cash cost[6]
		10.0%	AISC[6] Mansfield: $730 - $860/oz Au	925/oz Au	$730 - $860/oz Au	≤665/oz Au	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range for production and unit cash cost[6]

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-16

ESG 35%	Safety [3]	7.5%	LTIFR: 1.50	2.48	1.35 ≤LTIFR≤ 1.65	<0.68	Range constructed as follows: Target 100%:+-10%. Threshold and Maximum is around 50% of target cap and floor, respectively
		7.5%	TRIFR: 4.80	7.92	4.32 ≤TRIFR≤ 5.28	<2.16	Range constructed as follows: Target 100%:+-10%. Threshold and Maximum is around 50% of target cap and floor, respectively
	Environment	5.0%	# of significant spills[4] = 0		0 significant spills
	Social	5.0%	# of significant disputes with local communities related to land and the use of other resources[5] = 0	# of significant disputes ≤ 3 per operation	# of significant disputes = 0 per operation
	ESG Framework	10.0%	Implementation of ESG Framework	Below expectations	Meets expectations	Above expectations	Board of Directors discretion
100%		100.0%

CALCULATION FORMULA: Values outside 100% range calculated pro-rata based on limits corresponding to each range. Incentive for results below Minimum equals Nil, unless extenuating circumstances related to COVID-19 or other major events.

NOTES:

1	FCF: Metal prices on actual results will be normalized if lower than budget and left unadjusted if higher, as long as both production and opex targets are met.

2	Cost: Ag Eq ratios fixed as follows: Au:Ag = 81.8, Pb:Ag = 86.4, Zn:Ag = 104.5.

3	If fatality occurs at any company location, entire Safety metric default to 0.

4	If a significant spill occurs at any company location, Environment metric default to 0.

Significant spills: Any type of spill that meets one or more of the following parameters:

Permanent impact on multiple people: injury, damage, disability, or irreversible effect on health.

Limited reversible impact on ecosystems, restoration is possible and takes more than 3 months.

Loss of trust and breakdown of communication with the community that generates actions against the company or generalized closure of 3 days or more.

Negative media coverage at the local level resulting in a partial loss of confidence.

5	Significant disputes with local communities: Loss of trust and communication breakdown with communities that generates actions against the company and generalized closure of a minimum of 3 days.

6.	FCF, cash cost, and AISC are non-IFRS financial measures. See the "Non-IFRS Financial Measures" section of this Statement of Executive Compensation.

2021 NEO Performance Objectives:

The following table ses out the weighting of each NEO’s short-term incentive as set out in the 2021 Corporate Performance Objectives above:

NEO	Weighting of 2021 Corporate Performance Objectives
Jorge Ganoza Durant, President & CEO	100%
Luis Ganoza Durant, CFO	75%
Manuel Ruiz-Conejo, VP Operations	75%
Jose Pacora, VP Project Development	60%
David Volkert, VP Exploration	60%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-17

Annual Performance-Based Cash Incentives Awarded

As set forth above, the Company’s operational objectives for 2020 were negatively impacted by the impact of the COVID-19 pandemic on operations, which also delayed the construction and commissioning at the Lindero Mine. In addition, one of the Company’s sustainability objectives related to health and safety performance was not met in the past year. In 2020, our consolidated lost time injury frequency rate, total recordable injury frequency rate and severity rate were all above their key performance indicator targets, which is attributable to a higher than normal turnover of personnel as a result the COVID-19 pandemic. In addition, at the Lindero Mine, the LTIR and LTISR increased in 2020 compared to 2019, due mainly to hiring and training plans not being executed as planned due to border closures and sanitary restrictions as a result of the COVID-19 pandemic. The Company has taken steps to improve its health and safety performance in 2021. As a result, and in line with our pay-for-performance philosophy, the performance-based cash incentives for all NEOs were reduced. Certain aspects of the commissioning and start-up activities and production goals at the Lindero Mine were not achieved in 2020 and as a result the performance-based cash incentive for the VP Project Development was reduced. Based on the foregoing factors, and on the personal performance of our NEOs for 2020, annual performance-based cash incentives for the financial year ended December 31, 2020 were determined in March 2021 and paid to NEOs as follows:

NEO	Annual Performance-Based Cash Incentive Amount	Achievement Level Percentage
Jorge Ganoza Durant, President & CEO	$440,016	89.0%
Luis Ganoza Durant, CFO	$272,051	96.8%
Manuel Ruiz-Conejo, VP Operations	$184,937	85.5%
Jose Pacora, VP Project Development	$511,408	78.5%
David Volkert, VP Exploration	$180,496	93.4%

Medium- and Long-Term Incentives

Stock Option Plan

The Stock Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of Common Shares, and to provide our personnel with a significant incentive to continue and increase their efforts in advancing the Company’s operations. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Incentive options have been granted annually since the establishment of the Stock Option Plan in 2011 through 2015, and in 2017 and 2018. However, during the years ended December 31, 2019 and 2020, no stock options were granted. When stock options are granted they generally have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. It is the Company’s policy to not re-price outstanding stock options.

The Company does not have a policy in respect of holding or retention periods for exercised stock options.

Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through DSUs.

The Stock Option Plan was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The material terms of the Stock Option Plan are summarized as follows:

1.	options may be granted under the Stock Option Plan to such directors, officers, employees and service providers of Fortuna or its subsidiaries as the Board may from time to time designate;

2.	the Stock Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 6.62% of the issued and outstanding Common Shares as at December 31, 2020);

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-18

3.	Fortuna currently has options outstanding to purchase 1,013,943 Common Shares (0.55% of Fortuna’s current issued share capital) and as a result of option exercises and cancellations since the Stock Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,092,236 (1.13% of Fortuna’s current issued share capital);

4.	the number of options granted to independent directors in any 12 month period cannot exceed 1% of Fortuna’s total issued and outstanding securities (the Company has not issued stock options to independent directors since 2013);

5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless Fortuna has obtained disinterested shareholder approval;

6.	the number of Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of Fortuna, at any time, under the Stock Option Plan, or when combined with all of Fortuna’s other security-based compensation arrangements, cannot exceed 10% of Fortuna’s total issued and outstanding securities, respectively;

7.	the minimum exercise price of an option shall not be less than the closing price of the Common Shares as traded on the TSX on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the TSX at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Fortuna Shares as determined by the Board;

8.	the exercise price of an option may not subsequently be reduced;

9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;

10.	options are non-assignable and non-transferable;

11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of Fortuna or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

12.	unless otherwise determined by the Board, if an optionee’s employment or service with Fortuna is terminated by Fortuna without cause, by the optionee for “Good Reason” (as defined in the Stock Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by Fortuna within 12 months after a change of control of Fortuna, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of Fortuna of its subsidiaries, then all of his or her outstanding options shall immediately vest;

14.	the Stock Option Plan contains a provision that allows the Board to amend the Stock Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Stock Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Stock Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Stock Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Stock Option Plan; to add a cashless exercise feature to the Stock Option Plan; and to extend the term of any option previously granted under the Stock Option Plan. However, shareholder approval shall be obtained to any amendment to the Stock Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Stock Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Stock Option Plan;

15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in Fortuna’s corporate structure or capitalization; and

16.	Fortuna may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that Fortuna will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-19

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established the Share Unit Plan which initially provided for the granting of RSUs only, but was amended in March 2015 to include PSUs. The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

On April 20, 2020, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, an amendment to the Share Unit Plan which reduced the number of shares that can be issued upon vesting of Share Units at the time of grant from 5% to 2.25%. This amendment was made to better align the Share Unit Plan with governance best practices.

The number of Common Shares issuable under the Share Unit Plan is limited to a fixed maximum percentage of 2.25% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable under the Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 3,683,915 Common Shares as at December 31, 2020. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

There were currently 2,044,653 Common Shares issuable pursuant to share-settled Share Units granted under the Share Unit Plan (1.10% of the Company’s current issued share capital) and as a result of the settlement of share units and cancellations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 2,124,978 (1.15% of the Company’s current issued share capital).

We grant a balanced number of time-vested RSUs and PSUs to our executives through annual grants. The PSUs have performance targets which are related solely to three-year Total Shareholder Return (50% of PSUs) and Return on Assets (50% of PSUs) which is intended to further align management of our business with long-term shareholder interest. Due to the uncertainties around the impact and the duration of the COVID-19 pandemic on the Company’s business and operations, when the production guidance for 2020 was withdrawn the individual annual performance scorecards for NEOs which include corporate performance metrics for 2020 were suspended. As a result, it was not deemed appropriate in the circumstances to grant PSUs for 2020.

On the recommendation of the Compensation Committee, the Board approved the granting of an aggregate of 1,871,427 RSUs during the 2020 financial year to the officers and key employees of the Company which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-20

Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the amendments to the Share Unit Plan approved in 2017, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-21

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the Share Unit Plan, before or after the amendments described hereunder.

Amendments

The Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the Share Unit Plan;
(b)	an amendment to the individuals designated as Eligible Participants under the Share Unit Plan;
(c)	an extension of the expiry date for Share Units granted under the Share Unit Plan;
(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or
(e)	an amendment to the amendment provisions contained in the Share Unit Plan.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-22

Annual Burn Rate

The table below sets out the number of Options and Share Units granted during the past three fiscal years, expressed as a percentage of the weighted average number of Fortuna Shares outstanding for the respective fiscal year:

Type of Security	2020	2019	2018
Stock Options	Nil	Nil	0.41%
Share-settled Share Units	0.47%	0.66%	0.89%

PSUs Granted in 2019

In 2019, the Board approved the following grants of PSUs (the “2019 PSUs”) to the following NEOs, which are subject solely to performance targets related 50% to three-year Total Shareholder Return and 50% to Return on Assets, which is intended to further align management of our business with long-term shareholder interest:

NEO	No. of 2019 PSUs
Jorge Ganoza Durant, President & CEO	156,900
Luis Ganoza Durant, CFO	62,591
Manuel Ruiz-Conejo, VP Operations	46,929
Jose Pacora, VP Project Development	46,890
David Volkert, VP Exploration	43,135

The 2019 PSUs are subject to the corporate performance and time-vesting metrics set out below:

Vesting/Payout Date	Amount Vested	Performance Targets
12 months from grant	20%	See the 2019 Corporate Performance Targets table below
24 months from grant	30%	See the 2019 Corporate Performance Targets table below
36 months from grant	50%	See the 2019 Corporate Performance Targets table below

The 2019 PSUs are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. See the table below.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-23

2019 PSUs - Corporate Performance Targets The corporate performance targets set for the 2019 PSUs are as follows:

Category	Weight	Threshold	50% range	100% range	200% range	Note
TSR	50%	NA	-750 bps	0 bps	+750 bps	Rolling 3-year TSR against GGA Primary Peer Group
ROA[12]	50%	6%	6%<=ROA<8%	8%<=ROA<=12%	12%<ROA<=14%

ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write-downs and certain non-cash, non-recurring items plus the after-tax interest expense. The Adjusted Opening Balance of Assets is based on balances as at the end of the prior fiscal period and consists of non-current assets and net working capital. Non-current assets include add-backs for any prior year impairments and other write-downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non-interest-bearing current liabilities.

						Values outside 100% range calculated pro-rata based on limits corresponding to each range
	100%

Notes:

1 ROA 200% range payable only if TSR>=100%

2 ROA is a Non-IFRS financial measure. Please see the "Non-IFRS Financial Measures" section of this Statement of Executive Compensation for further information.

First Tranche Vesting of 2019 PSUs for Fiscal 2019 Performance

Based on a 75% achievement of the 2019 Corporate Performance Targets, the number of Common Shares issued on the vesting of the first tranche of the 2019 PSUs represents a reduction from 20% to 15% of the shares eligible to be vested. Therefore, on March 15, 2020, an aggregate of 53,467 Shares were issued to NEOs for the first tranche of the 2019 PSUs eligible for vesting, and 17,130 PSUs were forfeited.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-24

Second Tranche Vesting of 2019 PSUs for Fiscal 2020 Performance

The corporate achievement results for 2020 are as follows:

Corporate Performance Goals	2020 Result	Weighting	2020 Rating
Return on assets

ROA[1] 2020: 9.1%

ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write-downs and certain non-cash, non-recurring items plus the after tax interest expense. The Adjusted Opening Balance of Assets is based on balances at the end of the prior fiscal period and consists of non-current assets and net working capital . Non-current assets include add-backs for any prior year impairments and other write-downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non-interest-bearing current liabilities

		50%	100%
Total shareholder return vs. peer group	-267 bps	50%	82%
		100%	91%

NOTE:

1	ROA is a Non-IFRS financial measure. Please see the "Non-IFRS Financial Measures" section of this Statement of Executive Compensation.

As set forth above, the Company’s corporate objectives for 2020 with respect to Return on Assets were met; however, the impact of the COVID-19 pandemic and the construction and commissioning of the Lindero Mine during the year negatively impacted the corporate objective regarding total shareholder return.

Based on the 91% achievement of the 2020 Corporate performance Targets, the number of Common Shares issued on the vesting of the second tranche of the 2019 PSUs represents a reduction from 30% to 27.3% of the PSUs eligible to be vested. Therefore, on March 15, 2021, an aggregate of 97,310 Common Shares were issued to NEOs for the second tranche of the 2020 PSUs eligible for vesting, and 9,624 PSUs were forfeited, as follows:

NEO	No. of 2019 PSUs	Maximum 30% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	156,900	47,070	91%	42,834	4,236
Luis Ganoza Durant, CFO	62,591	18,777	91%	17,087	1,690
Manuel Ruiz-Conejo, VP Operations	46,929	46,929	91%	12,812	1,267
Jose Pacora, VP Project Development	46,890	14,067	91%	12,801	1,266
David Volkert, VP Exploration	43,135	12,941	91%	11,776	1,165

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-25

PSUs Granted in 2018

In 2018, the Board approved the granting of PSUs (the “2018 PSUs”) to certain senior executives. The 2018 PSUs have the following performance and vesting metrics:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	By December 31, 2018: (i) construction costs at the Lindero Project are within 15% of budgeted US$201 million CAPEX; and (ii) project activities have been completed according to the Board approved schedule.
24 months from grant	30%	By September 30, 2019: (i) commissioning phase at the Lindero Project is complete, with principal unit operations within 15% of design parameter, and start of commercial operations declared; and (ii) total construction costs at Lindero within 15% of budgeted US$ 239 million CAPEX.
36 months from grant	50%	By December 31, 2020: Total Company production in 2020 is within 15% of budget of 8.5 million ounces silver and 186,000 ounces gold.

On March 19, 2019, a total of 150,325 Common Shares were issued to NEOs on the vesting of the first tranche of the 2018 PSUs, and on March 19, 2020, a total of 170,229 Common Shares were issued to NEOs on the vesting of the second tranche of the 2018 PSUs. The number of Common Shares issued on the vesting of the final tranche of the 2018 PSUs on March 19, 2021 represents a 75% achievement and therefore, a reduction from 50% to 37.5% of the PSUs eligible to be vested.

NEO	No. of 2018 PSUs	Maximum 50% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	517,187	258,594	75%	193,9458	64,649
Luis Ganoza Durant, CFO	354,643	177,322	75%	132,991	44,331
Manuel Ruiz-Conejo, VP Operations	73,884	36,942	75%	27,707	9,235

Over the life of the 2018 PSUs, 70.5% of the originally granted PSUs were paid out over 3 years and 29.5% of the PSUs were forfeited as a result of the performance metrics not being met in a timely manner.

RSUs Granted in 2020

On the recommendation of the Compensation Committee, the Board approved the granting of an aggregate of 678,557 share settled RSUs (the “2020 RSUs”) to the NEOs during the 2020 financial year as set out below. The 2020 RSUs have a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting, and as a result NIL had vested by December 31, 2020.

NEO	No. of 2020 RSUs
Jorge Ganoza Durant, President & CEO	300,527
Luis Ganoza Durant, CFO	119,887
Manuel Ruiz-Conejo, VP Operations	89,888
Jose Pacora, VP Project Development	89,814
David Volkert, VP Exploration	78,441

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-26

Performance Graphs

The following graphs compare the total cumulative shareholder return over the 2020 fiscal year, and over the past five fiscal years, for $100 invested in Common Shares at the beginning of the period with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

Despite the world-wide negative impacts of COVID-19 during 2020, the Company’s share price increased more than 3-fold by the end of the year.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-27

The Company has experienced significant and steady growth over the past five years, evolving to its current position as a precious metals producer with three operating mines. The global economic downturn in 2012 had a dramatic negative impact on the financial markets and commodity prices in particular, resulting in a significant downturn in share prices for most exploration companies and precious metal producers which persisted until mid-2016. Despite these negative market conditions, the Company’s operations have continued to grow during the past five years (notably, the San Jose expansion to 3,000 tpd and the Lindero Project acquisition and mine construction substantially complete at the 2020 year end). In order to support the Company’s goal of managing costs during fluctuating market conditions, management compensation levels for 2016, 2017 and 2018 were unchanged from 2015, other than a slight increase made in 2018 to the annual base salary of our CFO. More recently, annual base salaries of our NEOs increased by 3% in 2019 and remained unchanged in 2020.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-28

NEO Profiles

JORGE GANOZA DURANT, Chief Executive Officer

AT RISK PAY - 75%

	2020	2019	2018
Base salary	$618,000	$618,000	$600,000
Annual incentive	$440,016	$346,080	$438,000
Share Units	$1,421,600	$1,421,600	$3,134,000	*
Stock Options	$0	$0	$456,000
Total Direct Compensation	$2,479,616	$2,385,680	$4,628,000

Share Ownership (December 31, 2020)
Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$1,854,000	$8,021,908	✓

*	Includes $2,450,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 23 for vesting metrics of the 2018 PSUs) of which 170,672 had vested and were paid as of December 31, 2020 and 87,921 2018 PSUs were forfeited and cancelled.

LUIS GANOZA DURANT, Chief Financial Officer

AT RISK PAY -  68%

	2020	2019	2018
Base salary	$401,700	$401,700	$390,000
Annual incentive	$272,051	$214,407	$262,763
Share Units	$567,110	$567,110	$2,032,200	*
Stock Options	$0	$0	$234,800
Total Direct Compensation	$1,240,861	$1,183,217	$2,919,763

Share Ownership (December 31, 2020)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$401,700	$3,519,635	✓

*	Includes $1,680,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 23 for vesting metrics of the 2018 PSUs) of which 117,032 had vested and were paid as of December 31, 2020 and 60,289 2018 PSUs were forfeited and cancelled.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-29

MANUEL RUIZ-CONEJO, VP Operations

AT RISK PAY -  63%

	2020	2019	2018
Base salary	$360,500	$360,500	$350,000
Annual incentive	$184,937	$135,188	$202,125
Share Units	$425,200	$425,200	$615,200	*
Stock Options	$0	$0	$231,396
Total Direct Compensation	$970,637	$920,888	$1,398,721

Share Ownership (December 31, 2020)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$360,500	$1,592,099	✓

*	Includes $350,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 23 for vesting metrics of the 2018 PSUs) of which 24,382 had vested were paid as of December 31, 2020 and 12,560 2018 PSUs were forfeited and cancelled.

JOSE PACORA, VP Project Development

AT RISK PAY -  77%

	2020	2019	2018
Base salary	$283,250	$283,250	$275,000
Annual incentive	$511,408	$250,676	$272,250
Share Units	$424,850	$424,850	$246,000
Stock Options	$0	$0	$164,000
Total Direct Compensation	$1,219,508	$958,776	$957,250

Share Ownership (December 31, 2020)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$283,250	$1,192,929	✓

DAVID VOLKERT, VP Exploration

AT RISK PAY -  64%

	2020	2019	2018
Base salary	$288,174	$291,305	$289,350
Annual incentive	$134,578	$104,870	$139,250
Share Units	$388,346	$392,565	$199,073
Stock Options	$0	$0	$132,715
Total Direct Compensation	$811,098	$788,740	$760,388

Share Ownership (December 31, 2020)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	CAD$386,500	CAD$2,248,451	✓

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-30

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase in the award values as at the vesting/payout dates due to increases in the Company’s stock prices. Such amounts are reflected under the heading “All Other Compensation” in the table below.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2020, 2019 and 2018:

					Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards(1)	Option- based Awards(2)	Annual Incentive Plans(3)	Long-term Incentive Plans	All Other Compensation(4)	Total Compensation
Jorge Ganoza Durant(5)	2020	$618,000	$1,421,600	N/A	$440,016	Nil	$35,699	$2,515,315
CEO	2019	$618,000	$1,421,600	N/A	$346,080	Nil	$260,115	$2,645,795
	2018	$600,000	$3,134,000	$456,000	$438,000	Nil	$899,843	$5,527,843

Luis Ganoza Durant	2020	$401,700	$567,110	N/A	$272,051	Nil	$79,385	$1,320,246
CFO	2019	$401,700	$567,110	N/A	$214,407	Nil	$143,584	$1,326,801
	2018	$390,000	$2,032,200	$234,800	$262,763	Nil	$251,859	$3,171,622

Manuel Ruiz-Conejo	2020	$360,500	$425,200	N/A	$184,937	Nil	$18,063	$988,700
VP, Operations	2019	$360,500	$425,200	N/A	$135,188	Nil	$114,488	$1,035,376
	2018	$350,000	$615,200	$231,396	$202,125	Nil	$240,549	$1,639,270

Jose Pacora	2020	$283,250	$424,850	N/A	$511,408	Nil	$9,900	$1,229,408
VP, Project Development	2019	$283,250	$424,850	N/A	$250,676	Nil	$74,798	$1,033,574
	2018	$275,000	$246,000	$164,000	$272,250	Nil	$27,609	$984,859

David Volkert(6)	2020	$288,174	$388,346	N/A	$134,578	Nil	$22,003	$833,101
VP, Exploration	2019	$291,305	$392,565	N/A	$104,870	Nil	$22,184	$810,923
	2018	$289,350	$199,073	$132,715	$139,250	Nil	$26,063	$786,450

Notes:

(1)	The 2020 amounts represent the grant date fair market value of cash-settled and share-settled RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.32. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2020 year average exchange rate of CAD$1.00 = US$0.7456. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2020 . The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2020 of CAD$1.00 = US$0.7854. The accounting fair values for share-settled RSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2020 are $1,160,853 for Jorge Ganoza Durant, $463,089 for Luis Ganoza Durant, $347,215 for Manuel Ruiz-Conejo, $346,928 for Jose Pacora, and $302,995 for David Volkert.

The performance metrics for the 2019 PSUs relate solely to three-year Total Shareholder Return (50%) and Return on Assets (50%) (see page 22 - “PSUs Granted in 2019”). The grant date fair market value of the 2019 PSUs are $568,640 for Jorge Ganoza Durant, $226,844 for Luis Ganoza Durant, $170,080 for Manuel Ruiz-Conejo, $169,940 for Jose Pacora and $157,026 for David Volkert, of which NIL 2019 PSUs had vested or been paid as of December 31, 2019.

The 2018 amounts represent the grant date fair market value of share-settled RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.20. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2018 year average exchange rate of CAD$1.00 = US$0.7716. The accounting fair value of the RSUs and PSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU/PSU deemed to have vested (but not actually vested) as at December 31, 2018. The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2018 are $1,108,157 for Jorge Ganoza Durant, $712,269 for Luis Ganoza Durant, $226,570 for Manuel Ruiz-Conejo, $100,257 for Jose Pacora, and $80,340 for David Volkert.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-31

The performance metrics for the 2018 PSUs relate to the construction and operation of the Lindero Project (see page 23 for the 2018 PSUs metrics). The grant date fair market value of the 2018 PSUs are $2,450,000 for Jorge Ganoza Durant, $1,680,000 for Luis Ganoza Durant, and $350,000 for Manuel Ruiz-Conejo, of which NIL 2018 PSUs had vested or been paid as of December 31, 2018.

(2)	Amounts represent the fair value of the options granted which was determined by the Board at the time of granting and based on the then market price of the Company’s shares. The grant date values were estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2018: risk-free interest rate of 1.79%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.57%, and a volatility factor of 67.56%. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

The accounting fair values of the options were calculated using the pro-rated portion of the options deemed to have vested (but not actually vested) as at the applicable fiscal year end. The amounts were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate as follows: for 2018, calculated in CAD$ and translated to US$ at the 2018 year average exchange rate of CAD$1.00 = US$0.7716.

(3)	Amounts represent bonuses earned for the applicable year.

(4)	Includes health and life insurance premiums paid on behalf of NEOs; contributions to a registered retirement savings plan established effective January 1, 2019 for executive officers and employees who are resident in Canada; unused vacation paid out, if applicable; and where the sum of an RSU and PSU, as applicable, and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included.

(5)	Jorge Ganoza Durant does not receive any compensation in his capacity as a director of the Company.

(6)	David Volkert was designated as a NEO based on his total compensation paid for the fiscal years 2017, 2019 and 2020.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-32

Incentive Plan Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and Share Units held by NEOs as at December 31, 2020:

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The-Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out(5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)
Jorge Ganoza Durant	229,124	$4.99	May 28, 2022	$740,691	Nil	$730,258	$1,279,640	1,245,643	$978,328
	221,863	$4.87	Mar. 18, 2023	$743,356
	450,987			$1,484,048

Luis Ganoza Durant	104,111	$4.99	May 28, 2022	$336,561	Nil	$378,057	N/A	579,453	$455,102
	114,240	$4.87	Mar. 18, 2023	$382,763
	218,351			$719,324

Manuel Ruiz-Conejo	88,836	$4.99	May 28, 2022	$287,181	Nil	$222,440	N/A	338,566	$265,910
	86,021	$4.87	Mar. 18, 2023	$288,215
	174,857			$575,396

Jose Pacora	82,404	$4.99	May 28, 2022	$266,388	Nil	$181,882	N/A	299,373	$235,128
	79,793	$4.87	Mar. 18, 2023	$267,348
	162,197			$533,736

David Volkert	Nil	N/A	N/A	N/A	Nil	$147,595	N/A	263,958	$207,313

Notes:

(1)	All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in-the-money options are converted to US$ using the exchange rate at December 31, 2020 of CAD$1.00 = US$0.7854.
(2)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange at December 31, 2020 of CAD$10.46 (US$8.22) less the exercise price of in-the-money stock options.
(3)	The value of options vested during the year is the dollar value that would have been realized if the option had been exercised on the vesting date. The value is converted to US$ using the 2020 year average exchange rate of CAD$1.00 = US$0.7456, and is calculated based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange at the date of vesting (March 19, 2020 was CAD$3.66 (US$2.73)).
(4)	The value of share units vested during the year is converted to US$ based on the 2020 year average exchange rate of CAD$1.00 = US$0.7456, and is calculated based on the number of the number of share units times the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 15, 2020 was CAD$3.45 (US$2.57); March 19, 2020 was CAD$2.94 (US$2.19); May 29, 2020 was CAD$5.74 (US$4.28)).
(5)	The values of vested share units not yet paid out, and of share units not vested are converted to US$ based on the exchange rate at December 31, 2020 of CAD$1.00 = US$0.7854, and are calculated based on the number of share units times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2020 of CAD$10.46 (US$8.22).

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-33

Effective January 1, 2015, the Company entered into amended and restated employment agreements with its current NEOs. The agreements were amended to reflect that on termination without cause, any outstanding stock options or RSUs which were awarded on or after January 1, 2015 will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. Any previously granted stock options or RSUs will continue to vest fully on termination without cause. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jorge Ganoza Durant in 2020 an annual base salary of $618,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2020, Mr. Ganoza had been terminated without cause, 309,588 Common Shares for payout of vested RSUs, and $3,407,066 (comprised of $1,236,000 for 2x annual base salary and $2,171,066 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 945,116 Common Shares for payout of vested RSUs and PSUs, and $7,087,172 (comprised of $1,854,000 for 3x annual base salary, $1,483,200 for 3x an assumed 80% bonus, and $3,749,972 for payout of vested RSUs and PSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Luis Ganoza Durant in 2020 an annual base salary of $401,700. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2020, Mr. Ganoza had been terminated without cause, 131,306 Common Shares for payout of vested RSUs, and $958,160 (comprised of $602,550 for 1.5x annual base salary and $355,610 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 459,566 Common Shares for payout of vested RSUs and PSUs, and $2,351,251 (comprised of $803,400 for 2x annual base salary, $562,380 for 2x an assumed 70% bonus, and $985,471 for payout of vested RSUs and PSUs) would have been payable to him.

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Manuel Ruiz-Conejo in 2020 an annual base salary of $360,500. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give three months’ notice to the Company.

If, on December 31, 2020, Mr. Ruiz-Conejo had been terminated without cause, 98,560 Common Shares for payout of vested RSUs, and $627,127 (comprised of $360,500 for 1x annual base salary and $266,627 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 248,678 Common Shares for payout of vested RSUs and PSUs, and $1,676,179 (comprised of $721,000 for 2x annual base salary, $216,300 for 1x an assumed 60% bonus, and $738,271 for payout of vested RSUs and PSUs) would have been payable to him.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-34

Jose Pacora, Vice-President, Project Development

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jose Pacora in 2020 an annual base salary of $283,250. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Pacora chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2020, Mr. Pacora had been terminated without cause, 96,618 Common Shares for payout of vested RSUs, and $549,657 (comprised of $283,250 for 1x annual base salary and $266,407 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 209,559 Common Shares for payout of vested RSUs, and $1,644,671 (comprised of $566,500 for 2x base salary, $339,900 for 1x an assumed 120% bonus, and $738,271 for payout of vested RSUs and PSUs) would have been payable to him.

David Volkert, Vice-President, Exploration

Pursuant to an employment agreement dated effective August 8, 2016, as subsequently amended, the Company paid to David Volkert in 2020 an annual base salary of $291,305. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Volkert will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Volkert chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2020, Mr. Volkert had been terminated without cause, 84,512 Common Shares for payout of vested RSUs, and $520,847 (comprised of $288,174 for 1x annual base salary and $232,672 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 185,517 Common Shares for payout of vested RSUs, and $1,365,221 (comprised of $576,349 for 2x base salary, $144,087 for 1x an assumed 50% bonus, and $644,785 for payout of vested RSUs and PSUs) would have been payable to him.

Director Compensation

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-35

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

In 2020, the Board granted non-executive directors C$90,000 of DSUs as more explicitly set out in the table on page 34.

Retainer Fees

Effective January 1, 2019, changes were made to the cash compensation paid to the Company’s non-executive directors. Fees for attending meetings were eliminated and increases in the non-executive director and Committee annual retainer fees were approved. The cash compensation paid to non-executive directors consists of annual retainer fees and for 2020 were as follows:

Board Member	$85,000
Plus, as applicable:
Chair of the Board	$75,000
Lead Director (if applicable)	$30,000
Audit Committee Chair	$20,000
Audit Committee Member	$7,500
Compensation Committee Chair	$15,000
Compensation Committee Member	$3,500
Other Committee Chair	$10,000
Other Committee Member	$2,500

Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company. In February 2021, the Board appointed an independent Chair and the role of Lead Director ceased.

Effective January 1, 2021, the following annual retainer fees have been amended to be as follows:

Corporate Governance and Nominating Committee Chair	$15,000
Corporate Governance and Nominating Committee Member	$5,000
Compensation Committee Member	$5,000
Sustainability Committee Chair	$15,000
Sustainability Committee Member	$5,000

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-36

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2020:

Name	Director Fees Earned	Share- based Awards(1)	Option- based Awards	All Other Compensation		Total Compensation
Mario Szotlender	$87,500	$67,104	N/A	$67,104	(2)	$221,708

David Farrell	$147,500	$67,104	N/A	Nil		$214,604

David Laing	$101,000	$67,104	N/A	Nil		$168,104

Alfredo Sillau	$98,500	$67,104	N/A	Nil		$165,604

Kylie Dickson	$107,500	$67,104	N/A	Nil		$174,604

Simon Ridgway(3)	$160,000	$67,104	N/A	$67,104	(2)	$294,208

Notes:

(1)	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.32 (US$2.61). The accounting fair value is calculated based on the year-end market price of the Company’s shares of CAD$10.46 (US$8.22). The accounting fair value of the DSUs is $222,700 for each director. All amounts were calculated in CAD$ and translated to US$ at the 2020 year end exchange rate of CAD$1.00 = US$0.7854.
(2)	For corporate development and financial advisory services provided by: (i) a company controlled by Simon Ridgway - CAD$90,000; and (ii) Mario Szotlender - CAD$90,000. The payments were made monthly in CAD$ and were converted to US$ and recorded on the Company’s books using the average 2020 exchange rate of 0.7456.
(3)	Mr. Ridgway resigned as a director of the Company effective as of February 2, 2021.
(4)	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-37

Option-Based and Share-Based Awards to the Directors

As at December 31, 2020, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2020 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out(3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested(4)
Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$70,752	$2,311,176	N/A	N/A

David Farrell	Nil	N/A	N/A	N/A	N/A	$70,752	$1,969,808	N/A	N/A

David Laing	Nil	N/A	N/A	N/A	N/A	$70,752	$674,796	N/A	N/A

Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$70,752	$662,442	N/A	N/A

Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$70,752	$545,216	N/A	N/A

Simon Ridgway(5)	Nil	N/A	N/A	N/A	N/A	$70,752	$3,080,108	N/A	N/A

Notes:

(1)	All share-based awards are made in CAD$.
(2)	The market value of DSUs vested during the year is converted to US$ using the 2020 year-end exchange rate of CAD$1.00 = US$0.7699, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange one day prior to the date of vesting, which was CAD$3.32 (US$2.61).
(3)	The value of vested DSUs not yet paid out has been converted to US$ using the 2020 year-end exchange rate of CAD$1.00 = US$0.7854, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2020 of CAD$10.46 (US$8.22).
(4)	All DSUs were fully vested upon granting but are not realizable until termination.
(5)	Mr. Ridgway resigned as a director of the Company effective as of February 2, 2021.

DATED: May 17, 2021

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page I-38

Schedule "J"

Corporate Governance

Shareholder Engagement – Shareholder and Proxy Advisory Company Matters

Your Board is committed to continuous improvements in corporate governance. We are listening, and we are taking action. Your Board's responses to shareholder engagement matters include:

1.	Sustainability – ESG Profile. Your Board and Company is philosophically committed to environmental, social and governance issues that frame our business. "Community relations" is not just a topical buzzword, it is a fundamental pillar on which our Company stands.

Sustainability Committee – We have created a Sustainability Committee to assist in fulfilling our health, safety security, environmental, sustainable development and social responsibility obligations. Our vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry, while our mission is to create sustainable value through growth of our mineral reserves, metal production and the efficient operation of our assets, while remaining firmly committed to safety, good governance, and social and environmental responsibility.

Sustainability Report – We recognise the need to provide thorough communication of the sustainability initiatives we are pursuing. We are pleased to report that we have prepared and published our third sustainability report which includes information corresponding to the fiscal year ended December 31, 2020. The sustainability report is aligned with the Global Reporting Initiative (GRI) Standards and the Metals and Mining Standard of the Sustainability Accounting Standards Board (SASB). This year the report also includes an "ESG for Investors section" and shares the Company's sustainability commitments for 2021 to 2025 on key environmental, social and governance indicators according to an updated materiality assessment. The Company has also begun to align its climate-related disclosure with the recommendations of the Task Force on Climate-related Financial Disclosure.

2020 Sustainability Report Highlights:

✓     Zero tailings dam incidents, zero significant spills, and zero significant environmental fines

✓     A continuing trend in the reduction of freshwater withdrawals and consumption

✓     Zero work-related fatalities among employees and contractors

✓     An increase in the percentage of women employees to 20%, and an increase in the percentage of women in management positions to 17%

✓     Zero significant disputes with local communities

✓     Zero confirmed cases of corruption, discrimination, or human rights violations

The report is available for review on our website.

During and subsequent to the fiscal year ended December 31, 2020, the Company updated certain of its social and environmental policies and codes that are essential to its operations, including: the Code of Business Conduct and Ethics and Whistle-Blower Policy, the Supplier Code of Business Conduct and Ethics, the Anti-Corruption Policy and the Human Rights Policy. Copies of these policies and codes can be found on the Company's website.

2.	Board Gender Diversity. In accordance with our Diversity Policy, Kylie Dickson joined our board in 2017. We now have 1 of 6 (17%) female directors, and we anticipate appointing Kate Harcourt, a current director of Roxgold, to the Fortuna board upon completion of the Arrangement. With Ms. Harcourt's appointment, our Board will have 2 of 7 (29%) directors who are women.

Pursuant to our CG&N Committee Charter, at least one member of the CG&N Committee shall be a woman.

3.	Shareholders' Gold Council. We have taken into consideration the open letter published by the Shareholders' Gold Council in September 2020, and suggest that our corporate governance strategy and compensation strategy are aligned with shareholder interests, and in particular our compensation strategy includes ensuring that our annual performance based cash incentives and long-term equity incentives are based on corporate performance and achievement of publicly stated objectives. Refer to "Annual Performance-Based Cash Incentives – 2021 Corporate Performance Objectives" in Schedule "I" to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-1

4.	Independent Chair. In February 2021, we appointed David Laing, an experienced mining executive, as the independent Chair of our Board. Prior to David's appointment, we had a non-independent Chair and a Lead Director who facilitated the independent directors' sessions. As Chair of the Board, David also chairs the independent directors' sessions that are held at the end of every board meeting and as may otherwise be required.

Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

The Chairman of the Board and a majority of the Board is independent. The Board considers David Laing, David Farrell, Alfredo Sillau and Kylie Dickson to be "independent" according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Mario Szotlender is not independent as he is paid a consulting fee by the Company.

We anticipate appointing Kate Harcourt, a current director of Roxgold, to the Fortuna board upon completion of the Arrangement. Upon the appointment of Ms. Harcourt as an independent director, 5 of the 7 (71%) members of the Board will be independent.

The Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To the best of our knowledge, the Company is not aware of any existing or potential conflicts of interest between the Company or any of its directors or officers that have not been disclosed to the Board, except that some of the directors serve as directors of other public companies. This information is listed under the profiles of our directors, where applicable, starting on page 64 of this Circular. As at the date of this Circular, no members of the Board served together on the boards (or board committees) of other public companies.

The independent directors hold meetings at the conclusion of every board meeting and as otherwise thought fit. At these meetings, non-independent directors and members of management are not in attendance. In 2020, the independent directors met 12 times.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer. The mandate of the Board is set out in Appendix "A" to this Schedule "J". The Company also has written position descriptions for the Chairs of the Board Committees.

The quorum for meetings of the Board and its Committees is a majority of the directors or Committee members, as applicable.

Audit Committee

Members:	Kylie Dickson (Chair), Alfredo Sillau, David Farrell
Committee Independence:	100%

Under the supervision of the Board, the Company's Audit Committee (the "Audit Committee") has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company's internal and external audit process, and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-2

In March 2021, the provisions of the Charter of the Audit Committee relating to composition were strengthened to provide that no member of the Committee may shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), David Laing, Kylie Dickson
Committee Independence:	100%

Under the supervision of the Board, the Company's CG&N Committee has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess and considering the appropriate size of the Board.

In March 2021, the Charter of the CG&N Committee was amended as follows:

•	The nomination process section of the Charter was amended to reflect that that the Committee will consider recommendations on director nominees appropriately submitted by shareholders; and

•	The Composition section of the Charter was amended to reflect that at least one member of the Committee shall be a woman.

The CG&N Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve. Recommendations for nominees as appropriately submitted to the CG&N Committee will also be considered as part of the process. The Board adheres to the following process, with the input and advice of the CG&N Committee, prior to nominating or appointing individuals as directors:

•	The Board determines the appropriate size of the Board, with a view to facilitating effective decision-making.

•	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

•	The Board assesses what competencies and skills each existing director possesses.

•	In accordance with the Charter of the CG&N Committee, the Board considers recommendations appropriately submitted by shareholders;

•	In accordance with the Company's Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. This Committee approves the corporate goals relevant to the CEO's compensation and evaluates the CEO's performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and share unit plans.

In March 2021, the provisions of the Charter of the Compensation Committee relating to composition were strengthened to provide that no member of the Committee may shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-3

Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Alfredo Sillau
Committee Independence:	Majority

Under the supervision of the Board, the Sustainability Committee is responsible for:

•	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;

•	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and

•	assess the effectiveness of the Company's health, safety, security, environmental, sustainable development and social responsibility policies and practices.

It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director's performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

In early 2021, the annual questionnaires were complemented with one-on-one interviews between each director and the then Lead Director and Chairman of the CG&N Committee. The interviews focused on the Board as a whole and the supporting work of the committees and included feedback to directors regarding: current performance, strengths, need for improvement, access to management, the sufficiency and risks of blindspots in the information provided to directors, and strategic and planning initiatives. Upon completion, relevant feedback from the directors was reported to the rest of the Board and to the Chief Executive Officer in the ongoing effort to strengthen communication lines between directors and between the Board and management. It is proposed that this enhanced Board evaluation process will be continued every second year.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the directors. Each director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Each member of the Board has completed training on the Code of Business Conduct and Ethics and Whistle-Blower Policy and on the Human Rights Policy.

As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company's business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. The Company also encourages its directors to attend conferences, seminars or courses on subjects related to their role on the Board or when appropriate Board Committees. In 2021, we are increasing our directors' education on ESG topics by arranging seminars on a quarterly basis provided by external consultants. Depending on the success of these seminars, additional educational seminars on different subjects may be arranged.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-4

Site Visits

The directors routinely visit the Company's operations. In January 2020, the directors toured the San Jose mine in Oaxaca, Mexico. During their visit their toured the plant, the dry stack tailings facility, the tailings dam, the surface facilities at the mine including canteen, offices and core shack as well as the underground facilities. The directors also had the opportunity to meet with local management and employees at San Jose.

The directors receive an in-depth monthly report from management with ad hoc reports delivered as needed. As well, at each of the quarterly meetings of the Board, directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

Shareholder Engagement

The Company recognizes the benefit of regular engagement with its shareholders in order to remain attuned to the shareholders' different perspectives on matters affecting the Company. The Company conducts active shareholder engagement through several means:

•	meetings, discussions and calls –between June 2020 and November 2020 – 100 one on one meetings were held with shareholders representing approximately 44.2 million shares (24% of the issued and outstanding shares)

•	investor conferences – attended on-line in 2020 due to COVID restrictions

•	site tours– mainly for research analysts – although none held in 2020 due to COVID restrictions

•	governance engagement – the Company provides information on our governance practices to proxy advisory firms and shareholder advocacy groups as requested

•	quarterly conference calls with investors and analysts – allowing for questions and answers with management

•	by letter, email or phone to the Company's investor relations department

In addition, the Company communicates regularly with shareholders through annual and quarterly filings, news releases all filed on SEDAR and EDGAR, and at its annual general meeting.

In 2021, the Company will be launching a Board out-reach program, in which shareholders will be provided with the opportunity to speak with directors on topics of interest.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics and Whistle-Blower Policy (the "Code") which has been filed on SEDAR at www.sedar.com and is also available on the Company's website. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company's whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company's Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company's strategic plan, for approval by the Board and periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan's strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-5

The Board approves the annual corporate objectives and budget for the ensuing year and the five-year plan. Management's progress in meeting the strategic and operational goals is reviewed by the Board throughout the year and is considered when determining compensation. As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are: consistent with the strategic goals; reflective of the corporate culture of the Company's business; and in alignment with the Company's risk tolerance.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in early 2016 a Share Ownership Policy in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

The CEO is required to hold Common Shares of the Company having a value equal to three times the gross amount of his annual base salary, and each of the CFO and Vice-Presidents must hold Common Shares having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to hold Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2020 are as follows:

Name	Required ownership as multiple of annual base salary / retainer		Common Shares held	Share-settled Share Units held	DSUs held	Total holdings	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3	x	1,061,215	945,116	Nil	2,006,331	Met
Luis Ganoza Durant	1	x	300,332	459,566	Nil	759,898	Met
Manuel Ruiz-Conejo	1	x	129,689	248,678	Nil	378,367	Met
Jose Pacora	1	x	99,195	209,559	Nil	208,754	Met
David Volkert	1	x	27,347	185,517	Nil	212,864	Met

Directors
Mario Szotlender	3	x	171,700	Nil	281,165	452,865	Met
David Farrell	3	x	15,000	Nil	239,636	254,636	Met
David Laing	3	x	Nil	Nil	82,092	82,092	Met
Alfredo Sillau	3	x	16,502	Nil	80,589	97,091	Met
Kylie Dickson	3	x	Nil	Nil	66,328	66,328	Aug. 16, 2022*

* Subsequent to December 31, 2020, Kylie Dickson met the non-executive director share ownership target.

Diversity

The Board adopted in early 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has no executive officers who are women, and has one director who is a woman (17% of the Board). We anticipate appointing Kate Harcourt, a current director of Roxgold, to our Board upon completion of the Arrangement, which will result in our Board having 2 of 7 (29%) directors who are women. In March 2021, the Charter of the CG&N Committee was amended to reflect that at least one member of the Committee shall be a woman.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti-discrimination, equal employment or other laws and regulations.

Among the various dimensions of diversity, the Company is focusing on gender. In the locations where the Company operates, mining has traditionally been seen as a male occupation. The Company is seeking to destigmatize the sector and promote the participation of women, to generate shared value for the Company and society. The Company has included key performance indicators and targets for the representation of women in the labor force and management in its five-year sustainability plan.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-6

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;

•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See "Director Tenure and Skills" below.

The Company does not support the adoption of quotas to support its Diversity Policy and therefore does not generally consider the level of representation of women on the Board or in executive officer positions when identifying and nominating director and officer candidates for election or appointment. For the same reason, the Company has not adopted a formal target number or percentage of women for representation on the Board or in its executive officer positions. The Board and management, however, actively consider all qualified female and diverse candidates in the selection criteria for all positions throughout the Company.

Director Tenure and Skills

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board of Directors believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board of Directors and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company's formal assessment program, are adequate for ensuring that the Company maintains a high performing Board of Directors. See page J-8 for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company's directors.

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	16
Mario Szotlender	12
David Farrell	7
David Laing	4
Alfredo Sillau	3
Kylie Dickson	3
Average:	7.5

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-7

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2020:

Director	Board	Independent Directors	Audit Committee	CG&N Committee	Compensation Committee	Sustainability Committee	Overall Attendance
Jorge Ganoza Durant	12 of 12						100%
Mario Szotlender	12 of 12					2 of 2	100%
David Farrell	12 of 12	12 of 12	5 of 5	1 of 1	3 of 3		100%
David Laing	12 of 12	12 of 12		1 of 1	3 of 3	2 of 2	100%
Alfredo Sillau	12 of 12	12 of 12	5 of 5		3 of 3	2 of 2	100%
Kylie Dickson	12 of 12	12 of 12	5 of 5	1 of 1			100%

Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

Skills and Experience	Jorge Ganoza Durant	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson	Total (of 6)
Strategy and Leadership: Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.	✓	✓	✓	✓	✓	✓	6
Operations and Exploration: Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	✓	✓		✓		✓	4
Corporate Governance: Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	✓	✓	✓	✓	✓	✓	6
Metals and Mining: Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	✓	✓	✓	✓	✓	✓	6
Health and Safety, Environment and Sustainability: A strong understanding of the operational requirements and leading practices of workplace health and safety, including the requirements for a strong safety culture and sustainable development.	✓	✓		✓			3
Finance: Experience in the areas of finance, investment and/or mergers and acquisitions.	✓	✓	✓	✓	✓	✓	6
Human Resources: Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	✓	✓	✓	✓	✓	✓	6
Financial Literacy: Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	✓	✓	✓	✓	✓	✓	6
International Business: Experience working in a major organization that carries on business in multiple jurisdictions.	✓	✓	✓	✓	✓	✓	6
Spanish Language: Fluency in reading and speaking Spanish.	✓	✓		✓	✓		4

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page J-8

Appendix "A"

Board Mandate

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company's Articles; the Company's Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board's committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

Strategic Planning

The Board monitors the Company's strategic planning process, including the opportunities and risks of the business. The senior officers of the Company ("Management") present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management's plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

MANAGEMENT INFORMATION CIRCULAR	Board Mandate | Page AP-1

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

Feedback

The Company's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

MANAGEMENT INFORMATION CIRCULAR	Board Mandate | Page AP-2

If you have any questions or require any voting assistance, please contact our strategic shareholder advisors and proxy solicitation agent, Laurel Hill Advisory Group at:

NORTH AMERICAN TOLL FREE:
1-877-452-7184

CALLS OUTSIDE NORTH AMERICA:
1-416-304-0211

EMAIL:
ASSISTANCE@LAURELHILL.COM